As confidentially submitted to the Securities and Exchange Commission on September 2, 2026.
This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[           ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Decent Holding Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	4950	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)

4th Floor & 5th Floor North Zone, Dingxin Building
No. 106 Aokema Avenue,
Laishan District, Yantai, Shandong Province
People’s Republic of China 264003
Telephone: +86 0535-5247776
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1 (212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 Telephone: +1 212-588-0022	Cavas S. Pavri, Esq. ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006 Telephone: 202-724-6847

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby files this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus	Subject To Completion, Dated [*], 2026

Up to [ ] Units, each consisting of one Class A Ordinary Share, or in lieu thereof, a Pre-Funded Warrant, and one Warrant to purchase up to [ ] Class A Ordinary Shares

Included in the Units:

(1) Up to [ ] Class A Ordinary Shares

(2) Up to [ ] Pre-Funded Warrants

(3) Up to [ ] Class A Ordinary Shares Underlying the Pre-Funded Warrants

(4) Up to [ ] Warrants to Purchase Class A Ordinary Shares

(5) Up to [ ] Class A Ordinary Shares Issuable upon Exercise of the Warrants

Decent Holding Inc.

Decent Holding Inc. (“Decent Cayman”, “the Company”, “we”, “our”, or “us”) is offering on a best-efforts basis up to [--] units (the “Units”), each Unit consisting of one Class A Ordinary Share (the “Class A Ordinary Share”), or, in lieu thereof, a pre-funded warrant (each, a “Pre-Funded Warrant”); and one warrant to purchase up to [one] Class A Ordinary Share (each, a “Warrant”), which represents (1) [--] Class A Ordinary Shares, (2) up to [--] Pre-Funded Warrants, (3) up to [--] Class A Ordinary Shares underlying the Pre-Funded Warrants, (4) up to [--] Warrants to Purchase Class A Ordinary Shares and (5) up to [--] Class A Ordinary Shares issuable upon exercise of the Warrants. We are offering the Units at the assumed public offering price of $[--] per Unit. Each of the Pre-Funded Warrants will have an exercise price of $0.0025 per Class A Ordinary Share and will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. Each of the Warrants will have an initial exercise price of $[--] per Class A Ordinary Share (representing [--]% of the assumed public offering price per Unit) and will be exercisable beginning on the issuance date and ending [--] years after the issuance date. The public offering price per Unit in the Offering will be determined by us based on negotiations with the placement agent who will be acting on behalf of the prospective investors in the Offering, and will be based on the latest market price of our Class A Ordinary Shares prior to the pricing of the Offering.

The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class A Ordinary Shares or the Pre-Funded Warrants in lieu thereof can each be purchased in this offering only with the accompanying Warrants as part of the Units, but the component parts of the Units will be immediately separable and issued separately in this Offering.

We are offering to each purchaser of shares that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% of our outstanding Class A Ordinary Shares immediately following the consummation of this offering, the opportunity to purchase a Pre-Funded Warrant each in lieu of one Class A Ordinary Share. Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one Class A Ordinary Share. The purchase price of each Pre-Funded Warrant will be equal to the price per share minus $0.0025, and the remaining exercise price of each Pre-Funded Warrant will equal $0.0025 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership limitation) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Class A Ordinary Shares we are offering will be decreased on a one-for-one basis.

The public offering price per Unit is an assumed price only. The offering price for our securities in this offering will be determined at the time of pricing, and may be at a discount to the then current market price or to the assumed price set forth above. The assumed offering price used throughout this prospectus may not be indicative of the final offering price. The final public offering price will be determined through negotiation between us and investors based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

We do not intend to apply for listing of the Warrants or Pre-Funded Warrants on any national securities exchange or other trading market, and we do not believe any such market will develop. Therefore, the liquidity of the Warrants and Pre-Funded Warrants will be limited and should be considered illiquid.

This prospectus also relates to the Class A Ordinary Shares issuable from time to time upon the exercise of the Warrants offered hereby.

Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell a number of securities sufficient to pursue the business goals outlined in this prospectus. Because there is no minimum offering amount, investors could be in a position where they have invested in our Company, but we are unable to fulfill our objectives due to a lack of interest in this offering. Also, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. We intend to complete one closing of this offering, but may undertake one or more additional closings for the sale of the additional securities to the investors in the initial closing. We expect to hold an initial closing on [●], 2026, but the offering will be terminated by [●], 2026, provided that the closing(s) of the offering for all of the Class A Ordinary Shares have not occurred by such termination date, which date may be extended by us. Any extensions or material changes to the terms of the offering will be contained in an amendment to this prospectus.

Our Class A ordinary shares are listed on Nasdaq under the symbol “DXST”. On [*], 2026, the last reported sale price of a Class A ordinary share on Nasdaq was $[*].

We have engaged the Placement Agent to use its reasonable best efforts to solicit offers to purchase our securities in this offering. The Placement Agent is not purchasing or selling any of the securities we are offering and is not required to arrange for the purchase or sale of any specific number or dollar amount of the securities. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agent fees, and proceeds to us, if any, are not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the Placement Agent the placement agent fees set forth in the table below. See “Plan of Distribution” in this prospectus for more information.

	Per Unit Consisting of One Class A Ordinary Share and One Warrant	Per Unit Consisting of One Pre-Funded Warrant and One Warrant	Total
Public offering price	$		$
Placement Agent commissions(1)	$		$
Proceeds, before expenses, to us	$		$

(1)	In connection with this offering, we have agreed to pay to the Placement Agent a cash fee equal to 7.5% of the gross proceeds received by us in the offering. We have also agreed to reimburse the Placement Agent a non-accountable expense allowance of $30,000 and for all accountable out-of-pocket expenses related to the offering of up to $50,000, including legal expenses and other out-of-pocket expenses in connection with its engagement as placement agent. See “Plan of Distribution.”

Investors are cautioned that you are not buying shares of a China-based operating company but instead are buying shares of a Cayman Islands holding company with operations conducted by our subsidiaries based in China and that this structure involves unique risks to investors.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. We are also a “controlled company” under the Nasdaq Rules. See “Prospectus Summary — Implications of Being an Emerging Growth Company”, “Prospectus Summary — Implications of Being a Foreign Private Issuer”, and “Prospectus Summary — Implications of Being a Controlled Company.”

We currently have two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of our Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting. Each Class A ordinary share is entitled to one vote for each Class A ordinary share held and each Class B ordinary share is entitled to twenty (20) votes for each Class B ordinary share held (either on a poll or on a show of hands). The Class B ordinary shares are convertible into Class A ordinary shares at any time at the option of the holder. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters submitted to vote of our shareholders, unless otherwise required by applicable law or our fourth amended and restated memorandum and articles of association.

Decent Cayman is incorporated under the laws of the Cayman Islands. As a holding company with no material operations of its own, Decent Cayman conducts its operations in China through its indirectly wholly-owned subsidiaries, Shandong Dingxin Ecology Environmental Co., Ltd. (“Decent China”) and Suncare (Shanghai) Health Technology Co., Ltd. (“Suncare”) (together, the “Operating Subsidiaries”). Decent Cayman holds its interest in Decent China through Decent HK and the WFOE, and holds its interest in Suncare through Decent HK. See the corporate structure chart under “Prospectus Summary — Corporate Structure” for additional detail. Investors in our Class A ordinary shares should note that they are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our PRC subsidiaries. They will not and may never directly hold equity interests in our Operating Subsidiaries. Decent Cayman indirectly controls and receives the economic benefits of Decent China’s and Suncare’s business operations, if any, through equity ownership. For more details, see “Risk Factors — Risks related to Doing Business in the PRC” starting from page 32 of this prospectus.

Because of our corporate structure as a Cayman Islands holding company with all operations conducted by our Operating Subsidiaries in China, it involves unique risks to investors. Furthermore, the changes in the Chinese policies, regulations, rules and the enforcement of laws regarding foreign ownership may occur quickly with little advance notice, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. In addition, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States.

We do not have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in China.

Investing in our securities involves a high degree of risk. Before buying any Class A ordinary shares, you should carefully read the discussion of the material risks of investing in our Class A ordinary shares under the heading “Risk Factors” beginning on page 24 of this prospectus.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

As confirmed by our PRC counsel, Guantao Law Firm, we will not be subject to cybersecurity review with the Cyberspace Administration of China (“CAC”), after the amended Measures of Cybersecurity Review, or New Measures, became effective on February 15, 2022, since (i) we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; and (ii) we are also not subject to security assessment for data cross-border transmission organized by the state cyberspace administration pursuant to Article 37 of the Regulations on the Security Management of Network Data (effective January 1, 2025), since we currently do not collect data that affects or may affect national security and we do not anticipate that we will be collecting data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. See “Risk Factors — Risks Related to Doing Business in the PRC — The filing, approval or other administration requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.” on page 33 of this prospectus.

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”), announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies (the “Circular”), and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines (collectively, the “New Overseas Listing Rules”). On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies (the “Notice”). The Trial Measures came into effect on March 31, 2023. Under the Trial Measures and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days. As advised by our PRC counsel, we are required to submit a filing to the CSRC within three business days after the closing of such offering. Accordingly, we plan to submit the CSRC filing in connection with this offering within three business days after the closing of this offering. If the CSRC terminates our filing or determines that the issuance of our securities is not in compliance with applicable PRC rules, it might affect our other filing procedures with respect to other future offerings, under the New Overseas Listing Rules, which would adversely affect our future financings and issuances of our securities.

Additionally, if we do not file with the CSRC in connection with this offering within three business days after the closing of this offering, or if the CSRC terminates our filing or determines that the issuance of our securities are not in compliance with applicable PRC rules, and we may be subject to investigations by competent PRC regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. To date, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook and may impact our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange. See “Risks Related to Doing Business in the PRC — The filing, approval or other administration requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.” and “Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.” beginning on pages 33 and 32 for a description of the New Overseas Listing Rules and how they may impact our company and this offering.

As of the date of this prospectus, according to our PRC counsel, Guantao Law Firm, we are only required to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

In addition, since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (recently amended on June 24, 2022, and became effective on August 1, 2022), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this prospectus, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor its PRC subsidiaries engage in monopolistic behaviors that are subject to these statements or regulatory actions.

Furthermore, as more stringent criteria have been imposed by the SEC and the Public Company Accounting Oversight Board (the “PCAOB”) recently, trading in our Class A ordinary shares may be prohibited if the PCAOB determines that it cannot completely inspect or investigate our auditor, and as a result Nasdaq may determine to delist our Class A ordinary shares. Pursuant to the Holding Foreign Companies Accountable Act (the “HFCAA”), if the PCAOB is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a U.S. stock exchange. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 (“2021 Determinations”), which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “Statement of Protocol” or “SOP”) with the CSRC and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. The PCAOB Board vacated its previous 2021 Determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our former auditor, WWC, P.C. (“WWC”), is an independent registered public accounting firm that is headquartered in San Mateo, California. WWC has been inspected by the PCAOB on a regular basis, with the last inspection completed in November 2024. Our current auditor, YCM CPA INC. (“YCM”), is an independent registered public accounting firm that is headquartered in Irvine, California. YCM has been inspected by the PCAOB on a regular basis, with the last inspection completed in September 2024. As of the date of the prospectus, both WWC and YCM are not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. Both WWC and YCM are subjected to the laws and regulations of the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our Class A ordinary shares may be delisted under the HFCAA if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A ordinary shares may be prohibited from trading or delisted. The HFCAA, the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCAA, together with recent joint statement by the SEC and PCAOB, the PCAOB’s determinations, and the Nasdaq rule changes all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our offering.

Our management team monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfil its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our Board of Directors, we will enter into an intercompany loan for the subsidiaries in accordance with the applicable PRC laws and regulations. However, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. As of the date of the prospectus, no cash transfer, dividends, or distributions have occurred among the Company and any of its subsidiaries. See “Risk Factors — Risks Related to Doing Business in the PRC — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 41 of this prospectus.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”), by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on Decent Cayman’s ability to pay dividends to its shareholders. See “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries” on page 6, “Risk Factors — Risks Related to Doing Business in the PRC — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 41 and “Risk Factors — Risks Related to Doing Business in the PRC — Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares” on page 41 of this prospectus.

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for working capital and cash needs. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Decent Cayman is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of Hong Kong to provide funding to Decent Cayman through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividend transfers from Hong Kong to the Cayman Islands. Current PRC regulations permit Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”) to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Guantao Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction that could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries. As of the date of this prospectus, neither the Company nor its subsidiaries have made transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries. As of the date of this prospectus, no dividends, distributions or transfers  have been made between Decent Cayman and any of its subsidiaries. We do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this prospectus, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. For more details, see “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries,” on page 6 of this prospectus.

We have engaged FT Global Capital, Inc. as our exclusive Placement Agent to use its reasonable best efforts to solicit offers to purchase our securities in this offering. The Placement Agent has no obligation to purchase and are not purchasing or selling the securities offered by us, and is not required to arrange for the purchase or sale of any specific number or dollar amount of our securities, but will use its reasonable best efforts to solicit offers to purchase the securities offered by this prospectus. Because there is no minimum offering amount required as a condition to closing in this offering the actual offering amount, the Placement Agent’s fee, and proceeds to us, if any, is not presently determinable and may be substantially less than the total maximum offering amounts set forth above and throughout this prospectus. We have agreed to pay the Placement Agent the fee set forth in the table above and to provide reimbursement of certain expenses and certain other compensation to the Placement Agent. See “Plan of Distribution” of this prospectus for more information regarding these arrangements.

Investing in our securities being offered pursuant to this prospectus involves a high degree of risk. You should carefully read and consider the “Risk Factors’’ beginning on page 24 of this prospectus before you make your investment decision.

We are, and will continue to be, a “controlled company” within the meaning of the Nasdaq listing rules, due to the fact that our controlling shareholder, Decent Limited, a British Virgin Islands company controlled by Mr. Dingxin SUN, our founder and Chairman of the Board of Directors, beneficially owns approximately 19.87% of our issued and outstanding Class A ordinary shares and 100% of our issued and outstanding Class B ordinary shares, representing 76.95% of the voting power. He will continue to beneficially own more than 50.0% of the voting power of our issued and outstanding ordinary shares following the offering. As a “controlled company,” as defined under the Nasdaq listing rules, we are permitted to elect to rely on certain exemptions from corporate governance rules. Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions. For more details, see “Prospectus Summary — Implications of Being a Controlled Company” on page 17 of this prospectus.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to U.S. domestic public companies. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities. See “Prospectus Summary — Implications of Being a Foreign Private Issuer” on page 16 of this prospectus and “Risk Factors — Risks Related to Our Class A ordinary shares and this Offering — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “Risk Factors — Risks Related to Our Class A ordinary shares and this Offering — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing rules.” on page 59 of this prospectus.

Neither the Securities and Exchange Commission, the Cayman Islands Monetary Authority, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Exclusive Placement Agent

The date of this prospectus is                 , 2026.

You should only rely on the information contained in this prospectus and in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor the Placement Agent has authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, the Units only in jurisdictions where offers and sales are permitted. The information contained in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of the Units offered hereby. Our business, financial condition, operating results, and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the Placement Agent has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Units, and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum and the amended and restated articles, adopted on September 26, 2024;

●	“Black odor water” is to polluted water caused by blackening iron sulfides and other blackening substances;

●	“Board of Directors” refers to the board of directors of Decent Holding Inc.;

●	“BOD” is to biochemical oxygen demand, a specific period of time of the dissolved oxygen required by aerobic microorganisms in water during the oxidation process to decompose organic matter in water into inorganic matter at a certain temperature. It is a comprehensive index to indicate the content of aerobic pollutants such as organic matter in water;

●	“BOT” is to the build-operate-transfer or a construction-operation-transfer mode, which means the government to grant a concession for an infrastructure project to a contractor. The contractor is then responsible for the design, financing, construction and operation of the project during the concession period, as well as recovering costs, paying debts and earning profits. At the end of the concession period, the contractor must transfer the ownership of the project to the government;

●	“China” or the “PRC” are to the People’s Republic of China, excluding, solely for the purpose of this prospectus, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Class A ordinary shares” are to Class A ordinary shares, par value US$0.0025 per share, of Decent Holding Inc.;

●	“Class B ordinary shares” are to Class B ordinary shares, par value US$0.0025 per share, of Decent Holding Inc.;

●	“Decent Cayman” is to Decent Holding Inc., a Cayman Islands exempted company limited by shares;

●	“Decent China” is to Shandong Dingxin Ecology Environmental Co., Ltd., a PRC incorporated limited liability company. Decent China is a wholly owned subsidiary of Shandong Naxin Ecological Environment Engineering Co., Limited, the WFOE;

●	“Decent HK” is to Decent Hong Kong Holding International Limited, a Hong Kong company limited by shares, which is a wholly-owned subsidiary of Decent Cayman;

●	“Exchange Act” refers to the Securities Exchange Act of 1934;

●	“Fourth Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum and the amended and restated articles, adopted on July 14, 2026, and effective July 14, 2026.

●	“FY2025,” “FY2024” and “FY2023” refer to fiscal year ended October 31, 2025, 2024 and 2023, respectively;

●	“PPP” is to the public-private partnership, which means an arrangement between a government and private sector institutions to provide services under market competition;

●	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

●	“Second Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum and the amended and restated articles, adopted and effective on May 9, 2025;

●	“Suncare” is to Suncare (Shanghai) Health Technology Co., Ltd., a PRC company limited by shares, which is a wholly-owned subsidiary of Decent HK;

●	“Third Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum and the amended and restated articles, adopted on February 23, 2026 and effective March 16, 2026;

●	“US$,” “$,” “dollars,” “USD” or “U.S. dollars” refer to the legal currency of the United States;

●	“WFOE” is to Shandong Naxin Ecological Environment Engineering Co., Limited, a wholly foreign-owned enterprise in the PRC and a wholly owned subsidiary of Decent HK; and

●	“we,” “us,” “our,” “our company,” “the Company,” or “Decent Holding” are to Decent Cayman and its subsidiaries, and to Decent China and Suncare in the context of describing our operations and consolidated financial information.

Decent Cayman and its subsidiaries conduct business in the PRC, using Renminbi, or RMB, the official currency of China. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

We have relied on statistics provided by a variety of publicly-available sources regarding China’s expectations of growth. We did not directly or indirectly sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the US reporting. The relevant exchange rates are listed below:

	For the Year Ended October 31, 2025	For the Year Ended October 31, 2024	For the Year Ended October 31, 2023
Period Ended RMB: USD exchange rate	[--]	7.1178	7.3166
Period Average RMB: USD exchange rate	[--]	7.1855	7.0637

We obtained the industry and market data used in this prospectus from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

Investing in Decent Cayman’s securities is highly speculative and involves a significant degree of risk. Decent Cayman’s is not an operating company established in the PRC, but a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in China through Decent China, which is our PRC operating subsidiary (“PRC Operating Subsidiary” or “Operating Subsidiary”).

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including the factors described under the section titled “Risk Factors” in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying the Units in this offering. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our securities discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to buy the Units.

Overview

Decent Cayman is a holding company that was incorporated under the laws of the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in China through our subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd., which is our Operating Subsidiary in China.

We specialize in the provision of wastewater treatment by cleansing the industrial wastewater, ecological river restoration and river ecosystem management by enhancing the water quality, as well as microbial products primarily used for pollutant removal and water quality enhancement, through our Operating Subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd. We believe we are among the pioneers in the field of water pollution treatment in China.

Our main services and products include (1) wastewater treatment, (2) river water quality management, and (3) microbial products for water quality enhancement and pollutant cleansing purposes. We focus on research and development (“R&D”) to sharpen our innovation edge. So far, we have entered into a memorandum of understanding for scientific research and development with Yantai University and partnered with other academic institutions. We have an in-house R&D team with members possessing technical expertise in engineering and chemistry as well as a sharp business sense that we believe can accurately capture and meet our customers’ needs. As of the date of this prospectus, we own 15 patents and 9 software copyrights.

We have received a number of industry awards and certifications recognizing our success and achievements in technological innovations and market potential. Below is the highlight of some of our recent and major awards and certifications in respect of our business:

Year	Name of Award/Certification	Issuing Authority
2022	Yantai City Industrial Design Center	Yantai Municipal Bureau of Industry and Information Technology
2022	Yantai New Special Expertise Enterprise	Yantai Municipal Bureau of Industry and Information Technology
2022	High-Tech Enterprise	Shandong Provincial Department of Science and Technology, Shandong Provincial Department of Finance, and Shandong Provincial Taxation Bureau of the State Administration of Taxation

Corporate History

Decent Cayman is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, Decent Cayman conducts its operations in China through its indirectly wholly-owned PRC Operating Subsidiaries, Decent China and Suncare.

Decent Cayman was incorporated on January 6, 2022. It is a holding company and is not actively engaged in any business as of the date of this prospectus. Under the Fourth Amended and Restated Memorandum and Articles of Association (adopted by special resolution passed and effective on July 14, 2026), Decent Cayman’s authorized capital consists of US$2,500,000, divided into 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares of a par value of US$0.0025 each. Decent Cayman’s registered office is at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

Decent HK was incorporated on February 24, 2022, under the laws of Hong Kong. Decent HK is a Hong Kong limited company and a wholly owned subsidiary of Decent Cayman. Decent HK is a holding company and does not have any operations.

WFOE was incorporated on September 30, 2022, under the laws of the People’s Republic of China. WFOE is a limited liability company, and a wholly-owned subsidiary of Decent HK. WFOE is a holding company and does not have any operations.

Decent China was incorporated on September 5, 2011, under the laws of the People’s Republic of China. Decent China is a limited liability company and a wholly-owned subsidiary of the WFOE.

Suncare (Shanghai) Health Technology Co., Ltd. (“Suncare”), incorporated on December 24, 2025, is a limited liability company incorporated under the laws of the People’s Republic of China and a wholly-owned subsidiary of Decent HK.

We do not have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in China.

Initial Public Offering

On January 23, 2025, we completed our initial public offering (“IPO”) on the Nasdaq Capital Market, issuing an aggregate of 1,250,000 Ordinary Shares, par value $0.0001 per share, at a price of $4.00 per share. In addition, on January 21, 2025, we entered into an underwriting agreement with Craft Capital Management LLC, who acted as the representative of the underwriters, pursuant to which the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 ordinary shares to cover the over-allotments option, if any. The initial public offering closed on January 23, 2025, with gross proceeds totaling US$5 million, before deducting underwriting discounts and offering expenses. The ordinary shares commenced trading on the Nasdaq Capital Market on January 22, 2025, under the ticker symbol “DXST.”

Dual-class Structure

On May 9, 2025, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving all of the proposals considered at the meeting. As a result, (i) all 16,250,000 ordinary shares issued and outstanding were reclassified into Class A ordinary shares with a par value of US$0.0001 each, each having one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis; (ii) 5,000,000 ordinary shares issued and outstanding were reclassified into 5,000,000 Class B ordinary shares with a par value of US$0.0001 each, each having twenty (20) votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis; and (iii) the remaining 483,750,000 authorized but unissued ordinary shares were redesignated into Class A ordinary shares on a one for one basis. Concurrently, the shareholders approved for the Company to redesignate, reclassify and repurchase 8,026,000 Class A ordinary shares and 5,000,000 Class B ordinary shares registered in the name of Decent Limited.

Recent Developments

Follow-on Offering

On November 10, 2025, the Company entered into securities purchase agreements with certain investors (the “November 2025 Follow-on Offering”), pursuant to which the Company agreed to issue and sell, in a best-efforts registered offering, an aggregate of 13,333,333 Class A ordinary shares, par value US$0.0001 per share, at a public offering price of US$0.60 per share, together with warrants to purchase up to 26,666,666 additional Class A ordinary shares. Each whole warrant is immediately exercisable for one Class A ordinary share at an exercise price equal to 110% of the public offering price and will expire on March 12, 2026. The offering closed on November 12, 2025 and resulted in gross proceeds of approximately US$8.0 million, before deducting placement agent fees and offering expenses. The securities were offered pursuant to an effective registration statement on Form F-1 (SEC File No. 333-289797), and D. Boral Capital LLC acted as the sole placement agent in the offering. In connection with the offering, the Company’s directors and executive officers entered into customary 90-day lock-up agreements, and the Company intends to use the net proceeds primarily for business expansion, research and development, technology upgrades and talent recruitment.

Reverse Share Split

On February 23, 2026, the Company’s shareholders approved, and on February 25, 2026 the Board of Directors confirmed, a reverse share split at a ratio of one-for-twenty-five (1-for-25). The reverse share split became effective on March 16, 2026. As a result of the reverse share split, the par value per ordinary share was increased from US$0.0001 to US$0.0025, the total number of authorized ordinary shares was reduced from 500,000,000 to 20,000,000, and every twenty-five (25) outstanding Class A Ordinary Share and every twenty-five (25) outstanding Class B Ordinary Share was consolidated into one share. Following the reverse share split, the Company had approximately 1,615,103 Class A Ordinary Shares and 200,000 Class B Ordinary Shares outstanding. The Company’s new CUSIP number is G2748R205. The reverse share split was undertaken primarily to meet the Nasdaq minimum bid price requirement for continued listing on the Nasdaq Capital Market.

Increase in Authorized Share Capital

On July 14, 2026, at an extraordinary general meeting, the Company’s shareholders approved an increase of the Company’s authorized share capital from US$50,000, divided into 19,800,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares of a par value of US$0.0025 each, to US$2,500,000, divided into 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares of a par value of US$0.0025 each, through the creation of an additional 880,200,000 Class A Ordinary Shares and an additional 99,800,000 Class B Ordinary Shares. In connection with the increase, the shareholders also approved the adoption of the Fourth Amended and Restated Memorandum and Articles of Association of the Company, which amended the authorized share capital description to reflect the increase and became effective on the same date.

Share Subscription by the Chairman

On May 21, 2026, we entered into a share subscription agreement (the “Subscription Agreement”) with Mr. Dingxin Sun, the Chairman of the Company, pursuant to which Mr. Sun purchased 400,000 Class B ordinary shares from the Company at a purchase price of $2.00 per share, for aggregate gross proceeds of $800,000. The transaction closed on August 4, 2026. Following the closing of the transaction, Mr. Sun beneficially owns, directly or indirectly through Decent Limited, 321,040 Class A Ordinary Shares and 600,000 Class B ordinary shares of the Company, representing approximately 90.5% of the total voting power of the Company.

July 23, 2026 Legal Proceeding

On July 23, 2026, a securities class action complaint (the “Action”) was filed in the Supreme Court of the State of New York, County of New York, naming as defendants more than 30 publicly traded companies in the U.S., including the Company, more than 10 broker-dealer firms in the U.S. and certain other named individuals. The summons and complaint were served on the process agent of the Company on August 11, 2026. The Company is currently reviewing the merits of such Action. The Action is at an early stage and the Company is unable to predict such contingency or estimate any likely outcome at this time.

Our Products and Services

Our main services and products include (1) wastewater treatment, (2) river water quality management, and (3) microbial products that are used for water quality enhancement and pollutant removal.

Set forth below are the services and products provided by our Operating Subsidiary:

Wastewater Treatment

Our wastewater treatment services primarily focus on protein-rich wastewater treatment. Our innovative protein-rich wastewater treatment system is designed to address the environmental challenges associated with high-concentration organic waste faced by the agri-food processing industry. This system efficiently extracts and repurposes valuable proteins and polysaccharides from soybean wastewater, a common byproduct of soybean product production. Our process consists of three key steps: (1) extraction through centrifugal separation and temperature regulation, (2) purification and concentration using ultrafiltration, nanofiltration, and reverse osmosis, and (3) followed by sterilization and spray drying to produce edible protein products. Unlike traditional multi-stage biochemical treatments that merely aim to meet discharge standards, our method recovers a substantial amount of soluble proteins and polysaccharides, significantly reducing raw material and water costs for our customers, while ensuring the reusability of our treated water.

River Water Quality Management

Proper ecological river restoration and treatment play a vital role in constructing contemporary eco-cities and promoting sustainable urban development. Contrary to the traditional river restoration methods which consist of physical method (e.g., cleaning the river bottom silt and transfer artificial oxygenation into the river, which temporarily alleviate the pollution but do not address the root cause) and chemical method (referring to the addition of algaecide and flocculant into the river as cleaning agents, which tends to create secondary pollution and cause further damage to the underwater biological environment), we adopt a microbial bacteria remediation technology that uses microbial bacteria to promote the growth of pollutant-decreasing microorganisms, resulting in an increase in the dissolved oxygen concentration in the river and transforming the environment from anaerobic to aerobic. We believe the microbial bacteria remediation technology will increase biodiversity in the long run, raise the level of dissolved oxygen significantly, and eliminate black odor water in rivers.

Microbial Products for Water Quality Enhancement and Pollutant Removal Purposes

We have independently developed a variety of microbial products and agents that can quickly and efficiently improve water quality, remove pollutants, and treat black odor water. Our main products include a chemical oxygen demand (COD) reducing bacteria where COD refers to the amount of oxygen needed to oxidize soluble and particulate organic matter in water); an efficient algae removal bacteria, which can quickly remove algae, improve water transparency, dissipate sedimentary substrate and organic residues from the bottom of waterbodies, and prevent water eutrophication; an ammonia nitrogen decreasing bacteria, which is mainly used to decrease ammonia nitrogen in wastewater by cultivating biological strains that consume pollutants and removing organic ammonia nitrogen and inorganic ammonia nitrogen in water; a river conditioner, which is widely used in the ecological treatment and restoration of lakes and rivers; and a protein-rich wastewater treatment.

Our Growth Strategy

Phase-by-phase Development

Our growth strategy is divided into three main phases as follows:

●	Phase 1: Based on existing technologies and business areas, we continuously develop and innovate technologies and products for wastewater treatment, river water quality management, and microbial products that are used for water quality enhancement and pollutant removal to enhance the company’s position in the relevant markets.

●	Phase 2: After the completion of this offering, we expect to have the financial resources to help us improve the construction process of projects and allow us to invest in the development of new technologies. We will expand the national market for ecological river restoration and water quality management, as well as wastewater treatment services, standardize and industrialize the technology used in our services and products, and set up regional companies or offices throughout the country as needed, or choose to cooperate with local governments, environmental companies, etc. to promote our business.

●	Phase 3: We aspire to become a leading enterprise in the industry, participate in build-operate-transfer (“BOT”), public-private partnership (“PPP”) and other large government projects, and expand steadily.

Expansion to Rural Sewage Treatment

Given that the water treatment equipment market demand is increasing rapidly in rural areas, we are further expanding our business to serve customers in villages and small towns with domestic sewage treatment needs. Customers in rural areas have smaller volume of sewage with water quality that is to be evaluated on a case-by-case basis. We adopt the more basic treatment technology in the sewage treatment in rural areas, and use buried or integrated water treatment equipment.

Competitive Advantages

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success:

All-in-one solutions

We offer a full range of wastewater treatment solutions, including engineering support, installation, and technical advice that are tailored to the customers’ needs. This allows us to reach a broader customer base with diverse wastewater treatment needs.

Innovation of Technology

We have an in-house R&D team with members possessing technical expertise in engineering and chemistry as well as a keen business sense. We believe they are critical in accurately understanding, capturing and meeting our customers’ needs.

Diverse and Loyal Customer Base

We have served a wide range of customers in the private sector spanning industries such as construction, agri-food processing, and automotive manufacturing. Our technology-based services and products enable us to serve a diverse customer base by offering innovative and tailored solutions that cater to specific industries and needs. We believe we have maintained good relationships with our customers by regularly visiting our customers’ sites to provide comprehensive design, installation, and commissioning services for equipment and systems. This hands-on approach ensures that our solutions are seamlessly integrated into their operations, and demonstrates our commitment to customer satisfaction.

Experienced Management Team and Personnel

Led by Dingxin SUN and Haicheng XU, our management team possesses substantial industry experience in business management, cost control, product research and development, investment decisions, and marketing.

Community Healthcare and Elderly Care Services

In March 2026, we launched Suncare (Shanghai) Health Technology Co., Ltd. (“Suncare”), a new wholly-owned subsidiary incorporated under the laws of the People’s Republic of China. Suncare’s AI-powered platform targets China’s “silver economy” (estimated at approximately US$4 trillion), integrating AI health monitoring, chronic disease management, IoT smart care devices, rehabilitation services, and online-to-offline (O2O) community service centers. Following its launch, Suncare recorded approximately US$1 million in gross transaction volume from early pilot programs. In March 2026, Suncare entered into a strategic cooperation agreement with a regional senior care operator to expand its footprint by approximately 70 community service locations across several provinces in eastern and northern China.

Holding Company Structure

Decent Cayman is a holding company with no material operations of its own. We currently conduct our operations primarily through Decent China and Suncare, our indirectly wholly-owned Operating Subsidiaries in China. Investors in our Class A Ordinary Shares will not and may never directly hold equity interests in Decent China or Suncare. We indirectly control and receive the economic benefits of Decent China’s and Suncare’s business operations, if any, through our direct and indirect equity ownership.

Transfers of Cash to and from Our Subsidiaries

Our management monitors the cash position of each entity within our organization regularly and prepares budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to provide adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the subsidiary in accordance with the applicable laws and regulations. Nonetheless, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. Decent Cayman will need to fund its activities by self-financing in the absence of dividends from its subsidiaries.

As of the date of this prospectus, no cash transfer, dividends, or distributions have occurred among the Company and any of its subsidiaries. Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”), by complying with certain procedural requirements. Therefore, Decent China is able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit Decent China to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there is no restrictions on Decent Cayman’s ability to pay dividends to its shareholders. See “Risk Factors — Risks Related to Doing Business in the PRC — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 41 of this prospectus and “Risk Factors — Risks Related to Doing Business in the PRC — Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares” on page 41 of this prospectus.

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If any of our PRC Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Decent Cayman is permitted under the laws of the Cayman Islands to provide funding to Decent HK through loans or capital contributions without restrictions on the amount of the funds. Decent HK is permitted under the respective laws of Hong Kong to provide funding to WFOE through dividend distribution without restrictions on the amount of the funds. There are currently no restrictions on dividends transfers from Hong Kong to the Cayman Islands. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash in US Dollars to its Operating Subsidiary through an investment by increasing the Company’s registered capital in Decent China. The Company’s subsidiaries within China can transfer funds to each other, when necessary, through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Guantao Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC Operating Subsidiary’s ability to transfer cash between PRC Operating Subsidiary. The Company’s subsidiaries have not transferred any earnings or cash to the Company to date. As of the date of this prospectus, there has not been any assets or cash transfer between the Company and any of its subsidiaries. As of the date of this prospectus, there has not been any dividends or distributions made to U.S. investors. The Company’s business is primarily conducted through its Operating Subsidiary. The Company is a holding company and its material assets consist solely of the ownership interests held in its Operating Subsidiary. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, Decent China is restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiaries, increasing the Company’s registered capital in a PRC subsidiary requires the filing of the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

To transfer cash from Decent HK to WFOE, Decent HK can increase its registered capital in WFOE, which requires a report with the local commerce department, the registration with the local administration for market regulation and registration with a local bank authorized by the SAFE, or through a shareholder loan, which requires a registration with the SAFE or its local bureau. Aside from the aforesaid declaration to the relevant authorities, there is no restriction or limitations on such cash transfer.

To make loans to Decent HK, WFOE or Decent China, according to Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9 promulgated by the People’s Bank of China, the total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit shall be calculated as capital or assets (for enterprises, net assets shall apply) multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter. The macro-prudential regulation parameter is currently 1, which may be adjusted by the People’s Bank of China and the SAFE in the future, and the cross-border financing leverage ratio is 2 for enterprises. Therefore, the upper limit of the loans that a PRC company can borrow from foreign companies shall be calculated at 2 times the borrower’s net assets. When WFOE and Decent China jointly apply for borrowing foreign debt, the upper limit of borrowing shall be 2 times the net assets in the consolidated financial statement, and Decent China shall make a commitment to refrain from borrowing foreign debt in their own respective names.

Decent Cayman may rely on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary to pay dividends to its shareholders. If Decent Cayman’s subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to Decent Cayman.

As a result of PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, WFOE is restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to Decent HK as a dividend. With respect to the payment of dividends, we note the following:

1.	PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2.	WFOE is required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory general reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3.	Such reserves may not be distributed as cash dividends;

4.	WFOE may, upon a decision made by the shareholder, draw a discretionary common reserve from the after-tax profits. It may allocate a portion of its after-tax profits to fund its welfare and bonus funds; except in the event of a liquidation, these funds may not be distributed to shareholders. The Company does not participate in a such welfare fund; and

5.	The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business after the Company’s initial public offering. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant. As of the date of this prospectus, we have not paid any dividends or distributions to our shareholders.

Corporate Structure

The following diagram illustrates the corporate structure of the Company as of the date of this prospectus:

For more details regarding our corporate structure, see “Corporate History and Structure” on page 107 of this prospectus.

PRC Administrative and Procedural Requirements on Overseas Listing

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Based on the foregoing, our PRC counsel is of the view that we are required to complete the filing procedures with the CSRC in connection with the offering and listing. There is no assurance that we can complete such filing in a timely manner or even at all. Any failure by us to comply with such filing requirements may result in orders to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement for our IPO, which was closed on January 23, 2025. The result of our completion of record filing was also posted on the CSRC website on the same day. We plan to submit the CSRC filing in connection with this offering within three business days after the closing of this offering. As of the date of this prospectus, except for the filing and reporting with the CSRC for this offering, the Company believes it is not required to obtain permission or approval from any other PRC state or local government and has not received any denial to offer securities in the U.S. As of the date of this prospectus, we believe, except for the Overseas Listing Trial Measures, no other relevant laws or regulations in the PRC explicitly require us to seek approval or permissions from any other PRC governmental authorities for our offering and continued listing on the Nasdaq, nor has our company, any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our continued listing on the Nasdaq from any other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC government may take actions to exert more oversight and control over offerings by PRC-based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless.

Our PRC legal counsel, Guantao Law Firm, has advised us based on their understanding of the current PRC law, rules, and regulations, given that: (i) our PRC subsidiary was incorporated by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to the M&A Rules. As of the date of this prospectus, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for the IPO that was completed, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, the interpretation and implementation of the rules in the context of an overseas offering are still evolving. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that additional approvals or permissions from relevant PRC authorities are required for the IPO that was completed or any follow-on offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek approval or permission for the IPO that was completed or follow-on offerings.

For more detailed information, see “Risk Factors — Risks Related to Doing Business in the PRC — The filing, approval or other administration requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.” on page 33 of this prospectus.

Permissions Required from the PRC Authorities

As of the date of this prospectus, Decent China, the WFOE, Suncare and Decent HK   have obtained all necessary permissions and approvals to operate their respective business, including registration of incorporation, business licenses, permits for opening bank account, labor and employment recordation, social insurance registration, Internet Content Provider registration record and such other permissions and approval as required by the PRC regulatory authorities. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Class A ordinary shares could depreciate significantly or become worthless.

Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection.

The Cybersecurity Review Measures, which became effective on February 15, 2022, provide that, in addition to CIIOs that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that online platform operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Regulations on Network Data Security Protection (Draft for Comments) (the “Security Administration Draft”), for public comments, which reiterated that data processors that process personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. As of the date of this prospectus, the Security Administration Draft has not been enacted.

Based on the description regarding our business operations and our marketplace, and as advised by our PRC counsel, Guantao Law Firm, neither we or the Operating Subsidiary is required to go through a cybersecurity review with the CAC for this offering pursuant to the Cybersecurity Review Measures, given that: (i) the data we handle in our business operations, either by its nature or in scale, do not normally trigger significant concerns over PRC national security and (ii) we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million persons. No relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC for our overseas listing plan except for the filing with the CSRC for this offering. Therefore, we believe the impact of the CAC’s increasing oversight over data security on our business is immaterial as of the date of this prospectus. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation in relation, or in addition to the Cybersecurity Review Measures. While we intend to closely monitor the evolving laws and regulations in this area and take all reasonable measures to mitigate compliance risks, we cannot guarantee that our business and operations will not be adversely affected by the potential impact of the Cybersecurity Review Measures or other laws and regulations related to privacy, data protection and information security. If our Operating Subsidiary will be subject to cybersecurity review and network data security review in the future, it may be required to suspend its operations or experience other disruptions to its operations. Cybersecurity review and network data security review could materially and adversely affect our business, financial conditions, and results of operations, which could cause the value of our securities to significantly decline or in extreme cases, become worthless.

Furthermore, as of the date of this prospectus, as advised by our PRC counsel, Guantao law firm, we and our PRC subsidiaries (1) are not required to obtain permissions from any PRC authorities to issue our securities to foreign investors; (2) are not subject to permission requirements from the CSRC, the CAC, or any other PRC governmental agencies; and (3) have not received or were denial such permission by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we or our subsidiaries will be required to obtain permission from the PRC government to list on the U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, CAC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital market activities. If we and our subsidiaries (1) do not receive or maintain such permissions or approvals, should the approval is required in the future by the PRC government, (2) inadvertently conclude that such permissions or approvals are not required, or (3) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement for our IPO. The result of our completion of record filing was also posted on the CSRC website on the same day. We plan to submit the CSRC filing in connection with this offering within three business days after the closing of this offering.

Given the current PRC regulatory environment, it is uncertain whether we will be required to obtain additional approvals or permissions from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals in the future, then the value of our Class A ordinary shares may depreciate significantly or become worthless.

As of the date of this prospectus, we and our PRC subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The SCNPC or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S.

If we do not receive or maintain the approval, or permission, or inadvertently conclude that such approval or permission is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval or permission in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in the PRC — We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” on page 45 of this prospectus.

Recent Cybersecurity and Anti-Monopoly Regulatory Development in PRC

On November 7, 2016, the SCNPC issued the Cybersecurity Law of the PRC, or Cybersecurity Law, which became effective on June 1, 2017.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), the National Development and Reform Commission (the “NDRC”), the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China (the “PBOC”), the State Administration of Radio and Television (the “SAMR”), the China Securities Regulatory Commission (the “CSRC”), the State Secrecy Administration and the State Cryptography Administration jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022. To ensure the supply chain security of critical information infrastructure, safeguard network security and data security, and maintain national security, the Cybersecurity Review Measures stipulates that where any of the following conditions are met, a network security review shall be conducted: (i) a critical information infrastructure operator (the “CIIO”) purchases network products or services, which affects or may affect national security; (ii) online platform operators carry out data processing activities, which affect or may affect national security; (iii) to list abroad, an online platform operator who possesses the personal information of more than 1 million users. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled, or maliciously used by foreign governments and the risk of network data security after going public overseas.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers (the “Assessment Measures”) which came into effect on 1 September 2022. The Assessment Measures is enacted in accordance with the Cybersecurity Law, the Data Security Law, the Personal Information Protection Law, and other laws and regulations to regulate outbound data transfers, protect personal information rights and interests, safeguard national security and social and public interests, and promote the security and free flow of data across borders. The Assessment Measures applies to the security assessment of the data processor who provides critical data and personal information overseas that are collected and generated in the operation of the PRC.

In addition, on September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which became effective on January 1, 2025. According to the Regulations on Network Data Security Management, where it is necessary to provide important data generated or collected by a network data processor during its operation within the territory of the People’s Republic of China to overseas parties, such provision shall pass the security assessment for data cross-border transmission organized by the state cyberspace administration. In addition, data processors that process important data shall conduct risk assessment of their network data handling activities on an annual basis and submit risk assessment reports to the competent authorities at or above the provincial level, which shall in turn promptly notify the cyberspace administration and the public security organ at the same level.

Our PRC legal counsel, Guantao Law Firm, has advised us based on their understanding of the current PRC law, rules, and regulations that we are not expected to be subject to the cybersecurity review by the CAC for this offering, given that: (i) using our products and services does not require customers to provide any personal information, and thus, we do not collect any personal information from customers; (ii) we do not possess any personal information of customers in our business operations; and (iii) the data we handle in our business operations, either by its nature or in scale, do not normally trigger significant concerns over PRC national security and thus may not be classified as core or important data by the authorities. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company or its subsidiaries in connection with our PRC Operating Subsidiary’s operations. The Company is currently not required to obtain regulatory approval or permission from the CAC nor any other PRC authorities for the PRC Operating Subsidiary’s data security and cybersecurity practices in its operations. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that the applicable laws, regulations, or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, results of operations and the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

For more detailed information, see “Risk Factors — Risks Related to Doing Business in the PRC — We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” on page 45 of this prospectus.

In addition, since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (was recently amended on June 24, 2022, and became effective on August 1, 2022), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this prospectus, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor its PRC subsidiaries engage in monopolistic behaviors that are subject to these statements or regulatory actions.

The Anti-Monopoly Law of the People’s Republic of China, which took effect in 2008 and was amended on June 24, 2022, which amendment became effective August 1, 2022 (the “Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. Under the Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the State Council’s anti-monopoly law enforcement authority, in advance of any transaction where the parties’ revenue in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. As of the date of this prospectus, we have not been involved in any investigations on anti-monopoly initiated by the related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

For more detailed information, see “Risk Factors — Risks Related to Doing Business in the PRC — Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 36 of this prospectus.

Holding Foreign Companies Accountable Act (“HFCAA”)

Our Class A ordinary shares may be delisted under the HFCAA if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the legislation entitled the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCAA. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCAA. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

Our former auditor, WWC, P.C. (“WWC”), is an independent registered public accounting firm that is headquartered in San Mateo, California. WWC has been inspected by the PCAOB on a regular basis, with the last inspection completed in November 2024. Our current auditor, YCM CPA INC. (“YCM”), is an independent registered public accounting firm that is headquartered in Irvine, California. YCM has been inspected by the PCAOB on a regular basis, with the last inspection completed in September 2024. As of the date of the prospectus, both WWC and YCM are not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. Both WWC and YCM are subjected to the laws and regulations of the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. They are not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firm headquartered in China and Hong Kong. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. The PCAOB Board vacated its previous 2021 Determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our former auditor, WWC, is an independent registered public accounting firm that is headquartered in San Mateo, California. WWC has been inspected by the PCAOB on a regular basis, with the last inspection completed in November 2024. Our current auditor, YCM CPA INC. (“YCM”), is an independent registered public accounting firm that is headquartered in Irvine, California. YCM has been inspected by the PCAOB on a regular basis, with the last inspection completed in September 2024. As of the date of the prospectus, both WWC and YCM are not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. Both WWC and YCM are subjected to the laws and regulations of the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our Class A ordinary shares may be delisted under the HFCAA if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A ordinary shares may be prohibited from trading or delisted. The HFCAA, the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCAA, together with recent joint statement by the SEC and PCAOB, the PCAOB’s determinations, and the Nasdaq rule changes all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our offering.

Our management team monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfil its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our Board of Directors, we will enter into an intercompany loan for the subsidiaries in accordance with the applicable PRC laws and regulations. However, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. As of the date of the prospectus, no cash transfer, dividends, or distributions have occurred among the Company and any of its subsidiaries. See “Risk Factors — Risks Related to Doing Business in the PRC — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 41 of this prospectus.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”), by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on Decent Cayman’s ability to pay dividends to its shareholders. See “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries” on page 6, “Risk Factors — Risks Related to Doing Business in the PRC — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 41 and “Risk Factors — Risks Related to Doing Business in the PRC — Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares” on page 41 of this prospectus.

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for working capital and cash needs. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Decent Cayman is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of Hong Kong to provide funding to Decent Cayman through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividend transfers from Hong Kong to the Cayman Islands. Current PRC regulations permit Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”) to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Guantao Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction that could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries. As of the date of this prospectus, neither the Company nor its subsidiaries have made transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries. As of the date of this prospectus, no dividends, distributions or transfers  have been made between Decent Cayman and any of its subsidiaries. We do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this prospectus, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. For more details, see “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries,” on page 6 of this prospectus, and “Consolidated Financial Statements.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” on page 16 for additional information.

We are, and will continue to be, a “controlled company” within the meaning of the Nasdaq listing rules, due to the fact that our controlling shareholder, Decent Limited, a British Virgin Islands company controlled by Mr. Dingxin SUN, our founder and Chairman of the Board of Directors, beneficially owns approximately 19.87% of our issued and outstanding Class A ordinary shares and 100% of our issued and outstanding Class B ordinary shares, representing 90.5% of the voting power. He will continue to beneficially own more than 50.0% of the voting power of our issued and outstanding ordinary shares following the offering. As a “controlled company,” as defined under the Nasdaq listing rules, we are permitted to elect to rely on certain exemptions from corporate governance rules. Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions. For more details, see “Prospectus Summary — Implications of Being a Controlled Company” on page 17 of this prospectus.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to U.S. domestic public companies. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities. See “Prospectus Summary — Implications of Being a Foreign Private Issuer” on page 16 of this prospectus and “Risk Factors — Risks Related to Our Class A ordinary shares— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “Risk Factors — Risks Related to Our Class A ordinary shares and this Offering — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing rules.”

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure; and

●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least $1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (c) the date on which we have, during the preceding three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of the Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports or provide periodic and current reports as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

In addition, as a foreign private issuer, the Nasdaq listing rules allow us to follow corporate governance practices in our home country, the Cayman Islands, with respect to certain corporate governance requirements. Although we do not intend to rely on the “foreign private issuer” exemption under the Nasdaq listing rules, we are allowed to elect to rely on this exemption after we complete this offering. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Risk Factors — Risks Related to Our Class A ordinary shares and this Offering — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “Risk Factors — Risks Related to Our Class A ordinary shares and this Offering — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing rules”.

Implications of Being a Controlled Company

Under the Nasdaq Rules, a controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We may be deemed a controlled company because our controlling shareholder, Decent Limited, a British Virgin Islands company controlled by Mr. Dingxin SUN, our founder and Chairman of the Board of Directors, beneficially owns approximately 19.87% of our issued and outstanding Class A ordinary shares and 100% of Class B ordinary shares, representing 90.5% of the voting power. For so long as we remain a controlled company, we are exempt from the obligation to comply with certain Nasdaq corporate governance requirements, including:

●	our board of directors is not required to be comprised of a majority of independent directors;

●	our board of directors is not subject to the compensation committee requirement; and

●	we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

Legal Proceedings

On July 23, 2026, a securities class action complaint (the “Action”) was filed in the Supreme Court of the State of New York, County of New York, naming as defendants more than 30 publicly traded companies in the U.S., including the Company, more than 10 broker-dealer firms in the U.S. and certain other named individuals. The summons and complaint were served on the process agent of the Company on August 11, 2026. The Company is currently reviewing the merits of such Action. The Action is at an early stage and the Company is unable to predict such contingency or estimate any likely outcome at this time.

Corporate Information

Our principal executive office is located at 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003. The telephone number of our principal executive offices is +86 0535-5247776. Our registered office is located at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, Grand Cayman KY1-1209, Cayman Islands. Our website is www.dxshengtai.com. The information contained on our website is not a part of this prospectus.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves a high degree of risk. You should carefully read and consider all of the information contained in this prospectus (including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes thereto) before making an investment decision. These risks could adversely affect our business, financial condition and results of operations, and cause the trading price of our Class A Ordinary Shares to decline. You could lose part or all of your investment. In reviewing this prospectus, you should bear in mind that past results are no guarantee of future performance. See “Special Note Regarding Forward-Looking Statements” for a discussion of forward-looking statements and the significance of forward-looking statements in the context of this prospectus.

We face numerous risks that could materially affect our business, results of operations or financial condition. These risks include but are not limited to the following:

Risks Related to Our Business and Industry

●	If we are unable to maintain or enhance our brand recognition, our business, results of operations and financial condition may be materially and adversely affected. (see page 24 of this prospectus).

●	If we fail to complete a project in a timely manner, miss a required performance standard, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability. (see page 24 of this prospectus).

●	Our industry is highly competitive, and we may be unable to compete effectively, which could result in reduced revenue, profitability and market share. (see page 25 of this prospectus).

●	The wastewater treatment industry places its employees in dangerous situations which may present serious and enhanced safety issues that could adversely affect our business. (see page 26 of this prospectus).

●	Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business. (see page 26 of this prospectus).

●	We may be unable to make the substantial research and development investments required to remain competitive in our business. (see page 26 of this prospectus).

●	We may face difficulties in protecting our intellectual property rights. (see page 27 of this prospectus).

●	We currently do not have insurance coverage covering all risks related to our business and operations. (see page 27 of this prospectus).

●	We have derived, and expect to continue to derive, a significant amount of our revenue from a small number of customers, and therefore, any significant changes in our relationships with our major customers or significant decrease in the number of projects may materially and adversely affect our business, financial condition, and results of operations. (see page 28 of this prospectus).

●	We are exposed to the concentration risk of heavy reliance on our major suppliers for the supply of raw materials and equipment, and any shortage of, or delay in, the supply may significantly impact on our business and results of operation. (see page 28 of this prospectus).

●	Our AI systems may not perform as intended, which could harm our business, reputation, and results of operations. (see page 29 of this prospectus).

●	We are making significant investments in AI initiatives that may not yield the anticipated commercial benefits. (see page 29 of this prospectus).

●	Our AI models may reflect or perpetuate bias, including bias affecting elderly users or specific demographic groups. (see page 29 of this prospectus).

●	We depend on third-party AI technologies, platforms, and infrastructure, and any disruption to these relationships could adversely affect our operations. (see page 29 of this prospectus).

●	Rapid technological change in AI may render our technology obsolete or require us to make additional investments to remain competitive. (see page 29 of this prospectus).

●	We collect, process, and store substantial amounts of sensitive personal and health-related data of elderly users, which subjects us to significant privacy and data protection obligations under PRC law. (see page 30 of this prospectus).

●	PRC restrictions on cross-border data transfers may impair our ability to share data with the parent company or third-party service providers outside of China. (see page 30 of this prospectus).

●	Our AI systems and data infrastructure are subject to cybersecurity risks, including AI-specific attack vectors, that could result in unauthorized access to sensitive user data. (see page 30 of this prospectus).

●	We may face liability arising from the use of health data in AI training without adequate legal basis or user consent. (see page 30 of this prospectus).

●	China’s rapidly evolving AI regulatory framework may impose material compliance burdens and restrict or prohibit certain aspects of our business. (see page 30 of this prospectus).

●	Our AI-powered health management services may be subject to medical device regulation or healthcare licensing requirements that impose significant compliance obligations. (see page 30 of this prospectus).

●	Our AI systems are subject to algorithm governance requirements, including obligations to avoid discriminatory outcomes, that may be difficult and costly to satisfy. (see page 30 of this prospectus).

●	Compliance with global AI regulations, including the EU AI Act, may be required as we expand outside of China and may impose material additional compliance costs. (see page 31 of this prospectus).

●	We may face intellectual property claims relating to the data used to train our AI models or the AI-generated outputs of our systems. (see page 31 of this prospectus).

●	We may be unable to adequately protect our proprietary AI technology, algorithms, and models, which are central to our competitive advantage. (see page 31 of this prospectus).

●	The PRC senior care AI market is intensely competitive, and we may be unable to maintain our technological advantages against well-resourced competitors. (see page 31 of this prospectus).

●	The use of AI in healthcare services for elderly users creates heightened liability exposure, and we may face tort, product liability, or professional liability claims arising from adverse outcomes experienced by users. (see page 31 of this prospectus).

●	Negative publicity relating to our AI systems, including reports of errors, bias, privacy breaches, or harmful outcomes, could materially damage our reputation and reduce user adoption. (see page 32 of this prospectus).

●	Our AI systems process sensitive health data of a vulnerable population, creating heightened risks under elder protection laws and consumer welfare regulations. (see page 32 of this prospectus).

●	Our AI systems may generate content, recommendations, or outputs subject to PRC content regulation, including requirements relating to algorithm-generated content and deep synthesis technologies. (see page 32 of this prospectus).

Risks Related to Doing Business in the PRC

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us. (see page 32 of this prospectus).

●	The filing, approval or other administration requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable. (see page 33 of this prospectus).

●	Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. (see page 36 of this prospectus).

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from the Initial Public Offering (“IPO”) and/or future financing activities to make loans or additional capital contributions to our PRC Operating Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. (see page 37 of this prospectus).

●	We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete. (see page 38 of this prospectus).

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations. (see page 39 of this prospectus).

●	The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A ordinary shares. (see page 39 of this prospectus).

●	We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and Chinese anti-corruption law. (see page 40 of this prospectus).

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment. (see page 40 of this prospectus).

●	Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares. (see page 41 of this prospectus).

●	To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. (see page 41 of this prospectus).

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC Operating Subsidiary to liability or penalties, limit our ability to inject capital into our PRC Operating Subsidiary or limit our PRC Operating Subsidiary’s ability to increase their registered capital or distribute profits. (see page 44 of this prospectus).

●	You may experience difficulties in protecting your interests and exercising your rights as a shareholder, effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the annual report. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. (see page 48 of this prospectus).

●	Our Class A ordinary shares may be delisted under the HFCAA if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A ordinary shares may be prohibited from trading or delisted. The HFCAA, the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCAA, together with recent joint statement by the SEC and PCAOB, the PCAOB’s determinations, and the Nasdaq rule changes all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our offering. (see page [--] of this prospectus).

●	The interpretation and implementation of the PRC Foreign Investment Law are still evolving which may impact the viability of our current corporate structure, corporate governance and business operations. (see page 50 of this prospectus).

●	If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions. (see page 53 of this prospectus).

Risks Related to Our Class A Ordinary Shares

●	The trading price of the Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors. (see page 55 of this prospectus).

●	We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Class A ordinary shares for return on your investment. (see page 57 of this prospectus).

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. (see page 59 of this prospectus).

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. (see page 60 of this prospectus).

●	Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. (see page 61 of this prospectus).

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired. (see page 61 of this prospectus).

●	Our founder and Chairman of the Board of Directors, Mr. Dingxin SUN, has a significant influence over our company and future corporate decisions. His interests may not always be aligned with those of other shareholders. He may engage in activities that benefit himself at the expense of other shareholders. Thus, there might be potential risks for conflicts of interest and the impact on internal controls. (see page 62 of this prospectus).

Risks Related to this Offering

●	Since our management will have broad discretion in how we use the proceeds from this offering, we may use the proceeds in ways with which you disagree. (see page [--] of this prospectus).

●	Future sales of our Ordinary Shares, whether by us or our shareholders, could cause the price of our Ordinary Shares to decline. (see page [--] of this prospectus).

●	Because our offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution. (see page [--] of this prospectus).

●	We do not know whether a market for the Ordinary Shares will be sustained or what the trading price of our Ordinary Shares will be, and as a result, it may be difficult for you to sell your Ordinary Shares. (see page [--] of this prospectus).

●	Securities analysts may not cover our Ordinary Shares and this may have a negative impact on the market price of our Ordinary Shares. (see page [--] of this prospectus).

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on the price appreciation of our Ordinary Shares for return on your investment. (see page [--] of this prospectus).

●	Techniques employed by short sellers may drive down the market price of our Ordinary Shares. (see page [--] of this prospectus).

THE OFFERING

Securities Offered by Us

Up to [--] Units, each consisting of one Class A Ordinary Share, or, in lieu thereof, one Pre-Funded Warrant to purchase one Class A Ordinary Share, and one Warrant to purchase [one (1)] Class A Ordinary Share, on a reasonable best-efforts basis, at an assumed public offering price of $[--] per Unit, which was the reported closing price of our Class A Ordinary Shares on Nasdaq on [--], 2026.

The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class A Ordinary Shares (or Pre-Funded Warrants in lieu thereof) and the Warrants underlying the Units are immediately separable and will be issued separately in this offering.

Each Pre-Funded Warrant will have an exercise price of $0.0025 per Class A Ordinary Share, will be immediately exercisable, and may be exercised until exercised in full. Each Warrant will have an exercise price of $[--] per whole Class A Ordinary Share and will be exercisable from the initial issuance date until it expires on the [--] anniversary of the original issuance date.

Offering Price	$[--] per Unit

Size of Offering	Up to $[*] of Units

Class A Ordinary Shares Outstanding Prior to the Offering:	1,615,128 Class A ordinary shares and 600,000 Class B ordinary shares.

Class A Ordinary Shares to Be Outstanding Immediately After Completion of This Offering(1)

[--] Class A Ordinary Shares (assuming no exercise of the Pre-Funded Warrants and no exercise of the Warrants) or [--] Class A Ordinary Shares (assuming the Pre-Funded Warrants have been exercised in full), in each case assuming no exercise of the Warrants issued in this offering,

Best Efforts	We have engaged FT Global Capital, Inc. as our exclusive placement agent to use their reasonable best efforts to solicit offers to purchase the securities in this offering. No minimum offering amount is required as a condition to closing this offering.

Use of Proceeds

The net proceeds to us from this offering, after deducting the Placement Agent commissions and estimated offering expenses payable by us, will be approximately $[--], based on the assumed public offering price of $[--] per Unit and assuming no exercise of the Warrants. We intend to use the net proceeds from this offering for [--].

The net proceeds received by us from this offering will be used for the Company’s business expansion, including launching additional offices and expanding the business scope; research and development on improving our current products and creating new products; promoting the river water quality management service and expanding the treatment scope of river water; development and upgrade of wastewater treatment technology; and recruiting talents in research and development and management. See “Use of Proceeds.”

Listing	Our Class A ordinary shares are listed on the Nasdaq Capital Market under the symbol “DXST.”

Risk Factors	See section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the Class A Ordinary Shares.

(1)	The number of our Class A ordinary shares to be issued and outstanding upon completion of this offering will be [*] shares, which is based on [*] Class A ordinary shares issued and outstanding as of the date of this prospectus, and excludes, as of the date of this prospectus:

●	[*] Class A ordinary shares issuable upon the exercise of the Warrants;

Lock-Up

We, on behalf of the Company and any successor entity, have agreed, for a period of sixty (60) days from the closing of this offering, not to (i) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company, or (ii) file or cause to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company.

Our officers and directors have agreed, subject to certain exceptions, to a 90-day lock-up period from the closing of this offering, with respect to any shares of capital stock of the Company they beneficially own, including the issuance of shares upon the exercise of convertible securities and options that may be currently outstanding or which may be issued.

Transfer Agent	Transhare Corporation

RISK FACTORS

Risks Related to Our Business and Industry

If we fail to maintain an effective quality control system, our business could be materially and adversely affected.

We place great emphasis on product and services quality and adhere to stringent quality control measures. Failure to maintain an effective quality control system or to obtain or renew our quality standards certifications may result in a decrease in demand for our products and services or cancelation or loss of purchase orders or projects from our customers. Moreover, our reputation could be impaired. As a result, our business, results of operations and financial condition could be materially and adversely affected.

If we are unable to maintain or enhance our brand recognition, our business, results of operations and financial condition may be materially and adversely affected.

Maintaining and enhancing the recognition, image and acceptance of our brand are important to our ability to differentiate our products and services from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high product quality, pioneer and keep pace with evolving technology trends, or timely fulfill the orders for our products. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, results of operations and financial condition could be adversely affected.

We may not be successful in expanding our customer base or the services we provide to existing customers, which could adversely affect our business.

Our success and the planned growth and expansion of our business depend on our ability to expand into new markets and further penetrate existing markets. Our ability to expand is to a large extent contingent on our products and services achieving greater and broader acceptance, resulting in a larger customer base, a broader array of prospective customers and expanded services provided to existing customers. However, demand for our services is uncertain, and there can be no assurance that customers will purchase our offerings, or that we will be able to continually expand our customer base within existing geographies or into new geographies, whether we expand organically or through acquisition. Expanding our customer base is also subject to external factors, many of which are beyond our control, including the overall demand for the services we offer, the actions of our competitors and the finite number of prospective customers in a given market. Though we intend to continuously develop technologies and products for wastewater recovery, river ecological remediation, treatment for black odor water and sewage in rural areas, in an effort to gain more market shares and cover more new customers, we cannot provide any assurances regarding our immediate or long-term growth rates in any geographic market or segment, or if we will grow at all. If we are unable to effectively market or expand our offerings to new customers or cross-market our services to existing customers, we may be unable to grow our business or implement our business strategy. Any of the above could materially impair our ability to increase sales and revenue and have a material adverse effect on our business, financial condition and results of operations.

If we fail to complete a project in a timely manner, miss a required performance standard, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability.

Our engagements often involve large-scale, complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our customers and our ability to effectively manage the project and deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. We may commit to a client that we will complete a project by a scheduled date. We may also commit that a project, when completed, will achieve specified performance standards. If the project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. The uncertainty of the timing of a project can present difficulties in planning the amount of personnel needed for the project. If the project is delayed or canceled, we may bear the cost of an underutilized workforce that was dedicated to fulfilling the project. In addition, performance of projects can be affected by a number of factors beyond our control, including unavoidable delays from government inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, changes in the project scope of services requested by our customers, industrial accidents, environmental hazards, and labor disruptions. To the extent these events occur, the total costs of the project could exceed our estimates, and we could experience reduced profits or, in some cases, incur a loss on a project, which may reduce or eliminate our overall profitability. Further, any defects or errors, or failures to meet our customers’ expectations, could result in claims for damages against us. Failure to meet performance standards or complete performance on a timely basis could also adversely affect our reputation.

Our industry is highly competitive, and we may be unable to compete effectively, which could result in reduced revenue, profitability and market share.

We face significant competition in our market from numerous large companies and many smaller regional competitors. Meanwhile, many large foreign corporations have entered the Chinese market and made their presence. Meanwhile, we also compete with some domestic companies. The degree and type of competition we face are also influenced by the type and scope of a particular project. Our current and prospective customers’ decisions on which company to engage are usually based upon a company’s qualifications and certifications, experience and expertise in handling specific types of wastewater, customer service, reputation and reviews, recommendations and referrals, technological capability, existing relationships and ability to provide the relevant services in a timely, safe and cost-efficient manner. This competitive environment could force us to make price concessions or otherwise reduce prices for our services. If we are unable to maintain our competitiveness and renovate our existing wastewater treatment technology in the industry in a cost-effective way for our customers., our market share, revenue, and profits may decline.

Safety-related issues could adversely impact our business.

We often work on complex projects, sometimes in geographically remote locations and in challenging environments. These sites often put our employees and others in close proximity with chemical, manufacturing, construction and other dangerous processes and highly regulated materials. In addition, our employees sometimes handle hazardous materials, including pressurized gases or concentrated toxins and other highly regulated materials, which, if improperly handled, could subject us to civil and/or criminal liabilities. If we fail to implement proper safety procedures or if the procedures we implement are ineffective, or if others working at the site fail to implement and follow appropriate safety procedures, our employees and others may become injured, disabled or even lose their lives, the completion or commencement of our projects may be delayed and we may be exposed to litigation or investigations. Unsafe work sites also have the potential to increase employee turnover, increase project costs, damage our reputation and brand and raise our operating and insurance costs. Any of the foregoing could result in, among other things, financial losses or reputational harm, which could have a material adverse effect on our business, financial condition and results of operations.

We are responsible for the training and safety of our employees at work, and, on occasion, we take on expanded site safety responsibilities, which subjects us to regulations dealing with occupational health and safety. Although we implement what we believe to be appropriate health, safety and environmental work procedures throughout our organization, including hazardous sites, we cannot guarantee the safety of our personnel and others for whom we may be responsible. If our employees or others become injured, if we fail to implement appropriate training and health and safety procedures, or if we fail to comply with applicable regulations, among other things, we may be subject to claims, investigations or litigation or required to pay penalties or fines, and our business, financial condition and results of operations could be harmed. Our safety record is critical to our reputation. Many of our customers require that we meet certain safety criteria to be eligible to bid for contracts or perform on-site services. If our safety record is not within the levels required by our customers, or compares unfavorably to our competitors, we could lose business, incur significant costs or reputational damage, be prevented from working at certain facilities or suffer other adverse consequences. Additionally, we may incur costs to defend our position even if we do not believe we have any liability for the release of or exposure to a hazardous substance or waste or other environmental damage. Any of the foregoing could, among other things, negatively affect our profitability or cause us to lose one or more projects or customers, or otherwise could have a material adverse impact on our business, financial condition and results of operations.

The wastewater treatment industry places its employees in dangerous situations which may present serious and enhanced safety issues that could adversely affect our business.

The wastewater treatment industry is focused on assisting companies, governments and communities with responses to and recovery from environmental hazards and emergencies. A significant portion of our employees work in hazardous situations that pose threats to the environment and surrounding communities. The danger of injury or death is inherent in this role, despite safety precautions, training and compliance with federal, state and local health and safety regulations. These employees and any subcontractors we use for such projects are at an enhanced risk of workplace-related injuries given the dangers of their workplace environment. Oftentimes, the risks of emergency situations are not yet known, and there is no way to predict the magnitude of the danger. Since we have no insurance coverage in place that we believe is reasonable in addition to policies and procedures designed to minimize these risks, we may be unable to avoid material liabilities for an injury or death arising out of these emergency-related hazards. In light of the potential cost and uncertainty involved in litigation, we may settle matters even when we believe we have a meritorious defense. Litigation and its related costs, as well as the damage to our reputation should any employee or subcontractor injury or death occur during these emergency situations, could have a material adverse effect on our business, financial condition and results of operations.

Our limited operating history and our volatile historical results of operations could make it difficult for us to forecast our business and assess the seasonality and volatility in our business.

We have a relatively short operating history and began operations in 2011. Our total revenue was [--], $12,949,345, $11,542,292 and $9,447,334 for the interim period ended April 30, 2026 and the fiscal years ended October 31, 2025, 2024 and 2023, respectively. As the wastewater treatment market is relatively nascent and still rapidly evolving, and due to our limited operating history and historical data, as well as the limited visibility into future demand trends for our products, we may not be able to accurately forecast our future total revenue and budget our operating expenses accordingly. As most of our expenses are fixed in the short-term or incurred in advance of anticipated total revenue, we may not be able to adjust our expenses in a timely manner in order to offset any shortfall in revenue.

Our business may be subject to the varying order patterns of the wastewater treatment market. We may experience fluctuations in orders in the future. Our volatile historical results of operations could make it difficult to assess the impact of seasonal factors on our business. If we or any of our third-party manufacturing service providers are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, our total revenue would be adversely affected and our reputation with our customers may be damaged.

We are subject to PRC labor regulatory requirements

We are subject to PRC labor regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pension insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008 and its implementing rules that became effective in September 2008 and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may affect our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

We may be unable to make the substantial research and development investments required to remain competitive in our business.

We are committed to investing in new product development in order to stay competitive in our markets. Nevertheless, if we are unable to generate enough revenue or raise enough capital to make adequate research and development investments going forward, our product development and relevant research and development initiatives may be restricted or delayed, or we may not be able to keep pace with the latest market trends and satisfy our customers’ needs, which could materially and adversely affect our results of operations. Furthermore, our substantial research and development expenditures may not yield the expected results that enable us to roll out new products, which in turn will harm our prospects and results of operations.

We are currently working on providing more advanced products in the wastewater treatment industry, which will increase our competitiveness in the industry. If we fail to realize the prospect, our business may become less competitive compared to similar product providers.

We may encounter difficulties in recruiting and retaining key personnel.

Our future growth and success depend to a significant extent on the continuing service and contribution of our engineers and senior management personnel. Many of these key personnel are highly skilled and experienced and are difficult to recruit and retain, particularly as we seek to expand our business with respect to the high-purity conveyor system solutions and distributed computing and monitoring software solutions. Competition for recruiting qualified personnel is intense, and recruiting personnel with the combination of skills and attributes required to execute our business strategy may be difficult, time-consuming and expensive. As a result, the loss of any key personnel or failure to recruit, train or retain qualified personnel could have a significant negative impact on our operations.

We may face difficulties in protecting our intellectual property rights.

We rely on our intellectual property rights, and in particular, our patents and software copyrights. Even though we have successfully registered certain of our intellectual property rights in China, it may be possible for a third party to imitate or use our intellectual property rights without authorization. Additionally, we have developed and utilized some intellectual property that has not been registered. If a third party misuses or misappropriates our intellectual property, we may not be able to easily differentiate our products from the others in the market easily. As a result, we may be forced into an adverse price competition that reduces our profit margin. As we develop new technologies, we will need to continue to apply for intellectual property rights protections. There is no guarantee that we will be able to obtain valid and enforceable intellectual property rights in China or in other relevant jurisdictions as needed. Even when we are able to obtain such protections, there is no guarantee that we will be able to effectively enforce our rights effectively.

In this respect, we may incur expenses and efforts to monitor and enforce our intellectual property rights. Infringement of our intellectual property rights and the resulting diversion of resources to protect such rights through litigation or other means could also adversely affect our profitability.

We currently do not have insurance coverage covering all risks related to our business and operations.

We do not maintain insurance policies covering all of our business risks, such as risks relating to properties, receivables, goods in transit and public liability. We cannot assure you that the insurance coverage we currently have would be sufficient to cover our potential losses. In the event there is any damage to any assets or incidents for which we do not have sufficient insurance coverage if at all, we would have to pay for the difference ourselves where our cash flow and liquidity could be negatively affected.

Any global systemic economic and financial crisis could negatively affect our business, results of operations and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. For example, the global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the PRC’s economic growth since 2012, which may continue. The market panic over the COVID-19 pandemic and the drop in oil price have materially and negatively affected the global financial markets in March 2020. Additionally, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been (1) concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets; (2) concerns over the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs, including trade policies and tariffs regarding China; (3) concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries; and (4) concerns over the rising level of inflation in major industrial countries including the United States and worries that efforts to curb inflation may result in recession. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers, insolvency of key suppliers resulting in product delays, rises in raw material prices leading up to increased level of cost of sales that we may not be able to pass onto customers, inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies, and counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the wastewater treatment industry as a whole to decline dramatically and could materially and adversely affect our results of operations.

We have derived, and expect to continue to derive, a significant amount of our revenue from a small number of customers, and therefore, any significant changes in our relationships with our major customers or significant decrease in the number of projects may materially and adversely affect our business, financial condition, and results of operations.

A substantial portion of our Operating Subsidiary’s revenue was derived from a relatively small number of customers during the last two years. For the interim period ended April 30, 2026, our top five customers accounted for approximately [--]% of our revenue. In particular, a significant portion of our revenue during the interim period ended April 30, 2026 [--]. For the year ended October 31, 2025, our top five customers accounted for approximately 95.77% of our revenue. In particular, a significant portion of our revenue during the year ended October 31, 2025 was derived from Shandong Zhiqiong Construction Engineering Co., Ltd., Shandong Rensheng Construction Group Co., Ltd., representing 46.5%, and 29.23% of our total revenue, respectively. Our top five customers for each of fiscal years ended October 31, 2024 accounted for approximately 95.52% of our revenue, respectively. In particular, a significant portion of our revenue during FY2024 was derived from Shandong Zhiqiong Construction Engineering Co., Ltd., Bilang Municipal Engineering (Shandong) Co., Ltd., Yantai Shunsheng Building Installation Co., Ltd., representing 41.09% and 27.77%, and 13.41% of our total revenue for FY2024. A significant portion of our revenue during FY2023 was derived from Bilang Municipal Engineering (Shandong) Co., LTD and Yantai Aoyin Environmental Engineering Co., Ltd., representing 18.53% and 10.61% of our total revenue for FY2023. There is no assurance that we will continue to obtain contracts from our major customers in the future. If we were to either lose one of our major customers or have a major customer significantly reduce its volume of business with us, our business, our results of operations and financial condition could be materially and adversely affected, unless we are able to promptly secure suitable projects of a comparable size and quantity as replacements from other existing and new customers. We expect to continue to be dependent on some or all our major customers, the number and identity of which may change from period to period. Our largest customers upon whom we are dependent, may reduce the number of projects awarded to us or terminate their business relationship with us at any time. Therefore, our business, financial condition, and results of operations could be materially and adversely affected, given our dependence on our major customers. For more details, see “Note 14- Concentrations, Risks and Uncertainties” of our consolidated financial statements included in this prospectus.

We are exposed to the concentration risk of heavy reliance on our major suppliers for the supply of raw materials and equipment, and any shortage of, or delay in, the supply may significantly impact on our business and results of operation.

We purchase raw materials, equipment, such as valves, pumps, and pipe fittings from our suppliers and believe most of the raw materials are widely available. For the interim period ended April 30, 2026, we purchased raw materials from [--]. For the year ended October 31, 2025, we purchased raw materials from Fanchang Municipal Engineering (Yantai) Co., LTD, Yantai Yonghe Chemical Products Co., Ltd., Shandong Shengyu Environmental Protection Technology Co. Ltd., and Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd. Fanchang Municipal Engineering (Yantai) Co., Ltd. and Yantai Yonghe Chemical Products Co. Ltd. accounted for approximately 38.47%, 13.42% of our total purchases, respectively. Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd., which are under common control, totally accounted for 25.70% of our total purchases. For the year ended October 31, 2024, we purchased raw materials from Fanchang Municipal Engineering (Yantai) Co., LTD, Yantai Yonghe Chemical Products Co., Ltd., and Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd. Yantai Shangxin Electromechanical Engineering Co. Ltd. Fanchang Municipal Engineering (Yantai) Co., Ltd. and Yantai Yonghe Chemical Products Co. Ltd. accounted for approximately 37.14%, 23.18% of our total purchases, respectively. Yantai Green Electromechanical Technology Co., Ltd. and Yantai Shangxin Electromechanical Engineering Co. Ltd., which are under common control, totally accounted for 20.67% of our total purchases. For the year ended October 31, 2023, we purchased raw materials from Yantai Yonghe Chemical Products Co., LTD, which accounted for approximately 95.05% of our total purchases. We believe we have a solid relationship with our largest supplier, Yantai Yonghe Chemical Products Co., LTD. We do not expect the prices of the raw materials to vary greatly over time, as there has traditionally been little price volatility for such materials. If we were unable to purchase from our current largest supplier, we do not expect to face significant difficulties in transitioning to new suppliers at substantially same prices. Nonetheless, our business, financial condition and operating results depend on the continuous supply of products from our major supplier and our continuous supplier-customer relationship. Therefore, our heavy reliance on our largest supplier for the supply of our products will have significant impact on our business and results of operation in the event of any shortage of, or delay in the supply. For more details, see “Note 14- Concentrations, Risks and Uncertainties” of our consolidated financial statements included in this prospectus.

Our AI systems may not perform as intended, which could harm our business, reputation, and results of operations.

Suncare’s platform relies on AI technologies, including machine learning models, predictive health analytics, and intelligent care coordination algorithms, to deliver services to elderly users. AI systems are inherently subject to errors, inaccuracies, and unpredictable outputs, including so-called “hallucinations” in which AI systems generate plausible but factually incorrect information. In a senior healthcare context, such errors could result in inappropriate health recommendations, failure to identify urgent care needs, or delivery of inaccurate wellness guidance to vulnerable elderly users. Any such failures could cause serious harm to users, expose the Company to liability, damage our brand, and result in reduced user adoption and membership retention.

We are making significant investments in AI initiatives that may not yield the anticipated commercial benefits.

We are making, and expect to continue to make, significant investments in AI research, development, and deployment to support Suncare’s platform. There can be no assurance that our AI initiatives will enhance our products or services, improve operational efficiency, or generate returns commensurate with our investment. If our AI-powered health management solutions fail to meet user expectations or perform worse than competing non-AI solutions, our business, financial condition, and results of operations could be materially and adversely affected.

Our AI models may reflect or perpetuate bias, including bias affecting elderly users or specific demographic groups.

AI models are trained on datasets that may contain historical biases, reflect societal prejudices, or fail to adequately represent the diversity of our target user population. Suncare’s AI systems serve an elderly population, a demographic group that has historically been underrepresented in large-scale health technology datasets. As a result, our AI models may produce biased outputs that are disproportionately inaccurate, unhelpful, or harmful to certain user segments. Any such bias could expose the Company to reputational harm, regulatory scrutiny, and legal liability.

We depend on third-party AI technologies, platforms, and infrastructure, and any disruption to these relationships could adversely affect our operations.

Suncare’s platform incorporates AI technologies and cloud computing infrastructure provided by third-party vendors. Our reliance on these third parties creates significant operational dependencies. If any of these vendors experience service disruptions, increase pricing, alter their products, change their terms of service, or cease to provide services, we may not be able to find adequate replacements on a timely basis or at all. In addition, third-party AI vendors may be subject to PRC regulatory restrictions, export control measures, or sanctions that limit the availability or functionality of their services in China.

Rapid technological change in AI may render our technology obsolete or require us to make additional investments to remain competitive.

The AI industry is characterized by rapid and continuous technological change. New AI architectures, large language models, multimodal AI systems, and healthcare AI applications are being developed and commercialized at an accelerating pace. There can be no assurance that our AI systems and platform technologies will remain competitive or relevant as the technological landscape evolves. Failure to keep pace with technological developments could result in loss of market share, user attrition, and diminished competitive positioning in the PRC senior care technology market.

We collect, process, and store substantial amounts of sensitive personal and health-related data of elderly users, which subjects us to significant privacy and data protection obligations under PRC law.

Suncare’s AI platform collects, processes, and stores large volumes of personal information relating to elderly users, including health status data, biometric data, medical history records, location information, and behavioral data. Under the PRC Personal Information Protection Law (“PIPL”), the PRC Data Security Law (“DSL”), and the PRC Cybersecurity Law (“CSL”), personal information, and in particular sensitive personal information, is subject to heightened protection requirements. Failure to comply with these requirements could result in administrative penalties of up to RMB 50 million or five percent (5%) of annual revenue, suspension or revocation of operating licenses, and reputational harm.

PRC restrictions on cross-border data transfers may impair our ability to share data with the parent company or third-party service providers outside of China.

Under the PIPL, DSL, CSL, and related regulations, the cross-border transfer of personal information and important data by PRC entities is subject to significant restrictions, including mandatory security assessments administered by the Cyberspace Administration of China (“CAC”), standard contractual clause requirements, and, in some cases, an outbound data transfer ban. These restrictions may impair our ability to share data with Decent Holding Inc., our offshore parent company, or with third-party AI vendors, cloud providers, or investors located outside of China.

Our AI systems and data infrastructure are subject to cybersecurity risks, including AI-specific attack vectors, that could result in unauthorized access to sensitive user data.

Cyberattacks are increasingly sophisticated and AI-powered, and organizations operating AI-driven platforms face novel attack vectors, including prompt injection attacks, model inversion attacks, membership inference attacks, and adversarial input attacks. Our platform stores sensitive health and personal information of elderly users. A successful cyberattack or data breach could result in unauthorized access to or disclosure of sensitive user health data, interruption of platform services, regulatory investigations, significant fines and penalties, and material reputational harm.

We may face liability arising from the use of health data in AI training without adequate legal basis or user consent.

Training, fine-tuning, and validating AI models used in healthcare applications requires access to large volumes of health and behavioral data. The legal basis for processing such data for AI model training purposes under the PIPL and applicable health data regulations in China remains uncertain and evolving. Any regulatory determination that our AI training practices are unlawful could require us to delete or retrain AI models, expose us to regulatory penalties, and erode user trust.

China’s rapidly evolving AI regulatory framework may impose material compliance burdens and restrict or prohibit certain aspects of our business.

China has enacted a series of AI-specific regulations in recent years, including the Provisions on the Administration of Algorithmic Recommendations, the Provisions on the Administration of Deep Synthesis Internet Information Services, and the Interim Measures for the Management of Generative Artificial Intelligence Services. Compliance with these and future regulations may require us to significantly modify our AI systems, limit the functionality of our platform, incur substantial compliance costs, and restrict our ability to use AI in ways that are commercially beneficial.

Our AI-powered health management services may be subject to medical device regulation or healthcare licensing requirements that impose significant compliance obligations.

In China, software and AI systems intended to assist in or make medical diagnoses, treatment recommendations, or clinical decisions may be classified as Class II or Class III medical devices and regulated by the National Medical Products Administration (“NMPA”). While we believe our current AI services are positioned as general health management and wellness solutions, the regulatory boundary between general health AI and regulated medical device software in China is not clearly defined and continues to evolve. If our AI systems are classified as medical devices, we would be required to obtain pre-market approval and comply with significant additional requirements.

Our AI systems are subject to algorithm governance requirements, including obligations to avoid discriminatory outcomes, that may be difficult and costly to satisfy.

China’s Provisions on the Administration of Algorithmic Recommendations impose obligations on algorithmic recommendation service providers to ensure their algorithms do not engage in price discrimination or exploit user addiction. As an AI platform serving elderly users, we are subject to heightened scrutiny regarding the fairness and non-discriminatory application of our recommendation and health management algorithms. Demonstrating compliance may require significant investment in AI explainability and auditing capabilities.

Compliance with global AI regulations, including the EU AI Act, may be required as we expand outside of China and may impose material additional compliance costs.

The European Union’s Artificial Intelligence Act (“EU AI Act”), which enters into force on a phased timeline through 2027, establishes a risk-tiered regulatory framework with significant obligations for high-risk AI systems, including those used in healthcare and social welfare contexts. AI systems used in the senior care and healthcare sectors may be classified as high-risk under the EU AI Act, requiring conformity assessments, technical documentation, human oversight measures, and CE marking. Penalties for non-compliance can reach EUR 35 million or 7% of global annual turnover.

We may face intellectual property claims relating to the data used to train our AI models or the AI-generated outputs of our systems.

There is significant legal uncertainty regarding whether the use of third-party data for AI model training constitutes infringement of copyright, misappropriation of trade secrets, or violation of database rights. In China and other jurisdictions, the legal status of AI-generated outputs—including whether such outputs can be owned, licensed, or constitute infringement of third-party intellectual property—remains unsettled. We may be subject to claims by data providers, healthcare institutions, research organizations, or other third parties alleging that our AI training practices or AI-generated outputs infringe their intellectual property rights.

We may be unable to adequately protect our proprietary AI technology, algorithms, and models, which are central to our competitive advantage.

Suncare’s competitive position depends substantially on the proprietary nature of its AI algorithms, health management models, and platform architecture. We rely on trade secret protection, contractual restrictions, and, where available, patent protection to protect our proprietary AI technologies. However, trade secret and other intellectual property protections may not be sufficient to prevent misappropriation of our technology by current or former employees, contractors, partners, or competitors. Loss of proprietary AI technology could materially impair our competitive position and the value of our business.

The PRC senior care AI market is intensely competitive, and we may be unable to maintain our technological advantages against well-resourced competitors.

The market for AI-powered senior care and digital health services in China is competitive and rapidly evolving. We face competition from large technology companies (including companies affiliated with Alibaba, Tencent, Baidu, and ByteDance), dedicated digital health platforms, traditional healthcare institutions adopting AI-driven tools, and international companies entering the China market. Many of our competitors have substantially greater financial resources, larger engineering and AI research teams, and more extensive data assets than we do.

The use of AI in healthcare services for elderly users creates heightened liability exposure, and we may face tort, product liability, or professional liability claims arising from adverse outcomes experienced by users.

Suncare’s AI-powered platform provides health management recommendations, wellness guidance, and care coordination services to elderly users, many of whom may have significant underlying health conditions. If our AI systems provide inaccurate health recommendations, fail to identify urgent health concerns, or contribute to adverse health outcomes, the Company and its affiliates may face significant tort, product liability, consumer protection, or professional liability claims. Elderly users may be particularly vulnerable to harm arising from AI errors, and the consequences in this population could be severe.

Negative publicity relating to our AI systems, including reports of errors, bias, privacy breaches, or harmful outcomes, could materially damage our reputation and reduce user adoption.

Consumer trust is fundamental to the adoption of AI-powered health management services, particularly among elderly users and their family members. Negative media coverage, social media campaigns, or regulatory enforcement actions relating to AI errors, algorithmic bias, data breaches, or harmful health outcomes could significantly damage Suncare’s reputation and the willingness of users to adopt or continue using our platform. Reputational damage could lead to user attrition, partner defections, difficulty attracting qualified AI talent, and adverse effects on the Company’s stock price.

Our AI systems process sensitive health data of a vulnerable population, creating heightened risks under elder protection laws and consumer welfare regulations.

Elderly individuals are increasingly recognized as a protected and potentially vulnerable class under Chinese consumer protection, elder rights, and healthcare regulations. The PRC Law on Protection of the Rights and Interests of the Elderly and related regulations impose obligations on service providers to protect the rights and interests of elderly consumers. The use of AI systems that may not be optimized for elderly users (including those with cognitive decline, limited digital literacy, or physical limitations) could be found to violate elder protection laws or constitute unfair commercial practices.

Our AI systems may generate content, recommendations, or outputs subject to PRC content regulation, including requirements relating to algorithm-generated content and deep synthesis technologies.

To the extent that Suncare’s AI platform generates health information, wellness content, or communications for delivery to users, such content may be subject to PRC regulations governing AI-generated and AI-edited content. China’s Provisions on the Administration of Deep Synthesis Internet Information Services require that AI-generated content be labeled as such and comply with applicable content standards. AI-generated health information that is inaccurate, misleading, or unverified could violate PRC regulations prohibiting the dissemination of false information on health and medical topics.

Risks Related to Doing Business in the PRC

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries, such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

The filing, approval or other administration requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials.

However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. Our PRC legal counsel, Guantao Law Firm, has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the offering and trading of our Class A Ordinary Shares on Nasdaq in the context of the IPO, given that: (i) our PRC subsidiary was incorporated by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules. As of the date of this prospectus, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for the IPO, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, the interpretation and implementation of the rules in the context of an overseas offering are still evolving. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that additional approvals or permissions from relevant PRC authorities are required for the IPO, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek approval or permission for the IPO.

On July 6, 2021, the relevant PRC government authorities issued the “Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law” (the “Opinions”). The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments) (the “Draft Measures for Network Data Security”), which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures” or “Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement. However, if it is determined that any additional approval, filing or other administrative procedures from other PRC governmental authorities is required for the offering or any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

As of the date of this prospectus, we and our subsidiaries have complied with the Trial Measures and filed with the CSRC the necessary documents. On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement. The result of our completion of record filing was also posted on the CSRC website on the same day. However, the Opinions, the Trial Measures, the Guidance Rules and Notice, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future, and any non-compliance will result in our being prohibited from listing. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A Ordinary Shares.

Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008, which was recently amended on June 24, 2022, and became effective on August 1, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of these operators each had a turnover of more than RMB 400 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

As advised by our PRC legal counsel, Guantao Law Firm, we currently are not subject to the Anti-Monopoly Law because we haven’t reached the filing threshold stipulated by the State Council. If we were be found to be subject to the Anti-Monopoly Law, we will be required to file a declaration with the SAMR, and no concentration shall be implemented until the SAMR clears the anti-monopoly filing. During such reviews, we may be required to suspend the operations or experience other disruptions to the operation, which could materially and adversely affect our business, financial conditions, and results of operations, which could cause the value of our securities to significantly decline or in extreme cases, become worthless. Even if we were found to be subject to the above-mentioned regulatory actions, it does not affect the Company’s ability to accept foreign investments or list on a U.S. or other foreign exchange. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the relevant government agencies will take a view that is contrary to, or otherwise different from, the conclusions stated above. If the relevant government agencies take a view that is contrary to, or otherwise different from, the foregoing conclusions, it could have a material adverse effect on the PRC Operating Subsidiary’ business, operating results and reputation, as well as the trading price of our Class A Ordinary Shares and the Company’s ability to accept foreign investments or list on a U.S. or other foreign exchange.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our Class A Ordinary Shares or impair our ability to raise money.

In addition, on July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Cybersecurity Review Measures for public comments, according to which, among others, an “operator of critical information infrastructure” or a “data processor,” who has personal information of more than one million users and is going to list in foreign countries, must report to the relevant cybersecurity review office for a cybersecurity review. On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

However, if the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required, failure of obtaining such approval may lead us face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from the IPO into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the Offering of the Shares.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from future financing activities to make loans or additional capital contributions to our PRC Operating Subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, (“SAFE Circular 37”), which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with the SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (“SPVs”), are required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of the SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of the SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February, 2015, the SAFE promulgated a “Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment” (“SAFE Notice 13”). Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of the SAFE. Qualified banks should examine the applications and accept registrations under the supervision of the SAFE. We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by the SAFE regulations. Failure by such shareholders or beneficial owners to comply with the SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC Operating Subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC Operating Subsidiary’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

As an offshore holding company with PRC Operating Subsidiary, we may transfer funds to our Operating Subsidiary or finance our Operating Subsidiary by means of loans or capital contributions in the future. Any capital contributions or loans that we, as an offshore entity, make to the PRC Operating Subsidiary, including from the proceeds of the IPO, are subject to the above PRC regulations. We may not be able to obtain necessary government registrations or approvals on a timely basis, if at all. If we fail to obtain such approvals or make such registration, our ability to make equity contributions or provide loans to the PRC Operating Subsidiary or to fund their operations may be negatively affected, which may adversely affect their liquidity and ability to fund their working capital and expansion projects and meet their obligations and commitments. As a result, our liquidity and our ability to fund and expand our business may be adversely affected.

We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete.

The proceeds of our recent offering must be sent back to the PRC, and the process for sending such proceeds back to the PRC may take several months after the closing of our recent offering. In utilizing the proceeds of the IPO in the manner described in “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds. -14.E. Use of Proceeds” on page 67 of this prospectus, we may make additional capital contributions or loans to the WFOE and our Operating Subsidiary. Any loans to WFOE or the Operating Subsidiary are subject to PRC regulations. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE.

To remit the proceeds of the offering, we must take the following steps:

●	First, we will open a special foreign exchange account for capital account transactions. To open this account, we must submit to the SAFE certain application forms, identity documents, transaction documents, form of foreign exchange registration of overseas investments of the domestic residents, and foreign exchange registration certificate of the invested company. As of the date of this prospectus, we have already opened a special foreign exchange account for capital account transactions.

●	Second, we will remit the offering proceeds into this special foreign exchange account.

●	Third, we will apply for settlement of the foreign exchange. In order to do so, we must submit to the SAFE certain application forms, identity documents, payment order to a designated person, and a tax certificate.

The timing of the process is difficult to estimate because the efficiencies of different SAFE branches can vary significantly. Ordinarily the process takes several months but is required by law to be accomplished within 180 days of application.

We may also decide to finance our subsidiaries by means of capital contributions. These capital contributions must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of the IPO and to capitalize our operations in China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business. If we fail to receive such approvals, our ability to use the proceeds of the IPO and to capitalize our operations in China may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

All of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

The Chinese government may intervene or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Administration for Market Regulation and the State Administration for Industry and Commerce. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of our day-to-day operations. If we are deemed to be not in compliance with these requirements, we may be subject to fines and other administrative penalties from the relevant PRC government authorities. In case of our failure to rectify our noncompliance within required period by the relevant PRC government authorities, we may be forced to suspend our operation.

Existing and new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to us. If the PRC government promulgates new laws and regulations that impose additional restrictions on our operations, or tightens enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material and adverse effect on our results of operations. As a result, our business, reputation, value of our Class A Ordinary Shares, financial condition and results of operations may be materially and adversely affected.

We may be exposed to liabilities under the U.S. Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with the IPO, we have become subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. We have operations agreements with third parties, and make sales in China, which may experience corruption. As we conduct our operations through our Operating Subsidiary in China, we are subject to the risk associated with unauthorized payments.

Although we believe, as of the date of this prospectus, we have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC Operating Subsidiary. Our Cayman Islands holding company may rely on dividend payments from the PRC Operating Subsidiary to fund any cash and financing requirements we may have. Shortages in the availability of foreign currency may restrict the ability of our PRC Operating Subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of PRC Operating Subsidiary may be used to pay dividends to our Company. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use the cash generated from the operations of the PRC Operating Subsidiary to pay off their respective debt in a currency other than RMB owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than RMB.

In light of the flood of capital outflows in China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movements including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A Ordinary Shares.

Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.

We are a holding company incorporated in the Cayman Islands, and we operate our core businesses through our PRC Operating Subsidiary. We may rely on dividends to be paid by our PRC Operating Subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. As a result, our ability to pay dividends and to repay our indebtedness will be restricted. PRC laws require that dividends be paid only out of the after-tax profit of our subsidiaries in the PRC calculated according to PRC accounting principles, which differ in many aspects from generally accepted accounting principles in other jurisdictions. PRC laws also require enterprises established in the PRC to set aside part of their after-tax profits as statutory reserves. These statutory reserves are not available for distribution as cash dividends. In addition, restrictive covenants in bank credit facilities or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends to us. These restrictions on the availability of our funding may impact our ability to pay dividends to our shareholders and to service our indebtedness.

Under PRC laws and regulations, our PRC Operating Subsidiary may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, WFOE, as a wholly foreign-owned enterprise, is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

Our PRC Operating Subsidiary generates primarily all of its revenue in RMB, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC Operating Subsidiary to use its RMB revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting processes may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC Operating Subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will apply to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC Operating Subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

The transfer of funds and assets among Decent Cayman, its Hong Kong and PRC Operating Subsidiary is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Risk Factors - Risks Related to Doing Business in the PRC - Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 40 of this prospectus. In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident.

As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

Our business may be materially and adversely affected if any of our PRC Operating Subsidiary declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

Our PRC Operating Subsidiary holds certain assets that are important to our business operations. If our PRC subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert the U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our Class A Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The currently effective PRC Labor Contract Law (the “Labor Contract Law”) was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Pursuant to the Social Security Law of the PRC, or the Social Security Law, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, employers shall pay the basic pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for all eligible employees. Our PRC Operating Subsidiary have been making social security premium payments at least at the minimum wage level for all eligible employees.

In accordance with the Regulations on Management of Housing Provident Fund (the “Regulations of HPF”), which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds, in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. Our PRC Operating Subsidiary have opened bank accounts for its employees’ housing funds deposits, and deposited housing funds at least at the minimum wage level for all eligible employees.

The applicable PRC laws and regulations on employee benefits stipulate that employers shall be responsible for making social security premium payments and housing provident funds contributions based on the actual wage paid to employees. In practice, given the different economic development levels in different regions, the relevant employment benefit regulations have not been implemented consistently by local governments in China, and each provincial or municipal governing Social Security Bureau (“SSB”) has its own discretion to enforce the compliance of these regulations by employers. The Company has estimated that its contributions of social security premium based on the actual wages of eligible employees to be approximately $35,187, $32,079 and $31,686 for the years ended October 31, 2025, 2024 and 2023, respectively, which have been recorded as accruals in our consolidated financial statements for each fiscal year. The Company has estimated that its contributions of housing funds based on the actual wages of eligible employees to be approximately $8,171, $7,041and $7,125 for the years ended October 31, 2025, 2024 and 2023, respectively, which have been recorded as accruals in our consolidated financial statements for each fiscal year.

In respect of the social insurance, our PRC legal counsel, Guantao Law Firm, has advised that, if an enterprise fails to pay the full amount of the social insurance contributions as legally required, the social insurance authority may order it to pay the outstanding amount of the social insurance contributions within a prescribed time limit and may impose a late fee at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due. If the enterprise still fails to make such payment within the prescribed time, the social insurance authority may further impose an additional fine ranging from one to three times the total outstanding balance. In respect of the housing provident fund, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the housing provident fund contributions as legally required, the housing provident fund authority may order it to pay the outstanding amount of the housing provident fund within a prescribed time limit. If the enterprise still fails to make such payment within the prescribed time, the housing provident fund authority may apply for an order from the relevant people’s courts to make such payment. As of the date of this prospectus, our PRC Operating Subsidiary has not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of the social insurance and housing provident fund contributions. The management believes that the likelihood the Company may be required to make these additional contributions is very low. In the event that our PRC Operating Subsidiary is notified to make sufficient contributions, we have to pay the outstanding amount plus late fees or fines in relation to the underpaid employee benefits. The financial condition and results of operations of us and the PRC Operating Subsidiary may be adversely affected.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC Operating Subsidiary to liability or penalties, limit our ability to inject capital into our PRC Operating Subsidiary or limit our PRC Operating Subsidiary’s ability to increase their registered capital or distribute profits.

As an offshore holding company of our PRC Operating Subsidiary, we may make loans or make additional capital contributions to our Operating Subsidiary, subject to the satisfaction of applicable governmental registration and approval requirements. Any loans we extend to our PRC Operating Subsidiary, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE. SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

In July 2014, the State Administration of Foreign Exchange promulgated the Circular on Issues Concerning Foreign Exchange Administration over the Overseas Investment and Financing and Roundtrip Investment by Domestic Residents via Special Purpose Vehicles (“Circular 37”). According to Circular 37, prior registration with the local SAFE branch is required for Chinese residents to contribute domestic assets or interests to offshore companies, known as SPVs. Circular 37 further requires amendment to a PRC resident’s registration in the event of any significant changes with respect to the SPV, such as an increase or decrease in the capital contributed by PRC individuals, share transfer or exchange, merger, division, or other material event. Further, foreign investment enterprises established by way of round-tripping shall complete the relevant foreign exchange registration formalities pursuant to the prevailing foreign exchange control provisions for direct investments by foreign investors, and disclose the relevant information such as actual controlling party of the shareholders truthfully.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.

We have used our best efforts to notify PRC residents or entities who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents to complete the foreign exchange registrations. Currently all our shareholders are PRC residents and they have completed the Circular 37 registration. We will ask our prospective shareholders who are Chinese residents to make the necessary applications and filings as required by Circular 37. However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. We cannot assure you that all other shareholders or beneficial owners of ours who are PRC residents or entities have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC Operating Subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, and limit our PRC Operating Subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including restrictions on its ability to receive registered capital as well as additional capital from PRC resident shareholders who fail to complete Circular 37 registration; and repatriation of profits and dividends derived from special purpose vehicles to China, by the PRC resident shareholders who fail to complete Circular 37 registration, are also illegal. In addition, the failure of the PRC resident shareholders to complete Circular 37 registration may subject each of the shareholders to fines of less than RMB50,000.

Furthermore, as these foreign exchange and outbound investment related regulations are relatively new and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to the PRC entities or future capital contributions by us to our PRC Operating Subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received from the IPO and to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.

We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly with respect to foreign laws. In particular, there are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

We expect to obtain information about various aspects of our operations as well as regarding our employees and third parties. We also maintain information about various aspects of our operations as well as regarding our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In April 2020, the Chinese government promulgated Cybersecurity Review Measures, which came into effect on June 1, 2020. According to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security.

In November 2016, the SCNPC passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the Cyberspace Administration of China and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. Pursuant to the Cybersecurity Review Measures, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (“Draft Measures”), which required that, in addition to “operator of critical information infrastructure,” any “data processor” carrying out data processing activities that affect or may affect national security should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The Cyberspace Administration of China has said that under the proposed rules companies holding data on more than 1,000,000 users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments,” The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Measures for Cybersecurity Review mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Review Measures”), and on December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the Review Measures, which required that, operators of critical information infrastructure purchasing network products and services, and data processors (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Under the Data Security Law enacted on September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented on February 15, 2022, since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for the IPO and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We had not collected identifiable or sensitive personal information of individual end-users, such as ID card numbers and real names, which means our potential access or exposure to customers’ personal information is limited. However, in the event we inadvertently access or become exposed to customers’ personal identifiable information, then we may face heightened exposure to the PIPL.

We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, and results of operations.

You may experience difficulties in protecting your interests and exercising your rights as a shareholder, effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

We are a company incorporated under the laws of the Cayman Islands, and we conduct all of our operations in China and most of our assets are located in China. In addition, all our senior executive officers reside within China, are physically there for a significant portion of each year, and are PRC nationals. As a result, it may be difficult for you to protect your interests and exercise your rights as a shareholder, effect service of process upon us or those persons inside mainland China.

It may be difficult for you to conduct due diligence on the Company or such directors in your election of the directors and attend shareholders meeting if the meeting is held in China. We plan to have one shareholder meeting each year at a location to be determined, potentially in China. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the U.S.

In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. See “Item 10. Additional Information - 10.B. Memorandum and articles of association - Enforceability of Civil Liabilities” on page 106.

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross-border securities activities, such regulatory cooperation with the securities regulatory authorities in the U.S. may not be efficient in the absence of a practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law (“Article 177”), which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While the detailed interpretation of or implementation of rules under Article 177 has to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties faced by you in protecting your interests.

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

On April 21, 2020, former SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or having substantial operations in emerging markets, including China. The joint statement emphasized the risks associated with a lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a national securities exchange or in the over-the-counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the HFCAA was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC implements a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and also requires disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China or Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the China Securities Regulatory Commission and China’s Ministry of Finance (the “MOF”). The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary.

Our previous auditor, WWC, P.C. (“WWC”), is an independent registered public accounting firm that is headquartered in San Mateo, California. WWC has been inspected by the PCAOB on a regular basis, with the last inspection completed in November 2024. Our current Our previous auditor, YCM CPA INC. (“YCM”), is an independent registered public accounting firms that is headquartered in Irvine, California. YCM has been inspected by the PCAOB on a regular basis. As of the date of this prospectus, neither WWC nor YCM is subject to the determinations as to the inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. WWC is subject to laws and regulations of the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. WWC has not been affected by the HFCAA at this stage. Although we believe that the HFCAA and the related regulations do not currently affect us, we cannot assure you that there will not be any further implementations and interpretations of or amendments to the Holding Foreign Companies Accountable Act or the related regulations, which might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

However, the recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our Class A Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may decide to delist our Class A Ordinary Shares. If our Class A Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

The interpretation and implementation of the PRC Foreign Investment Law are still evolving which may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The PRC Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The PRC Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the PRC Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the PRC Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The PRC Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list. The PRC Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

Pursuant to the PRC Foreign Investment Law, the Implementing Rules of the PRC Foreign Investment Law, and the Information Reporting Measures for Foreign Investment jointly promulgated by the MOFCOM and the SAMR, which took effect on January 1, 2020, the PRC government shall establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the PRC Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the PRC Foreign Investment Law.

In addition, the PRC Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

The indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies are subject to relevant regulations.

We are addressing the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-resident investors. In February 2015, the SAT issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non PRC Resident Enterprises (Bulletin 7). Pursuant to Bulletin 7, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Bulletin 7 also introduced safe harbors for internal group restructurings and the purchase and sale of equity securities through a public securities market. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (Bulletin 37), which came into effect on December 1, 2017. Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We are addressing the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC Operating Subsidiary to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Bulletin 7 and Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law, we may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

Decent Cayman is a holding company that conducts all of its business through our PRC Operating Subsidiary. We may rely on dividends to be paid by our PRC Operating Subsidiary to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, the WFOE and Decent China may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, the WFOE is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Our PRC Operating Subsidiary derive primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, the ability of our PRC Operating Subsidiary to use its Renminbi revenues to pay dividends to us is subject to the restriction on currency exchange. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by the SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC Operating Subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

China passed the PRC Enterprise Income Tax Law (the “EIT Law”), and its implementing rules, both of which became effective on January 1, 2008, and as amended in December 2018. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In addition, the EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC Operating Subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

On April 22, 2009, the State Administration of Taxation of China issued the “Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies” (the “Notice”), further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) all of its directors with voting rights or senior management reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders. Because all of our operations and senior management are located within the PRC and are expected to remain so for the foreseeable future, we may be considered a PRC resident enterprise for enterprise income tax purposes and therefore subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. However, it remains unclear as to whether the Notice is applicable to an offshore enterprise controlled by a Chinese natural person. Therefore, it is unclear how tax authorities will determine tax residency based on the facts of each case.

If the PRC tax authorities determine that we are a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to the enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. In our case, this would mean that income such as non-China source income would be subject to PRC enterprise income tax at a rate of 25%. Currently, we do not have any non-China source income, as we conduct our operations in China. However, under the EIT Law and its implementing rules, dividends paid to us from our Operating Subsidiary would be deemed as “qualified investment income between resident enterprises” and therefore qualify as “tax-exempt income” pursuant to clause 26 of the EIT Law. Second, it is possible that future guidance issued with respect to the new “resident enterprise” classification could result in a situation in which the dividends we pay with respect to our Class A Ordinary Shares, or the gain our non-PRC shareholders may realize from the transfer of our Class A Ordinary Shares, may be treated as PRC-sourced income and may therefore be subject to a 10% PRC withholding tax. The EIT Law and its implementing regulations are, however, relatively new and ambiguities exist with respect to the interpretation and identification of PRC-sourced income, and the application and assessment of withholding taxes. If we are required under the EIT Law and its implementing regulations to withhold PRC income tax on dividends payable to our non-PRC shareholders, or if non-PRC shareholders are required to pay PRC income tax on gains on the transfer of their Class A ordinary shares, our business could be negatively impacted and the value of your investment may be materially reduced. Further, if we were treated as a “resident enterprise” by PRC tax authorities, we would be subject to taxation in both China and such countries in which we have taxable income, and our PRC tax may not be creditable against such other taxes.

If our preferential tax treatments and government subsidies are revoked or become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions.

The Chinese government has provided tax incentives to our Operating Subsidiary, Decent China, including reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%. Any increase in the enterprise income tax rate applicable to Decent China, or any discontinuation, retroactive or future reduction or refund of any of the preferential tax treatments and local government subsidies currently enjoyed by Decent China, could adversely affect our business, financial condition and results of operations.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Failure to comply with PRC laws and regulations on leased property may expose us to potential fines and negatively affect our ability to use the properties we lease.

Our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities. Failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, but the real estate administrative authorities may require the parties to the lease agreements to complete lease registration within a prescribed period of time, and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000 for each of such lease agreements.

As of the date of this prospectus, we are not aware of any actions, claims or investigations threatened against us or our lessors with respect to the defects in our leasehold interests. However, if any of our leases is terminated as a result of challenges by third parties or governmental authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties, but we may be forced to relocate the affected offices and incur additional expenses relating to such relocation.

The current tension in international trade, particularly with regard to U.S. and China trade policies, may adversely impact our business, financial condition, and results of operations.

The US government has indicated its intent to adopt a new approach to trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It has also initiated or is considering the imposition of tariffs on certain foreign goods. Changes in US trade policy could result in one or more of US trading partners adopting responsive trade policies making it more difficult or costly for us to export our products to those countries. These measures could also result in increased costs for goods imported into the United States. This in turn could require us to increase prices to our customers which may reduce demand, or, if we are unable to increase prices, result in lowering our margin on products sold.

On February 1, 2025, the US government announced a 25% tariff on product imports from certain countries, including Mexico and Canada, and a 10% tariff on product imports from certain other countries, including China. These actions may result in retaliatory measures on US goods.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations.

Although we do not expect to be affected directly by the current international trade tension, and any escalation of such tension, in the industries in which we operate, is uncertain, the negative impact in general, including economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Heightened tensions in international relations, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Recently there have been heightened tensions in international relations, particularly between the United States and China, but also as a result of the war in Ukraine and sanctions on Russia. These tensions have affected both diplomatic and economic ties among countries. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between the major economies. The existing tensions and any further deterioration in the relationship between the United States and China may have a negative impact on the general, economic, political, and social conditions in both countries and, given our reliance on the Chinese market, adversely impact our business, financial condition, and results of operations.

On August 9, 2023, the Biden administration released an executive order and an advanced notice of proposed rule-making (the “ANPRM”) providing a conceptual framework for outbound investment controls focused on China. Further to this ANPRM, on June 21, 2024, the U.S. Department of the Treasury (the “Treasury”) issued a proposed rule on outbound U.S. investments involving China that generally follows the ANPRM. On October 28, 2024, the Treasury issued a Final Rule to implement the executive order of August 9, 2023. The Final Rule became effective on January 2, 2025. The Final Rule targets investments involving persons and entities associated with “countries of concern,” currently only China, and it imposes investment prohibition and notification requirements on a wide range of investments in companies engaged in activities relating to three sectors: (1) advanced microchips and microelectronics, (2) quantum computing, and (3) artificial intelligence systems, with persons from countries of concern engaged in these technologies defined as “Covered Foreign Persons.” Investments by U.S. persons subject to the Final Rule, which are defined as “covered transactions,” include acquisitions of equity interests, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities listed on a national stock exchange. The Final Rule exerts greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers, including us. We do not believe we are a Covered Foreign Person under the Final Rule. However, to the extent that we are deemed a Covered Foreign Person engaged in the development of specified artificial intelligence technologies and services in the future, the Final Rule could limit our ability to raise capital or contingent equity capital pursuant to the standby equity purchase agreement, from later tranches of the Pre-Paid Advance, and from U.S. investors generally, in which case our ability to raise such capital may be significantly and negatively affected, which could be detrimental to our capital raising capacity and our business, financial condition and prospects.

Risks Related to this Offering and Our Class A Ordinary Shares

An active trading market for our Class A ordinary shares may not be maintained and the trading price for our Class A ordinary shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A ordinary shares will be maintained. If an active public market for our Class A ordinary shares is not maintained, the market price and liquidity of our Class A ordinary shares may be materially and adversely affected. The public offering price for the Units in this offering will be determined at the time of pricing, and may be at a discount to the current market price at that time. The final public offering price will be determined through negotiation between us and the investors based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, and the general condition of the securities markets at the time of this offering. We can provide no assurance that the trading price of our Class A ordinary shares after the IPO will not decline below the initial public offering price. As a result, investors in our Class A ordinary shares may experience a significant decrease in the value of their shares.

The trading price of the Class A ordinary shares is likely to be volatile, which could result in substantial losses to investors.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with a relatively small public float after the IPO, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our Class A ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A ordinary shares. The trading price of the Class A ordinary shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Class A ordinary shares may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, cash flow;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new solutions and services and expansions by us or our competitors;

●	termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

●	changes in financial estimates by securities analysts;

●	detrimental negative publicity about us, our competitors or our industry;

●	additions or departures of key personnel;

●	release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the Class A ordinary shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares. Volatility or a lack of positive performance in our ordinary share price may also adversely affect our ability to retain key employees.

In addition, if the trading volumes of our Class A ordinary shares are low, persons buying or selling in relatively small quantities may easily influence the prices of our Class A ordinary shares. This low volume of trades could also cause the price of our Class A ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Class A ordinary shares exist at the time of purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A ordinary shares. As a result of this volatility, investors may experience losses on their investment in our Class A ordinary shares. A decline in the market price of our Class A ordinary shares also could adversely affect our ability to issue additional Class A ordinary shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Class A ordinary shares will develop or be sustained. If an active market does not develop, holders of our Class A ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Class A ordinary shares, the market price for the Class A ordinary shares and trading volume could decline.

The trading market for the Class A ordinary shares will be influenced by research or reports that industry or securities analysts publish about our business, if any. If one or more analysts who cover us downgrade the Class A ordinary shares, the market price for the Class A ordinary shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class A ordinary shares to decline.

The dual class structure of our ordinary shares has the effect of concentrating voting control with our Chair and Chief Executive Officer, and their interest may not be aligned with the interests of our other shareholders.

We have a dual-class voting structure consisting of Class A Ordinary Shares and Class B Ordinary Shares. Under this structure, holders of Class A Ordinary Shares are entitled to one vote per Class A Ordinary Share, and holders of Class B Ordinary Shares are entitled to 20 votes per Class B Ordinary Share, which may cause the holders of Class B Ordinary Shares to have an unbalanced, higher concentration of voting power. Following the completion of this offering, Mr. Dingxin Sun, the Chairman of the Board of Directors of the Company, will beneficially own, directly and indirectly through Decent Limited, Ordinary Shares representing approximately 90.5% of the total voting power of the Company, assuming that the investors do not exercise their Warrants. As a result, Mr. Sun has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, and other significant corporate actions. He may take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. Further, such concentration of voting power may discourage, prevent, or delay the consummation of change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. Future issuances of Class B Ordinary Shares may also be dilutive to the holders of Class A Ordinary Shares. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Our Class A Ordinary Shares may trade under $5.00 per share and thus would be known as “penny stock”. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A Ordinary Shares.

Our Class A Ordinary Shares may trade below $5.00 per share. As a result, our Class A Ordinary Shares would be known as “penny stock”, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Depending on market fluctuations, our Class A Ordinary Shares could be considered to be “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell these securities to persons other than accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A Ordinary Shares, and may negatively affect the ability of holders of our Class A Ordinary Shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the shares is often volatile and you may not be able to buy or sell your shares when you want to.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our Class A ordinary shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares will likely depend entirely upon any future price appreciation of our Class A ordinary shares. There is no guarantee that our Class A ordinary shares will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares. You may not realize a return on your investment in our Class A ordinary shares and you may even lose your entire investment in our Class A ordinary shares.

Our Fourth Amended and Restated Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares.

Certain provisions of our Fourth Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Our Fourth Amended and Restated Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the holders of our Class B ordinary shares. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares with such preferred, deferred or other special rights, restrictions or privileges whether in regard to voting, distributions, a return of capital or otherwise and in such classes and series, if any, as the directors may determine, any or all of which may be greater than the rights associated with our Class A ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the Class A ordinary shares may fall and the voting and other rights of the holders of our Class A ordinary shares may be materially and adversely affected.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of Class A ordinary shares may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (as revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of our memorandum and articles of association, our register of mortgage and charges and any special resolutions passed by our shareholders) or to obtain copies of lists of shareholders of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our amended and restated memorandum and articles of association, as amended, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in China. In addition, substantially all of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil liabilities” on page 106 of this prospectus.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a company with less than $1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies for up to five years or such earlier time that we are no longer an emerging growth company. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing rules.

We are now subject to the Nasdaq listing rule, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. The Nasdaq Listing Rules also require shareholder approval for U.S. domestic issuers in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) issuance of 20% or more of our outstanding Class A ordinary shares in transactions other than public offerings. However, Nasdaq listing rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing rules.

Currently, we do not plan to rely on home country practices with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing rules.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of Class A ordinary shares.

A non-U.S. corporation, such as our company, will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce or are held for the production of passive income.

Based upon our current and projected income and assets, and projections as to the value of our assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the Class A ordinary shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A ordinary shares from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because the application of the relevant rules is still evolving, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. investor held an ordinary share or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. investor. For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers who own our ordinary shares if we were determined to be a PFIC, see “Tax — Passive Foreign Investment Company” on page 105 of this prospectus.

Since we are a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder owns more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules, we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

We may incur significantly increased costs and devote substantial management time as a result of the listing of our Class A ordinary shares.

We may incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we may be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

Prior to the IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act of 2002. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company, our management will be required to report on our internal controls over financial reporting under Section 404.

Since the completion of the IPO, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending October 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

As of October 31, 2024, our management assessed the effectiveness of our internal control over financial reporting. Management concluded that as of October 31, 2024, our internal control over financial reporting was ineffective. The material weakness that management found related to the Company’s lack of in-house accounting personnel with sufficient knowledge of the generally accepted accounting principles in the United States (“US GAAP”) and SEC reporting experiences.

In order to address and resolve the foregoing material weakness, we have implemented measures designed to improve our internal control over financial reporting to remediate this material weakness, including hiring consultants who have requisite training and experience in the preparation of financial statements in compliance with applicable SEC requirements. In addition to hiring outside consultants, we have taken or in the process of implementing the following remedial measures including (i) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; (ii) appointing independent directors, establishing an audit committee, and strengthening corporate governance; (iii) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; and (iv) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel.

The implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct this material weakness or our failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A ordinary shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Our founder and Chairman of the Board of Directors, Mr. Dingxin SUN, has a significant influence over our company and future corporate decisions. His interests may not always be aligned with those of other shareholders. He may engage in activities that benefit himself at the expense of other shareholders. Thus, there might be potential risks for conflicts of interest and the impact on internal controls.

We have a dual-class share structure such that our share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and our Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by our shareholders. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings (either on a poll or on a show of hands), and each Class B ordinary share shall entitle the holder thereof to twenty votes on all matters subject to vote at our general meetings (either on a poll or on a show of hands). Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof upon written notice to the Company, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by the holder of such Class B ordinary share to any person to or entity other than holders of Class B ordinary shares or their affiliate, such Class B ordinary share shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

As of the date of this prospectus, Mr. Dingxin Sun, our founder and Chairman of the Board of Directors, beneficially owns 321,040 Class A ordinary shares and 600,000 Class B ordinary shares of the Company, which together represent approximately 90.50% of the voting power.

As such, Mr. Sun could have a significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. In cases where his interests are aligned with other shareholders, he will also have the power to prevent or cause a change in control. Mr. Sun will also have the power to prevent or cause a change in control. Without the consent of Mr. Sun, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, Mr. Sun could violate his fiduciary duties by diverting business opportunities from us to himself or others. The interests of Mr. Sun may differ from the interests of our other shareholders. Thus, there might be potential risks for conflicts of interest and the impact on internal controls. The concentration in the ownership of our Class A ordinary shares may cause a material decline in the value of our Class A ordinary shares. For more information regarding Mr. Sun and his affiliated entity, see “Principal Shareholders” on page 98 of this prospectus, and “Related Party Transactions” on page 99 of this prospectus.

If we fail to meet continued listing standards of the Nasdaq Stock Market LLC, our Class A ordinary shares may be delisted. Delisting could adversely affect the liquidity of our Class A ordinary shares and the market price of our Class A ordinary shares could decrease, and our ability to obtain sufficient additional capital to fund our operations and to continue as a going concern would be substantially impaired.

While our Class A Ordinary Shares have generally traded above the minimum closing bid price of $1.00 per share since our initial public offering in January 2025, they have at times traded below that level. In order to maintain compliance with the Bid Price Requirement, we effected a reverse share split of our Class A Ordinary Shares and Class B Ordinary Shares at a ratio of 1-for-25, which became effective on March 16, 2026. There can be no assurance that the market price of our Class A Ordinary Shares will remain at or above $1.00 per share.

If the Nasdaq Capital Market delists our securities from trading, we could face significant consequences, including:

●	limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Share is a “penny stock,” which will require brokers trading in our Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

In the event that our Class A ordinary shares are delisted from Nasdaq, they may be considered penny stocks and thus be subject to the “penny stock” rules. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our Class A ordinary shares.

Our Class A ordinary shares are traded below $5.00 per share. The SEC has adopted a number of rules to regulate “penny stock” that restricts transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). In the event that our Class A ordinary shares are delisted from the Nasdaq Capital Market, depending on market fluctuations, they could be considered to be a “penny stock” within the meaning of the rules, which is subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stock.

A “penny stock” is subject to rules that impose additional sales practice requirements on brokers/dealers who sell these securities to persons other than established members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our Class A ordinary shares, and may negatively affect the ability of holders of our Class A ordinary shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

The market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be considered a penny stock issuer, our management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

There is no public market for the Pre-Funded Warrants.

The Pre-Funded Warrants offered in this offering are not and will not be listed on any securities exchange. Also, we do not intend to apply to have the Pre-Funded Warrants listed on any securities exchange. Consequently, there is no established public trading market for the Pre-Funded Warrants. Accordingly, investors may find it difficult to dispose of, or to obtain accurate quotations as to the market value of, the Pre-Funded Warrants. This lack of a trading market could result in investors being unable to liquidate their investment in the warrants or to sell them at a price that reflects their value. The absence of a public market for these securities could also reduce the liquidity and market price of our Class A Ordinary Shares for which these warrants are exercisable. Investors should be prepared to bear the risk of investment in the Pre-Funded Warrants indefinitely.

Holders of Pre-Funded Warrants purchased in this offering will have no rights as shareholders until such holders exercise their warrants and acquire our Class A Ordinary Shares.

Until holders of Pre-Funded Warrants acquire shares of our Class A Ordinary Shares upon exercise of such warrants, the holders will have no rights with respect to the shares of our Class A Ordinary Shares underlying such warrants. Upon exercise of the Pre-Funded Warrants, the holders will be entitled to exercise the rights of a shareholder only as to matters for which the record date occurs after the exercise date.

The terms of the Pre-Funded Warrants may be adjusted.

The terms of the Pre-Funded Warrants, including the exercise price and the number of Class A Ordinary Shares issuable upon exercise, may be adjusted in certain circumstances, including in the event of share dividends, share splits, and similar transactions. While adjustments are generally intended to prevent dilution for holders of the Pre-Funded Warrants, there is no assurance that such adjustments will fully protect the value of the Pre-Funded Warrants.

The Pre-Funded Warrants have beneficial ownership limitations.

An investment in the Pre-Funded Warrants involves a significant risk due to the 4.99% (or 9.99% if the investor so elects) beneficial ownership limitation. The terms of the Pre-Funded Warrants prohibit any single holder from exercising the warrants if such exercise would result in the holder (together with its affiliates) beneficially owning more than 4.99% (or 9.99% if the investor so elects) of our issued and outstanding Class A Ordinary Shares immediately after the exercise, as elected by the holder at the time of issuance of the warrants. Such percentage may be increased by the holder of the Pre-Funded Warrant to any other percentage not in excess of 9.99% of the number of shares of our Class A Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants upon at least 61 days’ prior notice from the holder to us. As a result, you may not be able to exercise your Pre-Funded Warrants for shares of our Class A Ordinary Shares at a time when it would be financially beneficial for you to do so. In such circumstance you could seek to sell your Pre-Funded Warrants to realize value, but you may be unable to do so in the absence of an established trading market for the Pre-Funded Warrants.

We will not receive any meaningful amount of additional funds upon the exercise of the Pre-Funded Warrants.

Each Pre-Funded Warrant will be exercisable by means of payment of the nominal cash purchase price upon exercise and will have no expiration date. Accordingly, we will not receive any or any meaningful additional funds upon the exercise of the Pre-Funded Warrant.

We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds” and in such order of priority as our management may determine in its discretion, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this Offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

 There is no public market for the warrants.

There is no established public trading market for the warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the warrants on any national securities exchange or other nationally recognized trading system, including the Nasdaq Stock Market LLC. Without an active market, the liquidity of the warrants will be limited.

The Warrants in this offering are speculative in nature.

The Warrants in this offering do not confer any rights of Class A Ordinary Shares ownership on their holders, but rather merely represent the right to acquire Class A Ordinary Shares. The warrants will be exercisable for only a limited period of time, which is 120 days after the closing of this offering, at an exercise price equal to 110% of the public offering price of the ordinary shares. The warrants are not tradable on the Nasdaq Capital Market. No fractional Class A Ordinary Shares will be issued in connection with the exercise of warrants. In addition, following this offering, the market value of the warrants, if any, is uncertain and there can be no assurance that the market value of the warrants will equal or exceed their imputed offering price. The warrants will not be listed or quoted for trading on any market or exchange.

Holders of the warrants will not have rights of holders of our Ordinary Shares until such warrants are exercised.

Until holders of warrants acquire Class A Ordinary Shares upon exercise of the warrants, holders of warrants will have no rights with respect to the Class A Ordinary Shares underlying such warrants.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in this prospectus. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[*] million, after deducting estimated offering expenses payable by us, and based upon an assumed public offering price of $[*] per Unit. However, because this is a “best efforts” offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus. Based on the assumed public offering price set forth above, we estimate that our net proceeds from the sale of 75%, 50% and 25% of the securities offered in this offering would be approximately $[*] million, $[*] million and $[*] million, respectively, assuming no exercise of any Pre-Funded Warrants or Warrants, and after deducting estimated offering expenses payable by us.

We intend to use the net proceeds of this offering as follows:

●	20% of the net proceeds or $[*] million (assuming the completion of the maximum offering) will be used for the Company’s business expansion, including launching additional offices and expanding the business scope;

●	25% of the net proceeds or $[*] million (assuming the completion of the maximum offering) will be used for research and development on improving our current products and creating new products;

●	20% of the net proceeds or $[*] million (assuming the completion of the maximum offering) will be used for promoting the river water quality management service and expanding the treatment scope of river water;

●	25% of the net proceeds or $[*] million (assuming the completion of the maximum offering) will be used for development and upgrade of wastewater treatment technology;

●	10% of the net proceeds or $[*] million (assuming the completion of the maximum offering) will be used for recruiting talents in research and development and management.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all.

DIVIDEND POLICY

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Class A ordinary shares in the future, as a holding company, we will be dependent receiving funds from our operating subsidiary. Current PRC regulations permit our WFOE to pay dividends to Decent HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the discretionary common reserve, although the amount to be set aside, if any, is determined at the discretion of its shareholder. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our Operating Subsidiary in China are required to set aside statutory reserves and have done so.

The PRC government also controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our Operating Subsidiary and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Cash dividends, if any, on our Class A ordinary shares will be paid in U.S. dollars. Decent HK may be considered a non-resident enterprise for tax purposes, so that any dividends WFOE pays to Decent HK may be deemed as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation — People’s Republic of China Taxation” on page 101 of this prospectus for a more detailed discussion.

In order for us to pay dividends to our shareholders, we will rely on dividends from our subsidiaries. Dividend payments from Decent China to our WFOE are subject to PRC taxes, including VAT, urban maintenance and construction tax, educational surcharges. In addition, if our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. However, the 5% withholding tax rate does not automatically apply only when certain requirements are satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends.

We have never declared or paid cash dividends on our shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business.

CAPITALIZATION

The following tables set forth our capitalization as of April 30, 2026:

●	on an actual basis;

●	on a pro forma basis to reflect (i) the increase in our authorized share capital from US$50,000, divided into 19,800,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares of a par value of US$0.0025 each, to US$2,500,000, divided into 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares of a par value of US$0.0025 each, approved by our shareholders on July 14, 2026; and (ii) the issuance on August 6, 2026 of 400,000 Class B Ordinary Shares to Mr. Dingxin Sun, our Chairman, at a subscription price of $2.00 per share, for aggregate consideration of $800,000; and

●	on a pro forma as adjusted basis to reflect (i) the above; and (ii) the issuance and sale of [--] Units (assuming none of the Pre-Funded Warrants or Warrants to purchase Class A Ordinary Shares issued in this offering are exercised) at an assumed public offering price of $[--] per Unit, after deducting the placement agent’s fees and estimated offering expenses payable by us.

You should read the tables together with our combined financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

U.S. Dollars

As of April 30, 2026
	Actual	Pro forma(1)	Pro Forma As-adjusted
Cash	$	$	$
Shareholder’s Equity:
Class A Ordinary Shares, par value $0.0025 per share; 19,800,000 shares authorized; 1,615,128 shares issued and outstanding as of April 30, 2026; 1,615,128 shares issued and outstanding on a pro forma basis; [--] shares issued and outstanding on a pro forma, as adjusted basis (1)

Class B Ordinary Shares, par value $0.0025 per share; 200,000 shares authorized; 200,000 shares issued and outstanding as of April 30, 2026; 600,000 shares issued and outstanding on a pro forma basis; 600,000 shares issued and outstanding on a pro forma, as adjusted basis
Class A
Class B
Subscription receivable
Additional paid-in capital
Statutory reserve
Retained earnings
Accumulated other comprehensive income
Total shareholders’ equity	$
Total capitalization	$

(1)	Gives effect to the issuance of [--] Units in this Offering (assuming none of the Pre-Funded Warrants or Warrants to purchase Class A Ordinary Shares issued in this offering are exercised) at an assumed Offering Price of US$[--] per Unit and reflects the application of the proceeds after deducting the placement agent’s fees, non-accountable expense allowance and our estimated offering expenses

DILUTION

●	If you invest in our Units, your interest will be diluted to the extent of the difference between the public offering price per Unit and the pro forma as adjusted net tangible book value per ordinary share after this offering. Dilution results from the fact that the public offering price per Unit is substantially in excess of the net tangible book value per ordinary share attributable to our existing shareholders. Our pro forma net tangible book value attributable to shareholders as of April 30, 2026 was $[*] per ordinary share. Net tangible book value per ordinary share as of April 30, 2026 represents the amount of total assets less intangible assets and total liabilities, divided by the number of ordinary shares outstanding.

●	We will have [--] Class A Ordinary Shares issued and outstanding upon completion of this offering, assuming no exercise of the Pre-Funded Warrants or the Warrants issued in this offering. We will have 600,000 Class B Ordinary Shares outstanding upon completion of this offering. Our pro forma as adjusted net tangible book value, which gives effect to receipt of the net proceeds from this offering and the issuance of the securities offered hereby and the issuance on August 6, 2026, of 400,000 Class B Ordinary Shares to Mr. Dingxin Sun at a subscription price of $2.00 per share, but does not take into consideration any other changes in our net tangible book value after April 30, 2026, will be approximately $[--], or $[--] per ordinary share. This would result in dilution to investors in this offering of approximately $[--] per ordinary share, or approximately [--]%, from the assumed public offering price of $[--] per Unit. Pro forma net tangible book value per ordinary share would increase to the benefit of our existing shareholders by $[--] per ordinary share attributable to the purchase of the Units by investors in this offering.

●	The following table sets forth the estimated pro forma as adjusted net tangible book value per ordinary share after this offering and the dilution to investors purchasing Units in this offering.

Offering
Public offering price per Unit	$
Pro Forma net tangible book value per ordinary share as of April 30, 2026	$
Increase per ordinary share attributable to payments by new investors	$
Pro forma as adjusted net tangible book value per ordinary share after the offering	$
Dilution per ordinary share to new investors	$

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

Comparison of the Fiscal Years Ended October 31, 2025, 2024 and 2023

The following table sets forth key components of our results of operations during the fiscal years ended October 31, 2025, 2024 and 2023, both in dollars and as a percentage of our revenue.

	Years Ended October 31,
	2025		2024		2023
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue
Revenue
Wastewater treatment revenue	$4,163,965	32.16	$2,468,097	21.39	$2,355,126	24.93
River water quality management revenue	6,619,693	51.12	6,864,631	59.47	4,436,214	46.96
Product sales revenue	2,091,469	16.15	2,192,864	19.00	2,648,445	28.03
Others	74,218	0.57	16,700	0.14	7,549	0.08
Total revenue	12,949,345	100.00	11,542,292	100.00	9,447,334	100.00

Cost of revenue
Wastewater treatment revenue	3,341,944	25.81	1,845,434	15.99	1,841,604	19.49
River water quality management revenue	4,878,220	37.67	5,075,552	43.97	3,165,712	33.51
Product sales revenue	1,273,157	9.83	1,408,894	12.21	1,224,396	12.96
Others	69,423	0.54	—	—	—	—
Total cost of revenue	9,562,744	73.85	8,329,880	72.17	6,231,712	65.96
Gross profit	3,386,601	26.15	3,212,412	27.83	3,215,622	34.04
Selling expenses	446,718	3.45	16,489	0.14	70,128	0.74
General and administrative expenses	2,776,341	21.44	662,158	5.74	851,130	9.01
Research and development expenses	302,118	2.33	28,981	0.25	122,441	1.30
Impairment Loss	—	—	33,841	0.29	—	—
Income from operations	(138,576)	(1.07)	2,470,943	21.41	2,171,923	22.99
Total other (expenses) income, net	19,274	0.15	13,181	0.11	4,617	0.05
Net income before income taxes	(119,302)	(0.92)	2,484,124	21.52	2,176,540	23.04
Income tax expenses	(202,900)	(1.57)	(380,767)	(3.30	(316,927)	(3.35)
Net income	$(322,202)	(2.49)	$2,103,357	18.22	$1,859,613	19.68

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the years ended October 31,		Changes
	2025	2024	Amount	%
Wastewater treatment revenue
Net revenue	$4,163,965	$2,468,097	1,695,868	68.71%
Cost of revenue	3,341,944	1,845,434	1,496,510	81.09%
Gross profit	$822,021	$622,663	199,358	32.02%
Gross profit margin	19.74%	25.23%	(5.49)%	(21.76)%

River water quality management revenue
Net revenue	$6,619,693	$6,864,631	(244,938)	(3.57)%
Cost of revenue	4,878,220	5,075,552	(197,332)	(3.89)%
Gross profit	$1,741,473	$1,789,079	(47,606)	(2.66)%
Gross profit margin	26.31%	26.06%	0.25%	0.96%

Product sales revenue
Net revenue	$2,091,469	$2,192,864	(101,395)	(4.62)%
Cost of revenue	1,273,157	1,408,894	(135,737)	(9.63)%
Gross profit	$818,312	$783,970	34,342	4.38%
Gross profit margin	39.13%	35.75%	3.38%	9.45%

Other related revenue
Net revenue	$74,218	$16,700	57,518	344.42%
Cost of revenue	69,423	—	69,423	100.00
Gross profit	$4,795	$16,700	(11,905)	(71.29)%
Gross profit margin	6.46%	100.00%	(93.54)%	(93.54)%

Total
Net revenue	$12,949,345	$11,542,292	1,407,053	12.19%
Cost of revenue	9,562,744	8,329,880	1,232,864	14.80%
Gross profit	$3,386,601	$3,212,412	174,189	5.42%
Gross profit margin	26.15%	27.83%	(1.68)%	(6.04)%

	For the years ended October 31,		Changes
	2024	2023	Amount	%
Wastewater treatment revenue
Net revenue	$2,468,097	$2,355,126	112,971	4.80%
Cost of revenue	1,845,434	1,841,604	3,830	0.21%
Gross profit	$622,663	$513,522	109,141	21.25%
Gross profit margin	25.23%	21.80%	3.43%	15.73%

River water quality management revenue
Net revenue	$6,864,631	$4,436,214	2,428,417	54.74%
Cost of revenue	5,075,552	3,165,712	1,909,840	60.33%
Gross profit	$1,789,079	$1,270,502	518,577	40.82%
Gross profit margin	26.06%	28.64%	(2.58)%	(9.01)%

Product sales revenue
Net revenue	$2,192,864	$2,648,445	(455,581)	(17.20)%
Cost of revenue	1,408,894	1,224,396	184,498	15.07%
Gross profit	$783,970	$1,424,049	(640,079)	(44.95)%
Gross profit margin	35.75%	53.77%	(18.02)%	(33.51)%

Other related revenue
Net revenue	$16,700	$7,549	9,151	121.22%
Cost of revenue	—	—	—	—
Gross profit	$16,700	$7,549	9,151	121.22%
Gross profit margin	100.00%	100.00%	—%	—%

Total
Net revenue	$11,542,292	$9,447,334	2,094,958	22.18%
Cost of revenue	8,329,880	6,231,712	2,098,168	33.67%
Gross profit	$3,212,412	$3,215,622	(3,210)	(0.10)%
Gross profit margin	27.83%	34.04%	(6.21)%	(18.24)%

Our revenue primarily comes from wastewater treatment projects, river water quality management services, product sales, and other related activities. Total revenue increased by 22.18% or $2,094,958 to $11,542,292 for the fiscal year ended October 31, 2024 compared with total revenue of $9,447,334 for the fiscal year ended October 31, 2023, and the total revenue increased by 12.19% or $1,407,053 to $12,949,345 for the fiscal year ended October 31, 2025 compared with total revenue of $11,542,292 for the fiscal year ended October 31, 2024, demonstrating our company’s resilience, adaptability and maintaining profitability in a fluctuating economic environment. The factors impacting changes of our revenue streams include the environmental related policies made by the local government, and the economic conditions of the market that would affect the demand from the customers of our pollution treatment services and products.

Revenue from Wastewater Treatment Service

For the fiscal year ended October 31, 2024, the revenue from wastewater treatment service witnessed a minor increase to $2,468,097 from $2,355,126 for the fiscal year ended October 31, 2023, with a growth of 4.80%. The growth was primarily due to the increase of new customers.

For the fiscal year ended October 31, 2025, the revenue from wastewater treatment service witnessed an increase to $1,695,868 from $2,468,097 for the fiscal year ended October 31, 2024, with a growth of 68.71%. The Company successfully completed a wastewater treatment project in the current fiscal year.

The cost of revenue for wastewater treatment was $3,341,944 for the fiscal year ended October 31, 2025, as compared to $1,845,434 for the fiscal year ended October 31, 2024, with a growth of 81.09%. The cost of revenue for wastewater treatment for the fiscal year ended October 31, 2024 increased by 0.21% compared to $1,841,604 for the fiscal year ended October 31, 2023. Consequently, the gross profit margin was 19.74%, 25.23% and 21.80% for the fiscal years ended October 31, 2025, 2024 and 2023, respectively.

Revenue from River Water Quality Management

The revenue from river water quality management saw a slight decrease of $244,938 or 3.57% for the fiscal year ended October 31, 2025, and the decease of the cost was in line with the decrease of revenue. For the fiscal year ended October 31, 2024, the revenue from river water quality management increased significantly to $6,864,631 for the fiscal year ended October 31, 2023, as compared to $4,436,214 for the fiscal year ended October 31, 2023, with an increase of 54.74%. This substantial growth is reflective of successful bids and project completions in this segment. However, the projects in this segment for the fiscal year 2024 was mainly based on civil works, such as dredging and stormwater pipe network, with relatively low gross profits. Hence, the costs associated were also substantial, leading to a gross profit margin of 26.06% for the year ended October 31, 2024, as compared to 28.64% in the fiscal year 2023.

Revenue from Product Sales

The revenue from product sales saw a slight decrease of $101,395 or 4.62% for the fiscal year ended October 31, 2025, and the decease of the cost was $135,737 or 9.63%. The increase of sales volume proportion of non-compounded microbial products and agents in the fiscal year 2025 led to a lower overall gross profit. For the fiscal year ended October 31, 2024, the revenue from product sales decreased by 17.20% to $2,192,864 compared to $2,648,445 for the fiscal year ended October 31, 2023. The customers of product sales were basically local enterprises, and our main product was microbial inoculum, which was mostly used in river water quality management projects. Some of our regular customers’ procurement demand dropped off due to the reduction of their river water quality management projects, so there was a slight drop in product sales revenues. The cost of revenue for product sales saw an increase of 15.07% to $1,408,894 for the fiscal year ended October 31, 2024 from $1,224,396 for the fiscal year 2023. The increase in cost of product sales is mainly caused by the upgrading of microbial products and agents.

Consequently, the gross profit for product sales was $818,312 for the fiscal year ended October 31, 2025, increased by 4.38% compared to $783,970 for the fiscal year ended October 31, 2024, and the gross profit for the fiscal year ended October 31, 2024 reduced by 18.02% compared to $1,424,049 for the fiscal year ended October 31, 2023. Gross profit as a percentage of revenue was 39.13%, 35.75% and 53.77% for the fiscal year ended October 31, 2025, 2024 and 2023, respectively.

Other Related Revenues

Other related revenues experienced an increase of 121.22% to $16,700 in the fiscal year ended October 31, 2024 from $7,549 in the fiscal year 2023. This category continued to maintain a gross profit margin of 100%, indicating no associated costs of revenue. Other related revenues experienced an increase of 344.42% to $74,218 for the fiscal year ended October 31, 2025 from $16,700 for the fiscal year ended October 31, 2024. The gross profit margin was 6.46% for the fiscal year ended October 31, 2025.

Overall, despite varied performance across different segments, the fiscal year 2025 and 2024 showed a continuously upward trend in revenue. However, the total gross profit margin declined from 34.04% in the fiscal year 2023 to 27.83% in the fiscal year 2024, and 26.15% in the fiscal year 2025. Our operational efficiency and capacity continued to navigate through challenging conditions, with effective cost control measures aiding in maintaining profitability.

Cost of revenue

Our cost of revenue was $9,562,744, $8,329,880 and $6,231,712 for the fiscal years ended October 31, 2025, 2024 and 2023, respectively. The increase in cost of revenues is a direct result of our increase of revenues.

Gross profit and gross margin

Our gross profit was $3,386,601, $3,212,412 and $3,215,622 for the fiscal year ended October 31, 2025, 2024 and 2023, respectively. Gross profit as a percentage of revenue (gross margin) was 26.15%, 27.83% and 34.04% for the fiscal year ended October 31, 2025, 2024 and 2023, respectively. There is a decrease in gross profit and gross margin mainly due to the revenue mix that higher portion of total revenue was generated from wastewater treatment and river water quality management projects which had lower gross margin compared to the products sold during the current period.

Operating Expenses

Total operating expenses increased by $2,783,708 or 375.43% to $3,525,177 for the fiscal year ended October 31, 2025 as compared to the fiscal year ended October 31, 2024. With the increase in revenues, our selling expense increased $430,229 for the fiscal year ended October 31, 2025 as compared to the fiscal year ended October 31, 2024. The increase in general and administrative expenses of approximately $2,114,183 was mainly attributable to 1) an increase in the provision of credit losses of approximately $0.9 million; 2) an increase in salary and welfare of approximately $0.3 million; and 3) an increase in the consultant and service expenses of approximate $0.9 million. Our research and development expenses increased by $273,137 for the year ended October 31, 2025, as compared to the fiscal year ended October 31, 2024, mainly due to the engagement of external research institutions to assist with our research and development initiatives.

Total operating expenses decreased by $302,230 or 29% to $741,469 for the fiscal year ended October 31, 2024 from $1,043,699 for the fiscal year ended October 31, 2023. Our selling expense decreased $53,639 for the fiscal year ended October 31, 2024 as compared to the fiscal year ended October 31, 2023, mainly due to i) marketing fees decreased as compared to the same period last year as the improvement of our reputation, and ii) the maintenance guarantee expenses for our wastewater treatment service projects and river water quality management projects were classified to costs of revenue from selling expenses. The decrease in general and administrative expenses of approximately $188,972 was mainly attributable to 1) a decrease in the provision of doubtful debts of approximately $0.23 million; 2) a decrease in consultant and service fees of approximately $0.03 million; partially offset by 3) an increase in salary and welfare of approximately $0.09 million, due to the increase of headcount attributable to general and administrative expenses. Our research and development expenses decreased by $93,460 for the fiscal year ended October 31, 2024, as compared to the fiscal year ended October 31, 2023. The principal factor driving the decline in research and development expenses for the year ended October 31, 2024 was the company implemented internal personnel adjustments to reduce in headcount attributable to research and development expenses.

Income tax expenses

Our income tax expenses were $202,900 for the fiscal year ended October 31, 2025, $380,767 for the fiscal year ended October 31, 2024, compared to $316,927 for the fiscal year ended October 31, 2023.

Net income

As a result of the cumulative effect of the factors described above, our net loss for the fiscal years ended October 31, 2025 was $322,202, our net income for the fiscal years ended October 31, 2024 and 2023 were $2,103,357 and $1,859,613, respectively.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For fiscal year ended October 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	$(3,455,557)	$(362,322)	$1,584,246
Net cash used in investing activities	(321,903)	(117,481)	(143,035)
Net cash provided by (used in) financing activities	3,940,851	(466,614)	(2,101,169)
Net change in cash	163,392	(946,417)	(659,958)
Effect of exchange rate changes on cash	2,385	27,990	20,058
Cash at the beginning of period	407,031	1,325,458	1,965,358
Cash at the end of period	572,807	407,031	$1,325,458

As of October 31, 2025, we had cash of $572,807. To date, we have financed our operations primarily through borrowings from our related parties and banks.

As of October 31, 2025, the cash consisted of $79,440 denominated in USD and $493,367 denominated in RMB. As of October 31, 2024, the cash consisted of $85,697 denominated in USD and $321,334 denominated in RMB. As of October 31, 2023, the cash consisted of $12,606 denominated in USD and $1,312,852 denominated in RMB.

Operating Activities

Our net cash used in operating activities was $3,455,557 for the fiscal year ended October 31, 2025, as compared to a net cash used in operating activities of $362,322 for the fiscal year ended October 31, 2024 and a net cash provided by operating activities of $1,584,246 for the fiscal year ended October 31, 2023.

Our net cash used in operating activities for the fiscal year ended October 31, 2025 reflects (i) our net loss of $322,202, (ii) an increase in accounts receivable of $4,471,382, and (iii) an increase in prepaid expenses of $2,060,278, partially offset by (iv) an increase in accounts payable and other payable of $1,305,885 and $1,628,472, respectively, and (v) provision for credit losses of $842,339.

Our net cash provided by operating activities for the fiscal year ended October 31, 2024 reflects (i) our net income of $2,103,357, (ii) an increase in accounts payable of $1,745,087, (iii) an increase in other payables of $1,540,827, (iv) an increase in tax payable of $370,714, partially offset by (v) an increase in accounts receivable and contract assets of $6,769,344 due to the increase of revenue.

Our net cash provided by operating activities for the fiscal year ended October 31, 2023 reflects (i) our net income of $1,859,613, (ii) a decrease in third parties’ prepayment and inventory of $3,402,085 due to recognition of cost of revenue during the fiscal year ended October 31, 2023 by utilizing the work in progress as of October 31, 2022, (iii) an increase in other payables of $1,015,988, partially offset by (iv) a decrease in contract liabilities of $4,591,413 due to the recognition of revenue during the fiscal year ended October 31, 2023 by reversing the contract liabilities, and (v) an increase in accounts receivable of $626,233.

Investing Activities

Net cash used in investing activities was $321,903 for the fiscal year ended October 31, 2025, as compared to a net cash used in investing activities of $117,481 for the fiscal year ended October 31, 2024 and a net cash used in investing activities of $143,035 for the fiscal year ended October 31, 2023.

The net cash provided by investing activities for the fiscal year ended October 31, 2025 was mainly attributable to (i) purchase of property and equipment of $589, and (ii) the repayment from related parties of $39,186, offset by (iii) loan made to third party of $360,500,.

The net cash used in investing activities for the fiscal year ended October 31, 2024 was mainly attributable to (i) purchase of property and equipment of $78,133, and (ii) loan made to related parties of $39,348.

The net cash used in investing activities for the fiscal year ended October 31, 2023 was mainly attributable to (i) purchase of property and equipment of $153,794, and (ii) the repayment from related parties of $10,759.

Financing Activities

Our net cash provided by financing activities was $3,940,851 for the fiscal year ended October 31, 2025, as compared to a net cash used in financing activities of $466,614 for the fiscal year ended October 31, 2024 and a net cash used in financing activities of $2,101,169 for the fiscal year ended October 31, 2023. The net cash used in financing activities for the fiscal years ended October 31, 2025, 2024 and 2023 were mainly due to bank loans, car loan, proceeds from related parties, repayment to related parties, and net proceeds from offering.

Contractual Obligation

The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations, as of October 31, 2025, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Operating Lease Obligations	$112,408	$56,204	$56,204	$—	$—
Finance Lease Obligations	—	—	—	—	—

Comparison of Results of Operations For the Six Months Ended April 30, 2026 and 2025

The following table sets forth key components of our results of operations during the six months ended April 30, 2026 and 2025, both in U.S. dollars and as a percentage of our revenue.

	For the Six Months Ended April 30,
	2026		2025
	Amount	% of revenue	Amount	% of revenue
Revenue
Wastewater treatment revenue	$9,186,083	49.43	$493,123	8.97
River water quality management revenue	4,297,181	23.12	4,728,449	85.99
Product sales revenue	1,344,830	7.24	277,081	5.04
Training Services	3,502,890	18.85	—	—
Others	254,541	1.36	—	—
Total revenue	18,585,525	100.00	5,498,653	100.00

Cost of revenue
Wastewater treatment revenue	(7,220,924)	(38.85)	(401,310)	(7.30)
River water quality management revenue	(3,288,424)	(17.69)	(3,424,737)	(62.28)
Product sales revenue	(1,004,579)	(5.41)	(161,511)	(2.94)
Training Services	(872,309)	(4.69)	—	—
Total cost of revenue	(12,386,236)	(66.64)	(3,987,558)	(72.52)
Gross profit	6,199,289	33.36	1,511,095	27.48
Selling expenses	(3,076,861)	(16.56)	(223,821)	(4.07)
General and administrative expenses	(3,809,799)	(20.50)	(1,740,278)	(31.65)
Research and development expenses	(188,381)	(1.01)	(12,784)	(0.23)
Net loss from operations	(875,752)	(4.71)	(465,788)	(8.47)
Total other income, net	7,622	0.04	16,375	0.30
Net loss before income taxes	(868,130)	(4.67)	(449,413)	(8.17)
Income tax expenses	(205,963)	(1.11)	(29,752)	(0.54)
Net loss	$(1,074,093)	(5.78)	$(479,165)	(8.71)

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the six months ended April 30,		Changes
	2026	2025	Amount	%
Wastewater treatment revenue
Revenue	$9,186,084	$493,123	$8,692,961	1762.84%
Cost of revenue	7,220,924	401,310	6,819,614	1699.34%
Gross profit	$1,965,160	$91,813	$1,873,347	2040.39%
Gross profit margin	21.39%	18.62%	2.77%	14.88%

River water quality management revenue
Revenue	$4,297,180	$4,728,449	$(431,269)	(9.12)%
Cost of revenue	3,288,423	3,424,737	(136,314)	(3.98)%
Gross profit	$1,008,757	$1,303,712	$(294,955)	(22.62)%
Gross profit margin	23.47%	27.57%	(4.10)%	(14.87)%

Product sales revenue
Revenue	$1,344,830	$277,081	$1,067,749	385.36%
Cost of revenue	1,004,580	161,511	843,069	521.99%
Gross profit	$340,250	$115,570	$224,680	194.41%
Gross profit margin	25.30%	41.71%	(16.41)%	(39.34)%

Training revenue
Revenue	$3,502,890	$—	$3,502,890	100.00%
Cost of revenue	872,309	—	872,309	100.00%
Gross profit	$2,630,581	$—	$2,630,581	100.00%
Gross profit margin	75.10%	—%	75.10%	100.00%

Other revenue
Revenue	$254,541	$—	$254,541	100.00%
Cost of revenue	—	—	—	—%
Gross profit	$254,541	$—	$254,541	100.00%
Gross profit margin	100.00%	—%	100.00%	100.00%

Total
Revenue	$18,585,525	$5,498,653	$13,086,872	238.00%
Cost of revenue	12,386,236	3,987,558	8,398,678	210.62%
Gross profit	$6,199,289	$1,511,095	$4,688,194	310.25%
Gross profit margin	33.36%	27.48%	5.88%	21.40%

Revenue

Our revenue primarily comes from wastewater treatment projects, river water quality management services, product sales, training and others. Total revenue increased by 238.00% or $13,086,872 to $18,585,525 for the six months ended April 30, 2026 compared with total revenue of $5,498,653 for the six months ended April 30, 2025. Our total revenue for the six months ended April 30, 2026 exceeded our total revenue of $12,949,345 for the entire fiscal year ended October 31, 2025. Revenue growth was primarily attributable to the expansion of existing business lines and the incremental contribution from the newly launched digital health and wellness segment, which mainly includes training services and product sales.

Revenue from Wastewater Treatment Service

For the six months ended April 30, 2026, the revenue from wastewater treatment service increased significantly to $9,186,084, from $493,123 for the six months ended April 30, 2025, with a growth of 1,762.84%. The cost of revenue for wastewater treatment was $7,220,924 for the six months ended April 30, 2026, as compared to $401,310 for the six months ended April 30, 2025, with a growth of 1,699.34%. This substantial growth is reflective of successful bids and project completions in this stream. Consequently, the gross profit margin was 21.39% and 18.62% for the six months ended April 30, 2026 and 2025, respectively.

Revenue from River Water Quality Management

For the six months ended April 30, 2026, the revenue from river water quality management witnessed a minor decrease of $431,269, or 9.12%, as compared to $4,728,449 for the six months ended April 30, 2025. Hence, the costs associated had also decreased, leading to a gross profit margin of 23.47% and 27.57% for the six months ended April 30, 2026 and 2025, respectively.

Revenue from Product Sales

For the six months ended April 30, 2026, the revenue from product sales increased by 385.36% to $1,067,749 compared to $277,081 for the six months ended April 30, 2025. The Company’s main product is microbial inoculum, with customers primarily being local enterprises. In response to intensifying market competition and to enhance attractiveness to target customers, the Company implemented a strategic price reduction on its microbial inoculum products during the period, which significantly improved the products’ cost-effectiveness in the market. This strategy effectively drove a substantial increase in sales revenue; however, the price reduction consequently exerted pressure on product gross margin, resulting in a contraction of profit margins. Additionally, the newly added digital health business line also contributed a portion of product sales revenue during the period. The cost of revenue for product sales saw an increase of 521.99% to $1,004,580 for the six months ended April 30, 2026 from $161,511 for the six months ended April 30, 2025. Consequently, the gross profit as a percentage of revenue was 25.30% and 41.71% for the six months ended April 30, 2026 and 2025, respectively.

Revenue from Training

During the period, the Company strategically expanded into the digital health business segment, with training services emerging as a key new component. This segment contributed revenue of $3,502,890, incurred cost of revenue of $872,309, and delivered gross profit of $2,630,581, achieving a gross margin of 75.1%. With its high-margin profile, this new business line contributed meaningfully to the overall revenue growth and gross margin improvement during the period.

Overall, despite varied performance across different segments, it showed a continuously upward trend in revenue for the six months ended April 30, 2026 compared with the same period in 2025. The total gross profit margin raised from 27.48% for the six months ended April 30, 2025 to 33.36% for the six months ended April 30, 2026.

Cost of revenue

Our cost of revenue was $12,386,236 and $3,987,558 for the six months ended April 30, 2026 and 2025, respectively. The increase in cost of revenues is a direct result of our increase of revenues.

Gross profit and gross margin

Our gross profit was $6,199,289 for the six months ended April 30, 2026, compared with a gross profit of $1,511,095 for the six months ended April 30, 2025. Gross profit as a percentage of revenue (gross margin) was 33.36% for the six months ended April 30, 2026, compared to a gross profit of 27.48% for the six months ended April 30, 2025. The increase in gross profit and gross profit margin was primarily attributable to the improvement in revenue mix. On one hand, the wastewater treatment service segment accounted for a larger share of total revenue during the period; while this segment carries a moderate gross margin, its expanding scale drove down unit costs through economies of scale, thereby enhancing its marginal profit contribution. On the other hand, the Company’s newly launched digital health business line contributed relatively high gross profit, further lifting the overall profitability.

Operating Expenses

Total operating expenses increased by $5,098,158 or 257.89% to $7,075,041 for the six months ended April 30, 2026 from $1,976,883 for the six months ended April 30, 2025.

Our selling expense increased $2,853,040 for the six months ended April 30, 2026 as compared to the six months ended April 30, 2025, mainly due to the increase in marketing fees for the Company’s newly launched digital health business line.

The increase in general and administrative expenses of approximately $2,069,521 was mainly attributable to 1) an increase in consultant and service fees of approximately $1.14 million; 2) an increase in salary and welfare of approximately $0.84 million, due to the implemented internal personnel adjustments; 3) an increase in rental of approximately $0.06 million.

Our research and development expenses increased by $175,597 for the six months ended April 30, 2026, as compared to the same period last year, mainly due to the engagement of external research institutions to assist with our research and development initiatives.

Income tax expenses

Our income tax expenses were $205,963 for the six months ended April 30, 2026, compared to an income tax expenses for the six months ended April 30, 2025, which was $29,752.

Net loss

As a result of the cumulative effect of the factors described above, our net loss for the six months ended April 30, 2026 and 2025 were $1,074,093 and $479,165, respectively.

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For six months ended April 30,
	2026	2025
Net cash used in operating activities	$(5,730,198)	$(1,559,979)
Net cash used in investing activities	(259,445)	(1,945,771)
Net cash provided by (used in) financing activities	7,037,437	3,971,014
Net change in cash	1,047,794	465,264
Effect of exchange rate changes on cash	32,707	(33,880)
Cash at the beginning of period	572,807	407,031
Cash at the end of period	$1,653,308	$838,415

As of April 30, 2026, we had cash of $1,653,308, consisted of $1,506,822 denominated in USD and $146,486 denominated in RMB. As of October 31, 2025, the cash consisted of $79,440 denominated in USD and $493,367 denominated in RMB.

Operating Activities

Our net cash used in operating activities was $5,730,198 for the six months ended April 30, 2026, as compared to net cash used in operating activities of $1,559,979 for the six months ended April 30, 2025.

Our net cash used in operating activities for the six months ended April 30, 2026 reflects (i) our net loss of $1,074,093, adjustments to reconcile net loss to net cash used in operating activities of $896,505, (ii) an increase in accounts receivable of $8,999,285, (iii) an increase in contract assets of $4,119,007, partially offset by (iv) an increase in accounts payable of $4,173,124, (v) an increase in other payables of $1,986,935, and (vi) an increase in contract liabilities of $1,233,224.

Our net cash used in operating activities for the six months ended April 30, 2025 reflects (i) our net loss of $479,165, adjustments to reconcile net loss to net cash used in operating activities of $720,349, (ii) an increase in accounts receivables of $651,784 due to the increase of revenue, (iii) a decrease in accounts payables of $703,567, partially offset by (iv) an increase in other payables of $632,182.

Investing Activities

Net cash used in investing activities was $259,445 for the six months ended April 30, 2026, as compared to net cash used in investing activities of $1,945,771 for the six months ended April 30, 2025.

The net cash used in investing activities for the six months ended April 30, 2026 was mainly attributable to (i) purchase of property and equipment of $16,445, (ii) loan made to third parties of $243,000.

The net cash used in investing activities for the six months ended April 30, 2025 was mainly attributable to (i) purchase of property and equipment of $585, (ii) loan made to third parties of $1,984,087, and (iii) repayment from related parties of $38,901.

Financing Activities

Our net cash provided by financing activities was $7,037,437 for the six months ended April 30, 2026, as compared to the net cash provided by financing activities of $3,971,014 for the six months ended April 30, 2025. The net cash provided by financing activities for the six months ended April 30, 2026 was mainly due to net proceed from offering of $7,037,437. The net cash provided by financing activities for the six months ended April 30, 2025 was mainly due to net proceed from offering of $3,035,285, partially offset by principal payment for obligation under finance leases of $11,695.

Contractual Obligation

The following table summarizes our contractual obligations, which are comprised entirely of operating lease obligations, as of April 30, 2026, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Operating Lease Obligations	$747,508	$302,493	$309,816	$135,200	$-

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

BUSINESS

Overview

Decent Cayman is a holding company that was incorporated under the laws of the Cayman Islands. As a holding company with no material operations of its own, we conduct our operations in China through our subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd., which is our Operating Subsidiary in China.

We specialize in the provision of wastewater treatment by cleansing the industrial wastewater, ecological river restoration and river ecosystem management by enhancing the water quality, as well as microbial products primarily used for pollutant removal and water quality enhancement, through our Operating Subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd. We believe we are among the pioneers in the field of water pollution treatment in China.

Our main services and products include (1) wastewater treatment, (2) river water quality management, and (3) microbial products for water quality enhancement and pollutant cleansing purposes. We focus on research and development (“R&D”) to sharpen our innovation edge. So far, we have entered into a memorandum of understanding for scientific research and development with Yantai University and partnered with other academic institutions. We have an in-house R&D team with members possessing technical expertise in engineering and chemistry as well as a sharp business sense that we believe can accurately capture and meet our customers’ needs. As of the date of this prospectus, we own 15 patents and 9 software copyrights.

We have received a number of industry awards and certifications recognizing our success and achievements in technological innovations and market potential. Below is the highlight of some of our recent and major awards and certifications in respect of our business:

Year	Name of Award/Certification	Issuing Authority
2022	Yantai City Industrial Design Center	Yantai Municipal Bureau of Industry and Information Technology
2022	Yantai New Special Expertise Enterprise	Yantai Municipal Bureau of Industry and Information Technology
2022	High-Tech Enterprise	Shandong Provincial Department of Science and Technology, Shandong Provincial Department of Finance, and Shandong Provincial Taxation Bureau of the State Administration of Taxation

Our Products and Services

Our main services and products include (1) wastewater treatment, (2) river water quality management, and (3) microbial products that are used for water quality enhancement and pollutant removal.

Set forth below are the services and products provided by our Operating Subsidiary:

Wastewater Treatment

Our wastewater treatment services primarily focus on protein-rich wastewater treatment. Our innovative protein-rich wastewater treatment system is designed to address the environmental challenges associated with high-concentration organic waste faced by the agri-food processing industry. This system efficiently extracts and repurposes valuable proteins and polysaccharides from soybean wastewater, a common byproduct of soybean product production. Our process consists of three key steps: (1) extraction through centrifugal separation and temperature regulation, (2) purification and concentration using ultrafiltration, nanofiltration, and reverse osmosis, and (3) followed by sterilization and spray drying to produce edible protein products. Unlike traditional multi-stage biochemical treatments that merely aim to meet discharge standards, our method recovers a substantial amount of soluble proteins and polysaccharides, significantly reducing raw material and water costs for our customers, while ensuring the reusability of our treated water.

River Water Quality Management

Proper ecological river restoration and treatment play a vital role in constructing contemporary eco-cities and promoting sustainable urban development. Contrary to the traditional river restoration methods which consist of physical method (e.g., cleaning the river bottom silt and transfer artificial oxygenation into the river, which temporarily alleviate the pollution but do not address the root cause) and chemical method (referring to the addition of algaecide and flocculant into the river as cleaning agents, which tends to create secondary pollution and cause further damage to the underwater biological environment), we adopt a microbial bacteria remediation technology that uses microbial bacteria to promote the growth of pollutant-decreasing microorganisms, resulting in an increase in the dissolved oxygen concentration in the river and transforming the environment from anaerobic to aerobic. We believe the microbial bacteria remediation technology will increase biodiversity in the long run, raise the level of dissolved oxygen significantly, and eliminate black odor water in rivers.

Microbial Products for Water Quality Enhancement and Pollutant Removal Purposes

We have independently developed a variety of microbial products and agents that can quickly and efficiently improve water quality, remove pollutants, and treat black odor water. Our main products include a chemical oxygen demand (COD) reducing bacteria where COD refers to the amount of oxygen needed to oxidize soluble and particulate organic matter in water); an efficient algae removal bacteria, which can quickly remove algae, improve water transparency, dissipate sedimentary substrate and organic residues from the bottom of waterbodies, and prevent water eutrophication; an ammonia nitrogen decreasing bacteria, which is mainly used to decrease ammonia nitrogen in wastewater by cultivating biological strains that consume pollutants and removing organic ammonia nitrogen and inorganic ammonia nitrogen in water; a river conditioner, which is widely used in the ecological treatment and restoration of lakes and rivers; and a protein-rich wastewater treatment.

Our Growth Strategy

Phase-by-phase Development

Our growth strategy is divided into three main phases as follows:

●	Phase 1: Based on existing technologies and business areas, we continuously develop and innovate technologies and products for wastewater treatment, river water quality management, and microbial products that are used for water quality enhancement and pollutant removal to enhance the company’s position in the relevant markets.

●	Phase 2: After the completion of this offering, we expect to have the financial resources to help us improve the construction process of projects and allow us to invest in the development of new technologies. We will expand the national market for ecological river restoration and water quality management, as well as wastewater treatment services, standardize and industrialize the technology used in our services and products, and set up regional companies or offices throughout the country as needed, or choose to cooperate with local governments, environmental companies, etc. to promote our business.

●	Phase 3: We aspire to become a leading enterprise in the industry, participate in build-operate-transfer (“BOT”), public-private partnership (“PPP”) and other large government projects, and expand steadily.

Expansion to Rural Sewage Treatment

Given that the water treatment equipment market demand is increasing rapidly in rural areas, we are further expanding our business to serve customers in villages and small towns with domestic sewage treatment needs. Customers in rural areas have smaller volume of sewage with water quality that is to be evaluated on a case-by-case basis. We adopt the more basic treatment technology in the sewage treatment in rural areas, and use buried or integrated water treatment equipment.

Competitive Advantages

We believe the following competitive strengths differentiate us from our competitors and contribute to our ongoing success:

All-in-one solutions

We offer a full range of wastewater treatment solutions, including engineering support, installation, and technical advice that are tailored to the customers’ needs. This allows us to reach a broader customer base with diverse wastewater treatment needs.

Innovation of Technology

We have an in-house R&D team with members possessing technical expertise in engineering and chemistry as well as a keen business sense. We believe they are critical in accurately understanding, capturing and meeting our customers’ needs.

Diverse and Loyal Customer Base

We have served a wide range of customers in the private sector spanning industries such as construction, agri-food processing, and automotive manufacturing. Our technology-based services and products enable us to serve a diverse customer base by offering innovative and tailored solutions that cater to specific industries and needs. We believe we have maintained good relationships with our customers by regularly visiting our customers’ sites to provide comprehensive design, installation, and commissioning services for equipment and systems. This hands-on approach ensures that our solutions are seamlessly integrated into their operations, and demonstrates our commitment to customer satisfaction.

Experienced Management Team and Personnel

Led by Dingxin SUN and Haicheng XU, our management team possesses substantial industry experience in business management, cost control, product research and development, investment decisions, and marketing.

Community Healthcare and Elderly Care Services

In March 2026, we launched Suncare (Shanghai) Health Technology Co., Ltd. (“Suncare”), a new wholly-owned subsidiary incorporated under the laws of the People’s Republic of China. Suncare’s AI-powered platform targets China’s “silver economy” (estimated at approximately US$4 trillion), integrating AI health monitoring, chronic disease management, IoT smart care devices, rehabilitation services, and online-to-offline (O2O) community service centers. Following its launch, Suncare recorded approximately US$1 million in gross transaction volume from early pilot programs. In March 2026, Suncare entered into a strategic cooperation agreement with a regional senior care operator to expand its footprint by approximately 70 community service locations across several provinces in eastern and northern China.

Holding Company Structure

Decent Cayman is a holding company with no material operations of its own. We currently conduct our operations primarily through Decent China and Suncare, our indirectly wholly-owned Operating Subsidiaries in China. Investors in our Class A Ordinary Shares will not and may never directly hold equity interests in Decent China or Suncare. We indirectly control and receive the economic benefits of Decent China’s and Suncare’s business operations, if any, through our direct and indirect equity ownership.

Transfers of Cash to and from Our Subsidiaries

Our management monitors the cash position of each entity within our organization regularly and prepares budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to provide adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will enter into an intercompany loan for the subsidiary in accordance with the applicable laws and regulations. Nonetheless, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. Decent Cayman will need to fund its activities by self-financing in the absence of dividends from its subsidiaries.

As of the date of this prospectus, no cash transfer, dividends, or distributions have occurred among the Company and any of its subsidiaries. Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”), by complying with certain procedural requirements. Therefore, Decent China is able to pay dividends in foreign currencies to us without prior approval from the SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit Decent China to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there is no restrictions on Decent Cayman’s ability to pay dividends to its shareholders. See “Risk Factors — Risks Related to Doing Business in the PRC — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 41 of this prospectus and “Risk Factors — Risks Related to Doing Business in the PRC — Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares” on page 41 of this prospectus.

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If any of our PRC Operating Subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Decent Cayman is permitted under the laws of the Cayman Islands to provide funding to Decent HK through loans or capital contributions without restrictions on the amount of the funds. Decent HK is permitted under the respective laws of Hong Kong to provide funding to WFOE through dividend distribution without restrictions on the amount of the funds. There are currently no restrictions on dividends transfers from Hong Kong to the Cayman Islands. Current PRC regulations permit our WFOE to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. The Company is able to transfer cash in US Dollars to its Operating Subsidiary through an investment by increasing the Company’s registered capital in Decent China. The Company’s subsidiaries within China can transfer funds to each other, when necessary, through the way of current lending. The transfer of funds among companies are subject to the Provisions on Private Lending Cases, which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Guantao Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC Operating Subsidiary’s ability to transfer cash between PRC Operating Subsidiary. The Company’s subsidiaries have not transferred any earnings or cash to the Company to date. As of the date of this prospectus, there has not been any assets or cash transfer  between the Company and any of its subsidiaries. As of the date of this prospectus, there has not been any dividends or distributions made to U.S. investors. The Company’s business is primarily conducted through its Operating Subsidiary. The Company is a holding company and its material assets consist solely of the ownership interests held in its Operating Subsidiary. The Company relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, Decent China is restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to the Company as a dividend.

With respect to transferring cash from the Company to its subsidiaries, increasing the Company’s registered capital in a PRC subsidiary requires the filing of the local commerce department, while a shareholder loan requires a filing with the State Administration of Foreign Exchange or its local bureau. Aside from the declaration to the State Administration of Foreign Exchange, there is no restriction or limitations on such cash transfer or earnings distribution.

To transfer cash from Decent HK to WFOE, Decent HK can increase its registered capital in WFOE, which requires a report with the local commerce department, the registration with the local administration for market regulation and registration with a local bank authorized by the SAFE, or through a shareholder loan, which requires a registration with the SAFE or its local bureau. Aside from the aforesaid declaration to the relevant authorities, there is no restriction or limitations on such cash transfer.

To make loans to Decent HK, WFOE or Decent China, according to Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9 promulgated by the People’s Bank of China, the total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit shall be calculated as capital or assets (for enterprises, net assets shall apply) multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter. The macro-prudential regulation parameter is currently 1, which may be adjusted by the People’s Bank of China and the SAFE in the future, and the cross-border financing leverage ratio is 2 for enterprises. Therefore, the upper limit of the loans that a PRC company can borrow from foreign companies shall be calculated at 2 times the borrower’s net assets. When WFOE and Decent China jointly apply for borrowing foreign debt, the upper limit of borrowing shall be 2 times the net assets in the consolidated financial statement, and Decent China shall make a commitment to refrain from borrowing foreign debt in their own respective names.

Decent Cayman may rely on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary to pay dividends to its shareholders. If Decent Cayman’s subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to Decent Cayman.

As a result of PRC laws and regulations that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, WFOE is restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to Decent HK as a dividend. With respect to the payment of dividends, we note the following:

1. PRC regulations currently permit the payment of dividends only out of accumulated profits, as determined in accordance with accounting standards and PRC regulations (an in-depth description of the PRC regulations is set forth below);

2. WFOE is required to set aside, at a minimum, 10% of their net income after taxes, based on PRC accounting standards, each year as statutory general reserves until the cumulative amount of such reserves reaches 50% of their registered capital;

3. Such reserves may not be distributed as cash dividends;

4. WFOE may, upon a decision made by the shareholder, draw a discretionary common reserve from the after-tax profits. It may allocate a portion of its after-tax profits to fund its welfare and bonus funds; except in the event of a liquidation, these funds may not be distributed to shareholders. The Company does not participate in a such welfare fund; and

5. The incurrence of debt, specifically the instruments governing such debt, may restrict a subsidiary’s ability to pay stockholder dividends or make other cash distributions.

Dividend Policy

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business after the Company’s initial public offering. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant. As of the date of this prospectus, we have not paid any dividends or distributions to our shareholders.

Legal Proceedings

On July 23, 2026, a securities class action complaint (the “Action”) was filed in the Supreme Court of the State of New York, County of New York, naming as defendants more than 30 publicly traded companies in the U.S., including the Company, more than 10 broker-dealer firms in the U.S. and certain other named individuals. The summons and complaint were served on the process agent of the Company on August 11, 2026. The Company is currently reviewing the merits of such Action. The Action is at an early stage and the Company is unable to predict such contingency or estimate any likely outcome at this time.

PRC Administrative and Procedural Requirements on Overseas Listing

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Based on the foregoing, our PRC counsel is of the view that we are required to complete the filing procedures with the CSRC in connection with the offering and listing. There is no assurance that we can complete such filing in a timely manner or even at all. Any failure by us to comply with such filing requirements may result in orders to rectify, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement for our IPO, which was closed on January 23, 2025. The result of our completion of record filing was also posted on the CSRC website on the same day. We plan to submit the CSRC filing in connection with this offering within three business days after the closing of this offering. As of the date of this prospectus, except for the filing and reporting with the CSRC for this offering, the Company believes it is not required to obtain permission or approval from any other PRC state or local government and has not received any denial to offer securities in the U.S. As of the date of this prospectus, we believe, except for the Overseas Listing Trial Measures, no other relevant laws or regulations in the PRC explicitly require us to seek approval or permissions from any other PRC governmental authorities for our offering and continued listing on the Nasdaq, nor has our company, any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our continued listing on the Nasdaq from any other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. The PRC government may take actions to exert more oversight and control over offerings by PRC-based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless.

Our PRC legal counsel, Guantao Law Firm, has advised us based on their understanding of the current PRC law, rules, and regulations, given that: (i) our PRC subsidiary was incorporated by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to the M&A Rules. As of the date of this prospectus, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for the IPO that was completed, nor has our company or any of our subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, the interpretation and implementation of the rules in the context of an overseas offering are still evolving. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. The PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. If it is determined that additional approvals or permissions from relevant PRC authorities are required for the IPO that was completed or any follow-on offerings, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek approval or permission for the IPO that was completed or follow-on offerings.

For more detailed information, see “Risk Factors — Risks Related to Doing Business in the PRC — The filing, approval or other administration requirements of the China Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.” on page 33 of this prospectus.

REGULATIONS

Permissions Required from the PRC Authorities

As of the date of this prospectus, Decent China, the WFOE, Suncare and Decent HK   have obtained all necessary permissions and approvals to operate their respective business, including registration of incorporation, business licenses, permits for opening bank account, labor and employment recordation, social insurance registration, Internet Content Provider registration record and such other permissions and approval as required by the PRC regulatory authorities. However, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits in connection with our business operations pursuant to evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals on a timely basis or at all. Failing to do so could result in a material change in our operations, and the value of our Class A ordinary shares could depreciate significantly or become worthless.

Recently, however, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law” (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies. These Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-concept overseas-listed companies and the demand for cybersecurity and data privacy protection.

The Cybersecurity Review Measures, which became effective on February 15, 2022, provide that, in addition to CIIOs that intend to purchase Internet products and services, online platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further require that online platform operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Regulations on Network Data Security Protection (Draft for Comments) (the “Security Administration Draft”), for public comments, which reiterated that data processors that process personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. In addition, on September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which became effective on January 1, 2025. According to the Regulations on Network Data Security Management, where it is necessary to provide important data generated or collected by a network data processor during its operation within the territory of the People’s Republic of China to overseas parties, such provision shall pass the security assessment for data cross-border transmission organized by the state cyberspace administration. In addition, data processors that process important data shall conduct risk assessment of their network data handling activities on an annual basis and submit risk assessment reports to the competent authorities at or above the provincial level, which shall in turn promptly notify the cyberspace administration and the public security organ at the same level.

Based on the description regarding our business operations and our marketplace, and as advised by our PRC counsel, Guantao Law Firm, neither we or the Operating Subsidiary is required to go through a cybersecurity review with the CAC for this offering pursuant to the Cybersecurity Review Measures, given that: (i) the data we handle in our business operations, either by its nature or in scale, do not normally trigger significant concerns over PRC national security and (ii) we have not processed, and do not anticipate to process in the foreseeable future, personal information of more than one million persons. No relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC for our overseas listing plan except for the filing with the CSRC for this offering. Therefore, we believe the impact of the CAC’s increasing oversight over data security on our business is immaterial as of the date of this prospectus. However, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory authorities may adopt new laws, regulations, rules, or detailed implementation and interpretation in relation, or in addition to the Cybersecurity Review Measures. While we intend to closely monitor the evolving laws and regulations in this area and take all reasonable measures to mitigate compliance risks, we cannot guarantee that our business and operations will not be adversely affected by the potential impact of the Cybersecurity Review Measures or other laws and regulations related to privacy, data protection and information security. If our Operating Subsidiary will be subject to cybersecurity review and network data security review in the future, it may be required to suspend its operations or experience other disruptions to its operations. Cybersecurity review and network data security review could materially and adversely affect our business, financial conditions, and results of operations, which could cause the value of our securities to significantly decline or in extreme cases, become worthless.

Furthermore, as of the date of this prospectus, as advised by our PRC counsel, Guantao law firm, we and our PRC subsidiaries (1) are not required to obtain permissions from any PRC authorities to issue our securities to foreign investors; (2) are not subject to permission requirements from the CSRC, the CAC, or any other PRC governmental agencies; and (3) have not received or were denial such permission by any PRC authorities. Given the current PRC regulatory environment, it is uncertain when and whether we or our subsidiaries will be required to obtain permission from the PRC government to list on the U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC, CAC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital market activities. If we and our subsidiaries (1) do not receive or maintain such permissions or approvals, should the approval is required in the future by the PRC government, (2) inadvertently conclude that such permissions or approvals are not required, or (3) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, our operations and financial conditions could be materially adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. On February 7, 2024, we received notification from the CSRC confirming that we have completed the record filing requirement for our IPO. The result of our completion of record filing was also posted on the CSRC website on the same day. We plan to submit the CSRC filing in connection with this offering within three business days after the closing of this offering.

Given the current PRC regulatory environment, it is uncertain whether we will be required to obtain additional approvals or permissions from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals in the future, then the value of our Class A ordinary shares may depreciate significantly or become worthless.

As of the date of this prospectus, we and our PRC subsidiaries have not received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The SCNPC or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S.

If we do not receive or maintain the approval, or permission, or inadvertently conclude that such approval or permission is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval or permission in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in the PRC — We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” on page 45 of this prospectus.

Recent Cybersecurity and Anti-Monopoly Regulatory Development in PRC

On November 7, 2016, the SCNPC issued the Cybersecurity Law of the PRC, or Cybersecurity Law, which became effective on June 1, 2017.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which became effective on September 1, 2021. The Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), the National Development and Reform Commission (the “NDRC”), the Ministry of Industry and Information Technology (the “MIIT”), the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, the Ministry of Commerce, the People’s Bank of China (the “PBOC”), the State Administration of Radio and Television (the “SAMR”), the China Securities Regulatory Commission (the “CSRC”), the State Secrecy Administration and the State Cryptography Administration jointly promulgated the Cybersecurity Review Measures which became effective on February 15, 2022. To ensure the supply chain security of critical information infrastructure, safeguard network security and data security, and maintain national security, the Cybersecurity Review Measures stipulates that where any of the following conditions are met, a network security review shall be conducted: (i) a critical information infrastructure operator (the “CIIO”) purchases network products or services, which affects or may affect national security; (ii) online platform operators carry out data processing activities, which affect or may affect national security; (iii) to list abroad, an online platform operator who possesses the personal information of more than 1 million users. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled, or maliciously used by foreign governments and the risk of network data security after going public overseas.

On July 7, 2022, the CAC promulgated the Security Assessment Measures for Outbound Data Transfers (the “Assessment Measures”) which came into effect on 1 September 2022. The Assessment Measures is enacted in accordance with the Cybersecurity Law, the Data Security Law, the Personal Information Protection Law, and other laws and regulations to regulate outbound data transfers, protect personal information rights and interests, safeguard national security and social and public interests, and promote the security and free flow of data across borders. The Assessment Measures applies to the security assessment of the data processor who provides critical data and personal information overseas that are collected and generated in the operation of the PRC.

In addition, on September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management, which became effective on January 1, 2025. According to the Regulations on Network Data Security Management, where it is necessary to provide important data generated or collected by a network data processor during its operation within the territory of the People’s Republic of China to overseas parties, such provision shall pass the security assessment for data cross-border transmission organized by the state cyberspace administration. In addition, data processors that process important data shall conduct risk assessment of their network data handling activities on an annual basis and submit risk assessment reports to the competent authorities at or above the provincial level, which shall in turn promptly notify the cyberspace administration and the public security organ at the same level.

Our PRC legal counsel, Guantao Law Firm, has advised us based on their understanding of the current PRC law, rules, and regulations that we are not expected to be subject to the cybersecurity review by the CAC for this offering, given that: (i) using our products and services does not require customers to provide any personal information, and thus, we do not collect any personal information from customers; (ii) we do not possess any personal information of customers in our business operations; and (iii) the data we handle in our business operations, either by its nature or in scale, do not normally trigger significant concerns over PRC national security and thus may not be classified as core or important data by the authorities. Neither the CAC nor any other PRC regulatory agency or administration has contacted the Company or its subsidiaries in connection with our PRC Operating Subsidiary’s operations. The Company is currently not required to obtain regulatory approval or permission from the CAC nor any other PRC authorities for the PRC Operating Subsidiary’s data security and cybersecurity practices in its operations. However, there remains uncertainty as to how the Measures for Cybersecurity Review (2021) will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Measures for Cybersecurity Review (2021). We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and there is no assurance that we can fully or timely comply with such laws. In the event that the applicable laws, regulations, or interpretations change such that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we can complete the registration process in a timely manner, or at all. Given such uncertainty, we may be further required to suspend our relevant business, shut down our website, or face other penalties, which could materially and adversely affect our business, financial condition, results of operations and the value of our Class A ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

For more detailed information, see “Risk Factors — Risks Related to Doing Business in the PRC — We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” on page 45 of this prospectus.

In addition, since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (was recently amended on June 24, 2022, and became effective on August 1, 2022), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this prospectus, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor its PRC subsidiaries engage in monopolistic behaviors that are subject to these statements or regulatory actions.

The Anti-Monopoly Law of the People’s Republic of China, which took effect in 2008 and was amended on June 24, 2022, which amendment became effective August 1, 2022 (the “Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. Under the Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the State Council’s anti-monopoly law enforcement authority, in advance of any transaction where the parties’ revenue in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. As of the date of this prospectus, we have not been involved in any investigations on anti-monopoly initiated by the related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

For more detailed information, see “Risk Factors — Risks Related to Doing Business in the PRC — Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our Class A ordinary shares to investors and cause the value of our Class A ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 36 of this prospectus.

Holding Foreign Companies Accountable Act (“HFCAA”)

Our Class A ordinary shares may be delisted under the HFCAA if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the legislation entitled the Consolidated Appropriations Act was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA. The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate (Commission-Identified Issuers) and require Commission-Identified Issuers identified by the SEC to submit documentation and make disclosures required under the HFCAA. In addition, the final amendments also establish procedures the SEC will follow in (i) determining whether a registrant is a “Commission-Identified Issuer” and (ii) prohibiting the trading on U.S. securities exchanges and in the over-the-counter market of securities of a “Commission-Identified Issuer” under the HFCAA. The final amendments are effective on January 10, 2022. The SEC will begin to identify and list Commission-Identified Issuers on its website shortly after registrants begin filing their annual reports for 2021. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: mainland China or Hong Kong, a Special Administrative Region of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

Our former auditor, WWC, P.C. (“WWC”), is an independent registered public accounting firm that is headquartered in San Mateo, California. WWC has been inspected by the PCAOB on a regular basis, with the last inspection completed in November 2024. Our current auditor, YCM CPA INC. (“YCM”), is an independent registered public accounting firm that is headquartered in Irvine, California. YCM has been inspected by the PCAOB on a regular basis, with the last inspection completed in September 2024. As of the date of the prospectus, both WWC and YCM are not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. Both WWC and YCM are subjected to the laws and regulations of the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. They are not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of China. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firm headquartered in China and Hong Kong. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. The PCAOB Board vacated its previous 2021 Determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our former auditor, WWC, is an independent registered public accounting firm that is headquartered in San Mateo, California. WWC has been inspected by the PCAOB on a regular basis, with the last inspection completed in November 2024. Our current auditor, YCM CPA INC. (“YCM”), is an independent registered public accounting firm that is headquartered in Irvine, California. YCM has been inspected by the PCAOB on a regular basis, with the last inspection completed in September 2024. As of the date of the prospectus, both WWC and YCM are not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. Both WWC and YCM are subjected to the laws and regulations of the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our Class A ordinary shares may be delisted under the HFCAA if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCAA and requires the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A ordinary shares may be prohibited from trading or delisted. The HFCAA, the Accelerating Holding Foreign Companies Accountable Act, which amends the HFCAA, together with recent joint statement by the SEC and PCAOB, the PCAOB’s determinations, and the Nasdaq rule changes all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments add uncertainties to our offering.

Our management team monitors the cash position of each entity within our organization regularly and prepare budgets on a monthly basis to ensure each entity has the necessary funds to fulfil its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our Board of Directors, we will enter into an intercompany loan for the subsidiaries in accordance with the applicable PRC laws and regulations. However, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. As of the date of the prospectus, no cash transfer, dividends, or distributions have occurred among the Company and any of its subsidiaries. See “Risk Factors — Risks Related to Doing Business in the PRC — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 41 of this prospectus.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (the “SAFE”), by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC subsidiaries to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on Decent Cayman’s ability to pay dividends to its shareholders. See “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries” on page 6, “Risk Factors — Risks Related to Doing Business in the PRC — To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 41 and “Risk Factors — Risks Related to Doing Business in the PRC — Our Company is a holding company and will rely on dividends paid by our PRC Operating Subsidiary for our cash needs. Any limitation on the ability of our PRC Operating Subsidiary to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A ordinary shares” on page 41 of this prospectus.

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for working capital and cash needs. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Decent Cayman is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of Hong Kong to provide funding to Decent Cayman through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividend transfers from Hong Kong to the Cayman Islands. Current PRC regulations permit Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”) to pay dividends to the Company only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. The transfer of funds among companies are subject to the Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases (2020 Revision, the “Provisions on Private Lending Cases”), which was implemented on January 1, 2021 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Guantao Law Firm, the Provisions on Private Lending Cases does not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction that could limit our PRC subsidiaries’ ability to transfer cash between PRC subsidiaries. As of the date of this prospectus, neither the Company nor its subsidiaries have made transfers, dividends, or distributions to investors and no investors have made transfers, dividends, or distributions to the Company or its subsidiaries. As of the date of this prospectus, no dividends, distributions or transfers have been made between Decent Cayman and any of its subsidiaries. We do not expect to pay any cash dividends in the foreseeable future. Also, as of the date of this prospectus, no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations on our ability to transfer cash between subsidiaries. For more details, see “Prospectus Summary — Transfers of Cash to and from Our Subsidiaries,” on page 6 of this prospectus.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company” on page 16 for additional information.

We are, and will continue to be, a “controlled company” within the meaning of the Nasdaq listing rules, due to the fact that our controlling shareholder, Decent Limited, a British Virgin Islands company controlled by Mr. Dingxin SUN, our founder and Chairman of the Board of Directors, beneficially owns approximately 19.87% of our issued and outstanding Class A ordinary shares and 100% of our issued and outstanding Class B ordinary shares, representing 90.5% of the voting power. He will continue to beneficially own more than 50.0% of the voting power of our issued and outstanding ordinary shares following the offering. As a “controlled company,” as defined under the Nasdaq listing rules, we are permitted to elect to rely on certain exemptions from corporate governance rules. Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions. For more details, see “Prospectus Summary — Implications of Being a Controlled Company” on page 17 of this prospectus.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to U.S. domestic public companies. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold equity securities. See “Prospectus Summary — Implications of Being a Foreign Private Issuer” on page 16 of this prospectus and “Risk Factors — Risks Related to Our Class A ordinary shares— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” and “Risk Factors — Risks Related to Our Class A ordinary shares and this Offering — As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing rules.”

MANAGEMENT

Directors and Executive Officers	Age	Position/Title
Dingxin SUN	63	Chairman of the Board, Director
Dingyan SUN	60	Director
Haicheng XU	45	Chief Executive Officer
Francis ZHANG	45	Chief Financial Officer
Tao FENG (1)(2)(3)	57	Independent Director, Chairman of the Nominating and Corporate Governance Committee
Zijian TONG (1)(2)(3)	47	Independent Director, Chairman of the Compensation Committee
Chun Yu Leeds CHOW (1)(2)(3)	37	Independent Director, Chairman of the Audit Committee

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

Dingxin SUN, Chairman of the Board and Director

Mr. Dingxin SUN is the founder, Chairman of the Board and director of the Company. He has accumulated substantial experience in entrepreneurship in the past two decades, during which he founded multiple companies in Shandong, including Yantai Dingxin Environmental Limited, Yantai Sunshine Gymnastic Limited, Yantai Tongqu Wanxiang Cultural Entertainment Limited. Mr. Sun also worked at Sinopec Yantai branch and served as the general manager of the office, where he was responsible for the retail business of more than 200 gas stations under Sinopec. While at Sinopec Yantai branch, he carried out extensive reform of the business model and compensation model of the Yantai branch and successfully boosted the revenue of gas stations. Mr. Sun holds a college degree in Economic Commerce from Ludong University (formerly known as Yantai Normal University).

Dingyan SUN, Director

Ms. Dingyan SUN is the director of our company. Ms. SUN has 19 years of experience in accounting. Currently, she is serving as the director and cashier of Decent China, where she is responsible for handling and managing the day-to-day cash flow of the company, including tasks such as cash withdrawals, payments, deposits, and maintaining cash ledgers. Previously from December 2020 to November 2021, she served as the manager of Yantai Development Zone Xingshun Petroleum Co., Ltd. where she was responsible for the overall management of the company’s daily operations, including but not limited to gasoline and diesel fuel retailing, bulk customer delivery and financial accounting. From November 2004 to November 2020, she worked as the accountant of Yantai Development Zone Xingshun Petroleum Co., Ltd and was mainly responsible for the day-to-day operations of the gas station, including accounting documents, account statements, oil settlement, expense review and reimbursement, and other financial duties. Ms. Dingyan SUN is the sister of Mr. Dingxin SUN.

Haicheng XU, Chief Executive Officer

Mr. Haicheng XU is the Chief Executive Officer of our Company. Since 2012, Mr. XU has been working for Decent China as the general manager, responsible for all business docking, market development and sales. He is responsible for expanding the business scope and managing ongoing projects, selecting suppliers and implementing safety control. Prior to joining Decent China, Haicheng XU has held managerial positions at Yantai Huaqiao Hotel, Bohai Ferry Group Co., Ltd. and Yantai Dingxin Cargo Limited from 2000 to 2011, where he acquired industrial knowledge and substantial management experience. Mr. XU holds a vocational secondary school degree in hotel management from Yantai Fushan Technical School.

Francis ZHANG, Chief Financial Officer

Mr. ZHANG has been our Chief Financial Officer since September 2024. Mr. ZHANG was the Chief Financial Officer and Director of Jiuzi Holdings Inc (Nasdaq: JZXN) from August 2020 to August 2024. Prior to joining Jiuzi Holdings, Inc., from February 2019 to July 2020, he served as the Executive Director of Shanghai Qianzhe Consulting Co., Ltd, where he was mainly responsible for overseas M&A projects, and follow-on investments and management of newly formed financial holding groups. From June 2013 to January 2019, he served as the Deputy General Manager of Tebon Innovation Capital Co., Ltd, where he was responsible for business development and asset management. From May 2012 to May 2013, he was the Senior Manager of the Investment Department at Sanhua Holding Group, during which he was in charge of overseas M&A projects, new financial investments, and post-investment management. From May 2010 to May 2012, Mr. ZHANG was the Investment & Asset Management Supervisor at China Calxon Group Co., Ltd.’s Capital Management Centre. He handled private placement of newly listed companies, took charge of other capital market financing access, and reviewed and appraised operating investment projects. From August 2006 to May 2010, he served as the Assistant Manager of the Investment Banking Department of KPMG Advisory (China) Limited, where he engaged in several auditing and financial advisory projects, which included public-listed companies and IPO projects. Mr. ZHANG earned a MBA degree from the University of Birmingham in 2005, a Master of Science in Finance with honors from Leeds Metropolitan University in 2004, and a Bachelor’s Degree in Economy from Zhejiang University of Technology in 2003.

Tao FENG, Independent Director and Chairman of the Nominating and Corporate Governance Committee

Mr. Tao FENG is our independent Director and the chairman of the nominating and corporate governance committee and a member of the audit committee and compensation committee. Mr. FENG is currently serving as a Senior Partner of Capital Equity Legal Group. Mr. FENG is an accomplished legal professional with extensive experience in enterprise investment and financing, corporate mergers and acquisitions, non-performing asset management, real estate, finance, insurance, and intellectual property. Mr. FENG is particularly noted for his legal services to Chinese companies looking to list on the Nasdaq. His portfolio includes providing legal services to listed companies such as Alibaba Group Holding Limited (NYSE: BABA), ZK International Group Co., Ltd. (Nasdaq: ZKIN), and Metalpha Technology Holding Ltd (Nasdaq: MATH), among others. Mr. FENG holds several prestigious positions, reflecting his deep involvement in legal and business circles. He is a member of the China National Democratic Construction Association and serves as a mediator at the China Council for the Promotion of International Trade Hangzhou Mediation Center. His is an arbitrator at the Hangzhou Arbitration Commission. In addition to his roles in mediation and arbitration, Mr. FENG is Vice Chairman of the CNDCA Entrepreneur Association of Hangzhou District and an Expert Member of the United Front Expert Commission for Xihu District of Hangzhou. His leadership extends internationally as he serves as Director of the Capital Equity Legal Group (CELG) in their New York office and as a Director for the Zhejiang Investment and M&A Association (ZIMAA) Office in the U.S.A. He also contributes to the ZIMAA Legal Committee as a member. He obtained a Bachelor of Law from Ningbo University, a Master of Economic Law from Zhejiang University, and a Master of Economics from Zhejiang University.

Zijian TONG, Independent Director and Chairman of the Compensation Committee

Mr. Zijian TONG is our independent Director and the chairman of the compensation committee and a member of the audit committee and nominating and corporate governance committee. Zijian TONG is an experienced finance and investment professional with a strong background in capital markets, business consulting, and private equity. With over two decades of experience across China and New Zealand, Mr. TONG has developed expertise in areas such as investment strategy, financial planning, and corporate governance. Mr. TONG is the founder and director of Embrace Future International Limited, a capital market and business consulting firm specializing in helping companies transition from private to public status and provides advisory services for mergers and acquisitions (M&A), strategic investments, reverse takeovers, de-SPAC transactions, investor relations, and recapitalizations. Previously, Mr. TONG served as a Partner at CNZF Management Co. Ltd. in Auckland, New Zealand, where he focused on fintech, agritech, and real estate investments. Previously, Mr. TONG also held key roles in several companies, including as Investor Relations Director & Board Secretary at China Talent Group, Vice President of Finance at Rodobo International Inc., and Vice President at China Hand Fund I, LLC. Mr. TONG holds an MBA in Banking and Insurance from the Institut Des Hautes Etudes Economiques et Commerciales (INSEEC) in Bordeaux, France, and a Bachelor’s Degree in Economics from Dalian Maritime University. He is also a Fellow Chartered Management Accountant (FCMA) and Chartered Global Management Accountant (CGMA), recognized by AICPA-CIMA in the United Kingdom.

Chun Yu Leeds CHOW, Independent Director and Chairman of the Audit Committee

Mr. Leeds CHOW is our independent Director and the chairman of the audit committee and a member of the compensation committee and nominating and corporate governance committee. Mr. CHOW is an accomplished financial executive with extensive experience in financial management, investment analysis, and corporate governance. He currently serves as the Chief Financial Officer at ABVC BioPharma, Inc. (“ABVC”), where he played a pivotal role in preparing financial forecasts that facilitated the company’s successful listing on the Nasdaq stock market. In his role, he manages various financial functions including budgeting, financial planning, and investment management, with a focus on ensuring the company’s compliance with regulatory requirements and optimizing its financial performance. Prior to joining ABVC, Mr. CHOW held senior positions at MCL Financial Group Limited, where he managed deal screening and project management in the F&B sector, at Opus Capital Limited, where he was instrumental in preparing companies for IPOs and advising on private fundraising, and at Albeck Financial Services where he developed a strong foundation in audit, financial analysis, and internal controls. Leeds holds a Bachelor of Arts in Business Economics with an Accounting Emphasis from the University of California, Santa Barbara, and an Associate of Arts in Business Economics from Santa Monica College. He is also a licensed estate agent and has earned a Certificate in Legal Studies from Hong Kong University School of Professional and Continuing Education.

Family Relationships

Other than what has been disclosed above, none of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Compensation

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations and rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment. Specifically, each executive officer has agreed not to engage in business that is similar or identical to the Company’s business, or to provide assistance for any individual or organization who is involved in similar or identical business with the Company.

Compensation of Directors and Executive Officers

For the fiscal year ended October 31, 2025, we paid an aggregate of RMB1,773,471 (US$249,192), which is the total amount of base salary plus bonus, in cash to our executive officers and directors. For the fiscal year ended October 31, 2024, we paid an aggregate of RMB408,480 (approximately US$56,847), which is the total amount of base salary plus bonus, in cash to our executive officers and directors. For the fiscal year ended October 31, 2023, we paid an aggregate of RMB273,760 (US$40,000), which is the total amount of base salary plus bonus, in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. The PRC Operating Subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Clawback Policy adopted by the Board

On September 6, 2024, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

Board Practices

Board of Directors

Our board of directors consists of five directors, a majority of whom are independent as such term is defined by the Nasdaq Capital Market.

Committees of the board of directors

We have established three committees under the Board of Directors: an audit committee, a compensation committee and a nominating and corporate governance committee, and have adopted a charter for each of the three committees. Copies of our committee charters are posted on our corporate investor relations website. Each committee’s members and functions are described below.

Audit Committee.

Our audit committee consists of Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW and is chaired by Mr. Chun Yu Leeds CHOW. Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Chun Yu Leeds Chow qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

Compensation Committee.

Our compensation committee consists of Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW and is chaired by Mr. Zijian TONG. Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW each satisfies the “independence” requirements of Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board;

●	reviewing the compensation of our non-employee directors and making recommendations to the board with respect to it; and

●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.

Our nominating and corporate governance committee consists of Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW and is chaired by Mr. Tao FENG. Mr. Tao FENG, Mr. Zijian TONG, and Mr. Chun Yu Leeds CHOW each satisfies the “independence” requirements of Section Rule 5605 of the Corporate Governance Rules of Nasdaq Stock Market. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

As a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) a duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) a duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) a duty to exercise powers fairly as between different classes of shareholders; (v) a duty to exercise independent judgment; and (vi) a duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. In fulfilling their duty of care to our company, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time. Our company may have the right to seek damages if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and, for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such transfer in our register of members.

Terms of Directors and Officers

Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the majority resolution of the directors appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if (a) he absents himself (without being represented by an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office; (b) he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; (c) he is found to be or becomes of unsound mind; or (d) all the other directors (being not less than two in number) resolve that he should be removed as a director.

Our officers are appointed by and serve at the discretion of the board of directors and may be removed by our board of directors.

Employees

As of the date of this prospectus, we have 16 full-time employees. The numbers of employees in each department of the Company are as follows:

Department	Number of Employees
Chairman’s Office	1
General Office	6
Finance	4
Research & Development	3
Marketing Department	2
Total	16

All of our employees are employed in China. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe that we have maintained good working relationships with our employees. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We pay social insurance for some of our employees, covering all five types of social insurance, including pension, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance. We believe that we are in material compliance with the relevant PRC employment laws.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A ordinary shares and Class B ordinary shares as of the date of this prospectus, for

●	each of our directors and executive officers who beneficially owns our Class A ordinary shares and Class B ordinary shares; and

●	each person known to us to own beneficially more than 5% of our Class A ordinary shares and Class B ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on (i) 1,615,128 Class A ordinary shares and 600,000 Class B ordinary shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part and (ii) ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus.

As of the date of this prospectus, we had zero shareholders of record in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Name of Beneficial Owner	Class A Ordinary Shares prior to this Offering	Percentage Ownership of Class A Ordinary Shares prior to this Offering(6)	Percentage Ownership of Class A Ordinary Shares immediately following the closing of this Offering(5)(6)		Class B Ordinary Shares prior to this Offering	Percentage Ownership of Class B Ordinary Shares prior to this Offering(5)(6)	Percentage Ownership of Class B Ordinary Shares immediately following the closing of this Offering(5)(6)	Percentage of Total Voting Power prior to this Offering(5)	Percentage of Total Voting Power immediately following the closing of this Offering(5)(6)
Director and Executive Officer(1):
Dingxin SUN(2)	321,040	19.87%		%	600,000	100%	100%	90.50%
Dingyan SUN(3)(4)	76,080	4.71%		%	—	—	%	0.55%
Haicheng XU	—	—	—		—	—	%	—
Francis ZHANG	—	—	—		—	—	%	—
Tao FENG	—	—	—		—	—	%	—
Zijian TONG	—	—	—		—	—	%	—
Chun Yu Leeds CHOW	—	—	—		—	—	%	—
Director and executive officer as a group	397,120	24.58%			600,000	100%	100%	91.05%
5% or Greater Shareholders:
Decent Limited(2)	321,040	19.87%			600,000	100%		97.10%

(1)	The business address for our directors and executive officers is at 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People’s Republic of China 264003. The registered office address for Decent Cayman is at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.
(2)	Mr. Dingxin SUN beneficially owns 321,040 Class A ordinary shares and 600,000 Class B ordinary shares held by Decent Limited, a company incorporated under the laws of the British Virgin Islands and is controlled by Mr. Sun. The registered office address of Decent Limited is at Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(3)	Ms. Dingyan SUN is deemed to beneficially own 76,080 Class A ordinary shares through Decent Ecolo Limited, a British Virgin Islands company holding 76,080 Class A ordinary shares of our ordinary shares. Ms. SUN has the sole voting and dispositive power of all the shares held by Decent Ecolo Limited. Decent Ecolo Limited is a company incorporated under the laws of the British Virgin Islands. The registered office address of Decent Ecolo Limited is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(4)	The Ordinary Shares of Decent Ecolo Limited are owned in the following proportions by the following individuals: 29.47% (Dingyan SUN), 27.61% (Haicheng XU), 26.50% (Shaohui JIA), and 16.42% (Lianlian WANG). Mr. Haicheng XU is the chief executive officer of the Company and Ms. SUN is the director of the Company. None of the other shareholders of Decent Ecolo Limited has held or is currently holding a management position at Decent Holding Inc. However, pursuant to the organizational documents of Decent Ecolo Limited, Dingyan SUN has sole voting and dispositive power over all of the Ordinary Shares held by Decent Ecolo Limited. Haicheng XU, Shaohui JIA, and Lianlian WANG disclaim beneficial ownership of the Ordinary Shares held by Decent Ecolo Limited except to the extent of their pecuniary interests therein.
(5)	Assuming no exercise of the [--] warrants under the Units sold in this offering.
(6)	Based on (i) 1,615,128 Class A ordinary shares and 600,000 Class B ordinary shares issued and outstanding as of the date of this prospectus.

Related Party Transactions

Other Transactions with Related Parties

The table below sets forth the major related parties and their relationships with the Company as of October 31, 2025, 2024, and 2023:

Balance and transactions with related parties

	October 31, 2025	October 31, 2024	October 31, 2023
Due from related parties
Dingxin SUN(1)	490	40,154	514
Totals	$490	$40,154	$514

Due to related parties
Dingxin SUN(1)	-	-	25,012
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	-	63,222	81,777
Totals	$-	$63,222	$106,789

Transactions with related parties

Name of Related Party	Nature	October 31, 2025	October 31, 2024	October 31, 2023
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	Office rental(13)	-	55,668	53,678

Nature of relationships with related parties

(1)	Mr. Dingxin SUN is serving as the Chairman of the Board and director of the Company and our Operating Subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd.

(2)	Shandong Dingxin Energy Saving Technology Group Co. Ltd. is a company directly controlled by Dingxin SUN, Chairman of the Board and director of the Company.

Loan guarantee provided by related parties and loans from and to related parties

In connection with the Company’s short-term and long-term loans from the PRC banks, the Company’s controlling shareholder and director and other shareholder, as well as the related party owned by the Company’s controlling shareholder and director, jointly signed guarantee agreements by pledging their own properties with the banks to secure the bank loans. The total amount of loans guaranteed by the related parties as of October 31, 2025, 2024 and 2023 was $[—], $nil, and $ nil, respectively.

On April 21, 2022, Shandong Dingxin Microecosystem Technology Co., Ltd. (former name of Decent China) entered into a loan agreement with the Yantai Rural Commercial Bank Co. Ltd. to obtain a loan of RMB9,990,000 for a term from April 21, 2022 to April 17, 2023 with an annual interest rate of 4.35%. As of the date of this prospectus, it has fully repaid the total outstanding balance upon maturity on November 9, 2022.

As of the date of this prospectus, the Company had no outstanding balance of loans guaranteed by the Company’s certain shareholders.

Proceeds from related parties*

	FY2025					FY2024		FY2023
Name of Related Party	Borrowing		Repayment			Borrowing	Repayment	Borrowing	Repayment
Dingxin SUN(1)	$	[—]	$	[—]	)	$-	$(25,468)	$132,084	$(133,924)
Youquan ZHU(2)(3)		-		-		-	-	-	(78,609)
Totals	$	[—]	$	[—]	)	$-	$(25,468)	$132,084	$(133,924)

Loans made to related parties*

	FY2024			FY2023		FY2022
Name of Related Party	Lending		Repayment	Lending	Repayment	Lending	Repayment
Dingxin SUN(1)		[—]	-	39.348	-	-)	-
Yantai Development Zone Xingshun Petroleum Co. Ltd.(4)		[—]	-	-	-	-)	10,759
Totals	$	[—]	$-	$39.348	$-	$-)	$10,759

*	Proceed from and loan made to related parties above represented the Group’s interest-free loans.

(1)	Dingxin SUN is serving as the Chairman of the Board and director of the Company and our Operating Subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd.

(2)	Mr. Youquan ZHU directly controls one of our shareholders, Junrong International Limited. Mr. Zhu is also the legal representative and actual controller of Junrong Capital Holding (Shandong) Group Co. Ltd.

(3)	Junrong Capital Holding (Shandong) Group Co. Ltd. is a company of which Youquan ZHU is the legal representative and actual controller. Mr. ZHU also directly controls one of our shareholders, Junrong International Limited.

(4)	Yantai Development Zone Xingshun Petroleum Co. Ltd. is a company directly controlled by Dingxin SUN, Chairman of the Board and director of the Company.

As of October 31, 2025, 2024, and 2023, the balance of loans due from/(to) our related parties were loan advances between the Company and related parties under the Company’s normal course of business. All of which were interest-free and repayable upon demand. As of October 31, 2025, the amount due to related parties amounted to nil. As of October 31, 2024, the amount due to related parties amounted to RMB449,937.15(US$ 63,222). As of the date of this prospectus, the balance of loan due to our related parties has been fully settled.

SHARES ELIGIBLE FOR FUTURE SALE

Rule 144

In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months, would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date such securities were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Ordinary Shares then outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately shares immediately after this Offering; or

●	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

TAXATION

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares and Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Decent Cayman is not a PRC resident enterprise for PRC tax purposes. Decent Cayman is not controlled by a PRC enterprise or PRC enterprise and we do not believe that Decent Cayman meets all of the conditions above. Decent Cayman is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and the interpretation of the term “de facto management body” is still evolving. There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that Decent Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ordinary shares. In addition, non-resident enterprise shareholders (including the ordinary shareholders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ordinary shareholders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether non-PRC shareholders of Decent Cayman would in practice be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that Decent Cayman is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, Decent Cayman, is not deemed to be a PRC resident enterprise, holders of the ordinary shares and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ordinary shares. However, under Bulletin 7 and Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owns such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. However, sales of shares and ordinary shares by investors through a public stock exchange where such shares or ordinary shares are acquired on a public stock exchange are currently exempt from these indirect transfer rules under Bulletin 7 and Bulletin 37. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under Bulletin 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Bulletin 7 and Bulletin 37, or to establish that we should not be taxed under these circulars.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ordinary shares by a U.S. Holder (as defined below) that acquires the ordinary shares in the IPO and holds the ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	holders who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons holding their ordinary shares in connection with a trade or business conducted outside the United States;

●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ordinary that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ordinary shares.

For U.S. federal income tax purposes, a U.S. Holder of ordinary shares will generally be treated as the beneficial owner of the underlying shares represented by the ordinary shares. The remainder of this discussion assumes that a U.S. Holder of the ordinary shares will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ordinary shares will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are generally categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

After the restructuring that was completed in March 2022, Decent China is now an indirect subsidiary of the Company. Based upon our current and projected income and assets, including the proceeds from the IPO, and projections as to the value of our assets (which are based on the expected market price of the ordinary shares immediately following the IPO), we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ordinary shares may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ordinary shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of the IPO. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming a PFIC may substantially increase. Because the application of the relevant rules is still evolving, and our PFIC status is an annual factual determination, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any year during which a U.S. Holder holds the ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we will not be or become a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the Class A Ordinary Shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A Ordinary Shares, in the case of Class A Ordinary Shares. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income”; provided that certain conditions are satisfied, including that (1) the Class A Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period and other requirements are met. We intend to list the Class A Ordinary Shares on the Nasdaq Capital Market. Provided that this listing is approved, we believe that the Class A Ordinary Shares will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the Class A Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. Because the Class A Ordinary Shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to Class A Ordinary Shares that are not represented by Class A Ordinary Shares will be treated as qualified dividends. Non-corporate U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Class A Ordinary Shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information-10.E. Taxation - People’s Republic of China Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A Ordinary Shares, regardless of whether such shares are represented by the Class A Ordinary Shares, and regardless of whether the Class A Ordinary Shares are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph, provided that certain holding period and other requirements are met and that we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year.

For U.S. foreign tax credit purposes, dividends paid on the Class A Ordinary Shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the Class A Ordinary Shares (see “Item 10. Additional Information-10.E. Taxation - People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class. AOrdinary Shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which may limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and PRC tax were to be imposed on any gain from the disposition of the Class A Ordinary Shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the Class A Ordinary Shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Class A Ordinary Shares, and any of our subsidiaries is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the Class A Ordinary Shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the Class A Ordinary Shares and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. We anticipate that the Class A Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the Class A Ordinary Shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the Class A Ordinary Shares if we are or become a PFIC.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions;

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States;

●	Cayman Islands companies may not have standing to initiate a shareholder derivative action in the federal courts of the United States.

Our amended and restated memorandum and articles of association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

CORPORATE HISTORY AND STRUCTURE

Corporate History

Decent Cayman is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, Decent Cayman conducts its operations in China through its indirectly wholly-owned PRC Operating Subsidiaries, Decent China and Suncare.

Decent Cayman was incorporated on January 6, 2022. It is a holding company and is not actively engaged in any business as of the date of this prospectus. Under the Fourth Amended and Restated Memorandum and Articles of Association (adopted by special resolution passed and effective on July 14, 2026), Decent Cayman’s authorized capital consists of US$2,500,000, divided into 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares of a par value of US$0.0025 each. Decent Cayman’s registered office is at Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

Decent HK was incorporated on February 24, 2022, under the laws of Hong Kong. Decent HK is a Hong Kong limited company and a wholly owned subsidiary of Decent Cayman. Decent HK is a holding company and does not have any operations.

WFOE was incorporated on September 30, 2022, under the laws of the People’s Republic of China. WFOE is a limited liability company, and a wholly-owned subsidiary of Decent HK. WFOE is a holding company and does not have any operations.

Decent China was incorporated on September 5, 2011, under the laws of the People’s Republic of China. Decent China is a limited liability company and a wholly-owned subsidiary of the WFOE.

Suncare (Shanghai) Health Technology Co., Ltd. (“Suncare”), incorporated on December 24, 2025, is a limited liability company incorporated under the laws of the People’s Republic of China and a wholly-owned subsidiary of Decent HK.

We do not have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in China.

Initial Public Offering

On January 23, 2025, we completed our initial public offering (“IPO”) on the Nasdaq Capital Market, issuing an aggregate of 1,250,000 Ordinary Shares, par value $0.0001 per share, at a price of $4.00 per share. In addition, on January 21, 2025, we entered into an underwriting agreement with Craft Capital Management LLC, who acted as the representative of the underwriters, pursuant to which the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 ordinary shares to cover the over-allotments option, if any. The initial public offering closed on January 23, 2025, with gross proceeds totaling US$5 million, before deducting underwriting discounts and offering expenses. The ordinary shares commenced trading on the Nasdaq Capital Market on January 22, 2025, under the ticker symbol “DXST.”

Dual-class Structure

On May 9, 2025, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving all of the proposals considered at the meeting. As a result, (i) all 16,250,000 ordinary shares issued and outstanding were reclassified into Class A ordinary shares with a par value of US$0.0001 each, each having one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis; (ii) 5,000,000 ordinary shares issued and outstanding were reclassified into 5,000,000 Class B ordinary shares with a par value of US$0.0001 each, each having twenty (20) votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis; and (iii) the remaining 483,750,000 authorized but unissued ordinary shares were redesignated into Class A ordinary shares on a one for one basis. Concurrently, the shareholders approved for the Company to redesignate, reclassify and repurchase 8,026,000 Class A ordinary shares and 5,000,000 Class B ordinary shares registered in the name of Decent Limited.

Reverse Share Split

On February 23, 2026, the Company’s shareholders approved, and on February 25, 2026 the Board of Directors confirmed, a reverse share split at a ratio of one-for-twenty-five (1-for-25). The reverse share split became effective on March 16, 2026. As a result of the reverse share split, the par value per ordinary share was increased from US$0.0001 to US$0.0025, the total number of authorized ordinary shares was reduced from 500,000,000 to 20,000,000, and every twenty-five (25) outstanding Class A Ordinary Share and every twenty-five (25) outstanding Class B Ordinary Share was consolidated into one share. Following the reverse share split, the Company had approximately 1,615,103 Class A Ordinary Shares and 200,000 Class B Ordinary Shares outstanding. The Company’s new CUSIP number is G2748R205. The reverse share split was undertaken primarily to meet the Nasdaq minimum bid price requirement for continued listing on the Nasdaq Capital Market.

Increase in Authorized Share Capital

On July 14, 2026, at an extraordinary general meeting, the Company’s shareholders approved an increase of the Company’s authorized share capital from US$50,000, divided into 19,800,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares of a par value of US$0.0025 each, to US$2,500,000, divided into 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares of a par value of US$0.0025 each, through the creation of an additional 880,200,000 Class A Ordinary Shares and an additional 99,800,000 Class B Ordinary Shares. In connection with the increase, the shareholders also approved the adoption of the Fourth Amended and Restated Memorandum and Articles of Association of the Company, which amended the authorized share capital description to reflect the increase and became effective on the same date.

Corporate Structure

The following diagram illustrates the corporate structure of the Company as of the date of this prospectus:

DESCRIPTION OF OUR SECURITIES

The following description is a summary of the material terms of our share capital as set forth in our Fourth Amended and Restated Memorandum and Articles of Association, which became effective on July 14, 2026, and of the applicable provisions of the Companies Act (As Revised) of the Cayman Islands. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of our Fourth Amended and Restated Memorandum and Articles of Association, a copy of which is filed as Exhibit 3.1 to the registration statement of which this prospectus forms a part.

General

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, the Companies Act (Revised) of the Cayman Islands (which we refer to as the Companies Act below) and the common law of the Cayman Islands. A Cayman Islands exempted company with limited liability:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Our authorized share capital is US$2,500,000, divided into 1,000,000,000 shares of a par value of US$0.0025 each, comprising (i) 900,000,000 Class A Ordinary Shares of a par value of US$0.0025 each and (ii) 100,000,000 Class B Ordinary Shares of a par value of US$0.0025 each. As of the date of this prospectus, there were 1,615,128 Class A Ordinary Shares and 600,000 Class B Ordinary Shares issued and outstanding.

As of the date of this prospectus, 1,615,128 Class A ordinary shares and 600,000 Class B ordinary shares were issued and outstanding.

Dual-Class Ordinary Shares

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares, which are identical in all respects except for voting rights and conversion rights, as described below.

Voting Rights

●	Class A ordinary shares: Each Class A ordinary share is entitled to one (1) vote on all matters subject to shareholder vote.

●	Class B ordinary shares: Each Class B ordinary share is entitled to twenty (20) votes on all matters subject to shareholder vote.

Holders of Class A and Class B ordinary shares vote together as a single class on all matters submitted to a vote of the shareholders, except as required by applicable law or the Fourth Amended and Restated Memorandum and Articles of Association.

Conversion Rights

Class B ordinary shares are convertible at any time at the option of the holder into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Class B ordinary shares will automatically convert into Class A ordinary shares upon:

●	any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not an Affiliate of such holder; or

●	a change of control of the ultimate beneficial ownership of any Class B Ordinary Shares to any person or entity who is not an Affiliate of the registered holder of such Class B Ordinary Shares.

Dividend Rights

Subject to the provisions of the Cayman Islands Companies Act and the Articles, the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose.

Holders of Class A and Class B ordinary shares are entitled to receive dividends if, as and when declared by our directors out of legally available funds. Any dividend declared will be distributed on a pro rata basis among all holders of Class A and Class B ordinary shares based on the number of shares held, without regard to class.

Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

No dividend shall bear interest as against the Company.

DESCRIPTION OF SECURITIES WE ARE OFFERING

Units

We are offering in a best-efforts offering the Units at the assumed initial public offering price of $[--] per Unit. Each Unit consists of one Class A Ordinary Share (or a Pre-Funded Warrant in lieu thereof) and [--] Warrant to purchase up to [--] Class A Ordinary Shares. The Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class A Ordinary Shares or the Pre-Funded Warrants in lieu thereof can each be purchased in this offering only with the accompanying Warrants as part of the Units, but the component parts of the Units will be immediately separable and issued separately in this Offering.

Class A Ordinary Shares

The material terms and provisions of our Class A Ordinary Shares are described under the caption “Description of Our Securities” in this prospectus.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants offered hereby is not complete and is subject to, and qualified in its entirety by the form of Pre-Funded Warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part.

Duration and Exercise Price. Each Pre-Funded Warrant will have an exercise price of $0.0025 per Class A Ordinary Share. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until the Pre-Funded Warrants are exercised in full.

Exercisability. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Class A Ordinary Shares purchased upon such exercise.

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-Funded Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Class A Ordinary Shares outstanding immediately after giving effect to the exercise.

Transferability. Subject to applicable laws, the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

No Listing. There is no established public trading market for the Pre-Funded Warrants and we do not expect a market to develop. We do not intend to apply for listing of the Pre-Funded Warrants on any securities exchange or other nationally recognized trading system.

Rights as a Shareholder. Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of our Class A Ordinary Shares, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of our Class A Ordinary Shares, including any voting rights, until the holder exercises the Pre-Funded Warrant.

Warrants

The following summary of certain terms and provisions of the Warrants offered hereby is not complete and is subject to, and qualified in its entirety by the form of Warrant, which is filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of Warrant.

Duration and Exercise Price. The Warrants offered hereby will have an exercise price of $[--] per Class A Ordinary Share (based on an assumed public offering price of $[--] per Unit). The Warrants will be immediately exercisable upon issuance and will be exercisable for up to two years from the date of issuance. The exercise price and number of shares issuable upon exercise are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Class A Ordinary Shares and the exercise price. The Warrants will be issued in certificated form only.

Exercisability. The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Warrants to the extent that the holder would own more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Class A Ordinary Shares immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase or decrease the beneficial ownership limitation, provided that the beneficial ownership limitation in no event exceeds 9.99% of the number of Class A Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. Purchasers in this offering may also elect prior to the issuance of Warrants to have the initial exercise limitation set at 9.99% of our outstanding Class A Ordinary Shares.

Exercise Price. The exercise price for the Warrants initially will be $[--] per Class A Ordinary Share (based on an assumed public offering price of $[--] per Unit). Because each Warrant is exercisable for up to one and a half Class A Ordinary Shares, the aggregate exercise price per Warrant is $[--]. The exercise price is subject to appropriate adjustment in the event of certain Class A Ordinary Share dividends and distributions, Class A Ordinary Share splits, Class A Ordinary Share combinations, reclassifications or similar events affecting our Class A Ordinary Shares and also upon any distributions of assets, including cash, stock or other property to our shareholders.

In addition, with limited exceptions, if at any time while the Warrants are outstanding, we issue any Class A Ordinary Shares or securities entitling any person or entity to acquire Class A Ordinary Shares (upon conversion, exercise or otherwise), at an effective price per share less than the exercise price of the Warrants (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”), then the exercise price of the Warrants shall be reduced to equal the Base Share Price.

If at any time on or after the date of issuance there occurs any share split, share dividend, share combination recapitalization or other similar transaction involving our Class A Ordinary Shares and the lowest daily volume weighted average price of the shares for the [●] lowest trading days during the [●] trading days ending on the [●] trading day after such event is less than the exercise price then in effect, then the exercise price shall be reduced to the lowest daily volume weighted average price during such period. However, in no event shall the exercise price be reduced below $[●] pursuant to this provision.

Cashless Exercise. If at the time of exercise of the Warrants there is no effective registration statement registering, or the prospectus contained therein is not available for the resale of the shares issuable upon exercise of the Warrants, then the Warrants will only be exercisable on a “cashless exercise” basis under which the holder will receive upon such exercise a net number of shares or determined according to a formula set forth in the Warrants. Notwithstanding the foregoing, the holder shall not be entitled to a cashless exercise if the Company has filed its annual report on Form 20-F on or before February 28 of the subsequent fiscal year and the registration statement is not effective solely due to the SEC’s review of the amended registration statement incorporating the Form 20-F information.

Transferability. Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.

No Listing. There is no established public trading market for the Warrants and we do not expect a market to develop. In addition, we do not intend to apply for listing of the Warrants on any securities exchange or trading system. Without an active market, the liquidity of the Warrants will be limited.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our Class A Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Class A Ordinary Shares, or any person or group becoming the beneficial owner of more than 50% of the voting power represented by our outstanding Class A Ordinary Shares, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Warrants.

Rights as a Shareholder. Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of our Class A Ordinary Shares, the holder of a Warrant does not have the rights or privileges of a holder of our Class A Ordinary Shares, including any voting rights, until the holder exercises the Warrant.

PLAN OF DISTRIBUTION

Pursuant to a placement agency agreement, dated [●], 2026 (the “Placement Agency Agreement”), we have engaged FT Global Capital, Inc. to act as our exclusive placement agent in connection with this offering. The placement agent is not purchasing or selling any of our securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of such securities, other than to use their “reasonable best efforts,” to arrange for the sale of such securities by us. The terms of this offering are subject to market conditions and negotiations between us, the placement agent, and prospective investors. The Placement Agency Agreement does not give rise to any commitment by the placement agent to purchase any of our securities, and the placement agent will have no authority to bind us by virtue of the Placement Agency Agreement. Further, the placement agent does not guarantee that it will be able to raise new capital in any prospective offering. The placement agent may engage sub-agents or selected dealers to assist with this offering.

We will enter into a securities purchase agreement (the “Securities Purchase Agreement”) directly with each investor in connection with this offering and we may not sell the entire amount, or any amount, of securities offered pursuant to this prospectus. The form of the Securities Purchase Agreement is included as an exhibit to the registration statement of which this prospectus forms a part. We have agreed to indemnify the investors against certain losses resulting from our breach of any of our representations, warranties, or covenants under agreements with the purchasers as well as under certain other circumstances described in the Securities Purchase Agreement.

We will deliver to the investors the securities comprising the Units upon closing and receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We intend to complete one closing of this offering, but may undertake one or more additional closings for the sale of additional securities to the investors in the initial closing. We expect to hold an initial closing on [●], 2026, but the offering will be terminated by [●], 2026, provided that the closing(s) of the offering for all of the securities have not occurred by such termination date, which date may be extended by written agreement of the Company and the placement agent. Any extensions or material changes to the terms of the offering will be contained in an amendment to this prospectus. We expect delivery of the securities offered pursuant to this prospectus against payment in U.S. dollars will be made on or about [●], 2026.

Placement Agent Fees and Expenses

Upon the closing of this offering, we will pay the Placement Agent a cash transaction fee equal to 7.5% of the aggregate gross cash proceeds to us from the sale of the securities in the offering. We have also agreed to reimburse the Placement Agent for its non-accountable expenses up to $30,000 and its legal expenses related to the offering of up to $50,000 in connection with its engagement as placement agent.

The following table shows the public offering price, Placement Agent fees and proceeds, before expenses, to us.

	Per Unit Consisting of One Class A Ordinary Share and One Warrant		Per Unit Consisting of One Pre-Funded Warrant and One Warrant	Total
Public offering price	$	[*]		[*]
Placement agent fees	$	[*]		[*]
Proceeds, before expenses, to us	$	[*]		[*]

We estimate that the total expenses of the offering payable by us, excluding placement agent fees, will be approximately $[*].

The last reported sale price of our Class A ordinary shares on [*], 2026 was $[*] per share. The actual public offering price of the securities will be determined between us, the Placement Agent and the investors in the offering, and may be at a discount to the current market price of our ordinary shares. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price. There is no established public trading market for the Warrants, and we do not expect such a market to develop. In addition, we do not intend to apply for a listing of the Warrants on any national securities exchange or other nationally recognized trading system.

Right of First Refusal

We have agreed that, if this offering is completed during the term of the Engagement Agreement, the Placement Agent will have a right of first refusal for a period of three (3) months from the expiration of the term of the Engagement Agreement to act as lead and book running manager, or at a minimum as co-lead manager and co-book runner and/or co-lead placement agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings during such three-month period of the Company. The right of first refusal shall be subject to FINRA Rule 5110(g), including that it may be terminated by the Company for cause, which shall be a breach by the Placement Agent of the Engagement Agreement or a material failure by the Placement Agent to provide the services as contemplated by the Engagement Agreement. The Company’s exercise of the right of termination for cause will eliminate any obligations with respect to the right of first refusal.

Tail Financing

Subject to certain exceptions, the Placement Agent shall be entitled to a cash fee equal to seven and one-half percent (7.5%) of the gross proceeds received by the Company from any financing or capital-raising transaction with any investor identified on a list of investors contacted by the Placement Agent on the Company's behalf during the term of the Engagement Agreement, consummated at any time within the twelve (12) month period after the expiration or termination of the Placement Agent's engagement (a "Tail Financing"). The right to receive a fee in connection with the Tail Financing shall be subject to FINRA Rule 5110(g)(5), and the Company shall have a right of termination for cause, which includes that the Company may terminate the Placement Agent's engagement upon the Placement Agent's material failure to provide the services required by the Engagement Agreement or the Placement Agency Agreement. The Company's exercise of the right of termination for cause will eliminate any obligations with respect to the payment of any termination fee or provision of any tail financing fee, including the Tail Financing described above.

Lock-Up

We, on behalf of the Company and any successor entity, have agreed, during the period of engagement of the Placement Agent and for a period of sixty (60) days from the closing of this offering, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (ii) file or caused to be filed any registration statement with the Commission relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company; (iii) complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank, or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company.

Our officers, directors and 5% shareholders have agreed, subject to certain exceptions, to enter into lock-up agreements with the Placement Agent with respect to any shares of capital stock of the Company that they beneficially own.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and reimburse the Placement Agent for all out-of-pocket fees and expenses that may be required to make for these liabilities.

Regulation M

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the resale of the securities sold by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. As an underwriter, each Placement Agent would be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent acting as principal.

Under these rules and regulations, the Placement Agent (i) may not engage in any stabilization activity in connection with our securities and (ii) may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available on the websites maintained by the Placement Agent, if any, participating in this offering and the Placement Agent participating in this offering may distribute prospectuses electronically. The Placement Agent may agree to allocate a number of shares for sale to its online brokerage account holders. Internet distributions will be allocated by the Placement Agent that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Placement Agent in their capacity as Placement Agent, and should not be relied upon by investors.

Other Relationships

The Placement Agent and its affiliates may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

Offering Price Determination

The actual offering price of the securities we are offering, and the exercise price of the Warrants that we are offering, were negotiated between us, the Placement Agent and the investors in the offering based on the trading of our Class A ordinary shares prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering, as well as the exercise price of the Warrants that we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is Transhare Corporation, with its offices located at Bayside Center 1, 17755 North US Highway 19, Suite #140, Clearwater, FL 33764.

Listing

Our Class A ordinary shares are listed on the Nasdaq Capital Market under the trading symbol “DXST.”

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the Units or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Class A ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other material or advertisements in connection with the Class A ordinary shares be distributed or published in or from any country or jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than placement agent fees, will be as follows:

Expenses	Amount
SEC registration fee*	$
FINRA filing fee*
Transfer agent fee*
Printing and engraving expenses*
Legal fees and expenses*
Accounting fees and expenses*
Miscellaneous costs*
Total	$
____________

*	To be furnished by amendment.

All amounts shown are estimates except the SEC registration fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

We are being represented by Ortoli Rosenstadt LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares offered hereby and certain other legal matters will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Guantao Law Firm. Ortoli Rosenstadt LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Guantao Law Firm with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Decent Holding Inc. as of and for the fiscal year ended October 31, 2025 included in this prospectus have been audited by YCM CPA INC., an independent registered public accounting firm, as set forth in their report appearing elsewhere herein. The consolidated financial statements of Decent Holding Inc. as of and for the fiscal years ended October 31, 2024 and October 31, 2023 included in this prospectus have been audited by WWC, P.C., an independent registered public accounting firm, as set forth in their report appearing elsewhere herein. Such consolidated financial statements are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing. The office of YCM CPA INC. is located at 4482 Barranca Pkwy, Suite 239, Irvine, California 92604. The office of WWC, P.C. is located at 2010 Pioneer Court, San Mateo, CA 94403.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the securities offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the securities offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We are required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, file periodic reports and other information with the SEC. These periodic reports and other information are available at the SEC’s website, www.sec.gov. We also maintain a website at www.dxshengtai.com. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing to us at 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province People’s Republic of China 264003, or call us at +86 0535-5247776. We also maintain a website at www.dxshengtai.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

MATERIAL CHANGES

Except as otherwise disclosed in this prospectus, there have been no material changes in our financial position since April 30, 2026, the date of our most recent unaudited interim financial statements included in this prospectus.

DECENT HOLDING INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED October 31, 2025, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Decent Holding Inc.

Opinion on the Consolidated Financial Statements

We have audited the consolidated balance sheet of Decent Holding Inc. and its subsidiaries (collectively, the “Company”) as of October 31, 2025 and the related consolidated statements of operation and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended October 31, 2025 and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2025.

PCAOB ID 6781
Irvine, California
March 2, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Decent Holding Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Decent Holding Inc. and its subsidiaries (collectively the “Company”) as of October 31, 2024 and 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years in the three-year period ended October 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows in each of the years in the three-year period ended October 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.
WWC, P.C.
Certified Public Accountants
PCAOB ID: 1171

We have served as the Company’s auditor since 2022.

San Mateo, California

March 7, 2025

DECENT HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars, except for share and per share data)

	As of October 31, 2025	As of October 31, 2024
ASSETS
CURRENT ASSETS
Cash	$572,807	$407,031
Accounts receivable, net	12,382,623	8,702,303
Prepayment, net	—	7,699
Prepaid expenses, current	1,963,359	—
Other receivables	5,073	11,410
Contract assets	1,158,370	603,979
Due from related parties	490	40,154
Inventories	128	134
Interest receivable	10,500	—
Total current assets	16,093,350	9,772,710
NON-CURRENT ASSETS
Deferred offering costs	19,884	967,793
Prepaid expenses, non-current	105,000	—
Loan receivable	350,000	—
Operating lease assets, net	154,556	67,934
Finance lease assets, net	—	43,520
Property and equipment, net	201,539	242,185
Intangible assets, net	5,738	6,088
Deferred tax asset	248,908	136,799
Total non-current assets	1,085,625	1,464,319
TOTAL ASSETS	$17,178,975	$11,237,029

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$3,175,565	$1,851,723
Advance from Customers	246	—
Due to related parties	—	63,222
Payroll payable	15,009	23,401
Tax payables	1,138,911	821,010
Other payables	5,005,375	3,353,963
Finance lease liabilities – current	—	21,893
Operating lease liabilities – current	52,217	6,382
Estimated warranty liabilities	9,650	64,576
Total current liabilities	9,396,973	6,206,170
NON-CURRENT LIABILITIES
Operating lease liabilities – non-current	54,331	13,550
Total non-current liabilities	54,331	13,550
TOTAL LIABILITIES	9,451,304	6,219,720

SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 495,000,000 shares authorized, 11,250,000 and 10,000,000 shares issued and outstanding as of October 31, 2025 and 2024, respectively)	1,125	1,000
Class B Ordinary shares (US$0.0001 par value, 5,000,000 shares authorized, 5,000,000 shares issued and outstanding as of October 31, 2025 and 2024, respectively)	500	500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	4,222,882	1,210,094
Statutory reserve	512,732	402,621
Retained earnings	3,118,706	3,551,019
Accumulated other comprehensive loss	(126,774)	(146,425)
Total shareholders’ equity	7,727,671	5,017,309
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$17,178,975	$11,237,029

The accompanying notes are an integral part of these consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE (LOSS) INCOME
(Stated in US dollars, except for share and per share data)

	For The Years Ended October 31,
	2025	2024	2023
REVENUE
Wastewater treatment revenue	$4,163,965	$2,468,097	$2,355,126
River water quality management revenue	6,619,693	6,864,631	4,436,214
Product sales revenue	2,091,469	2,192,864	2,648,445
Others	74,218	16,700	7,549
TOTAL REVENUE	12,949,345	11,542,292	9,447,334

COST OF REVENUE
Wastewater treatment revenue	3,341,944	1,845,434	1,841,604
River water quality management revenue	4,878,220	5,075,552	3,165,712
Product sales revenue	1,273,157	1,408,894	1,224,396
Others	69,423	—	—
TOTAL COST OF REVENUE	9,562,744	8,329,880	6,231,712
GROSS PROFIT	3,386,601	3,212,412	3,215,622

OPERATING EXPENSES
Selling expenses	446,718	16,489	70,128
General and administrative expenses	2,776,341	662,158	851,130
Research and development expenses	302,118	28,981	122,441
Impairment loss	—	33,841	—
Total operating expenses, net	3,525,177	741,469	1,043,699

NET (LOSS) PROFIT FROM OPERATIONS	(138,576)	2,470,943	2,171,923

OTHER INCOME (EXPENSES)
Interest income	14,616	12,343	5,420
Interest expense	—	—	(6,017)
Other income	4,658	851	5,214
Other expense	—	(13)	—
Total other income	19,274	13,181	4,617

NET (LOSS) INCOME BEFORE TAXES	(119,302)	2,484,124	2,176,540

Income tax expenses	202,900	380,767	316,927

NET (LOSS) INCOME	(322,202)	2,103,357	1,859,613

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	19,651	99,298	(67,065)

COMPREHENSIVE (LOSS) INCOME	$(302,551)	$2,202,655	$1,792,548

Weighted average shares outstanding during the year – basic and diluted	16,250,000	15,000,000	15,000,000
(Loss) Earnings per Ordinary Share – basic and diluted	$(0.02)	$0.14	$0.12

The accompanying notes are an integral part of these consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Stated in US dollars, except for share and per share data)

	Ordinary Shares					Additional		Retained earnings	Accumulated other
	Class A		Class B		Subscription	paid-in	Statutory	(Accumulated	comprehensive
	Shares	Par value	Shares	Par value	receivable	capital	reserve	deficits)	income (loss)	Total
BALANCE, October 31, 2022	10,000,000	$1,000	5,000,000	$500	(1,500)	1,210,094	—	(9,330)	(178,658)	1,022,106

Net income	—	—	—	—	—	—	—	1,859,613	—	1,859,613
Statutory reserve	—	—	—	—	—	—	188,144	(188,144)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(67,065)	(67,065)
BALANCE, October 31, 2023	10,000,000	$1,000	5,000,000	$500	(1,500)	1,210,094	188,144	1,662,139	(245,723)	2,814,654

Net income	—	—	—	—	—	—	—	2,103,357	—	2,103,357
Statutory reserve	—	—	—	—	—	—	214,477	(214,477)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	99,298	99,298
BALANCE, October 31, 2024	10,000,000	$1,000	5,000,000	$500	(1,500)	1,210,094	402,621	3,551,019	(146,425)	5,017,309

Issuance of ordinary shares upon Initial Public Offering (“IPO”)	1,250,000	125	—	—	—	3,012,788	—	—	—	3,012,913
Net income	—	—	—	—	—	—	—	(322,202)	—	(322,202)
Statutory reserve	—	—	—	—	—	—	110,111	(110,111)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	19,651	19,651
BALANCE, October 31, 2025	11,250,000	$1,125	5,000,000	$500	(1,500)	4,222,882	512,732	3,118,706	(126,774)	7,727,671

The accompanying notes are an integral part of these consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars, except for share and per share data)

	For The Years Ended October 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(322,202)	$2,103,357	$1,859,613
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	842,339	(95,193)	132,561
Provision for inventory obsolescence	—	185	26,585
Gain from the disposal of property and equipment	—	—	(5,214)
Depreciation and amortization	70,497	76,594	45,455
Impairment of property and equipment	—	33,841	—
Amortization of finance lease assets	13,493	14,781	15,098
Non-cash operating lease expenses	54,501	53,044	49,446
Deferred income tax effect	(110,563)	10,054	(27,991)
Estimated warranty expenses (reversal)	(54,185)	36,971	27,462
Changes in operating assets and liabilities:
Accounts receivable	(4,471,382)	(6,318,575)	(626,233)
Prepayment	—	544,461	1,626,312
Prepaid expense	(2,060,278)	—	—
Other receivables	6,252	12,393	(15,197)
Contract assets	(546,755)	(450,769)	(150,063)
Due from related party	(58)	96	7,995
Inventories	5	(127)	1,775,773
Other assets	—	16,178	(16,457)
Tax payables	313,463	370,714	344,918
Other payables	1,628,472	1,540,827	1,015,988
Accounts payable	1,305,885	1,745,087	87,085
Advance from customers	243	—	(4,591,413)
Operating lease liabilities	(54,501)	(53,044)	(52,396)
Amount due to related parties	(62,367)	(20,643)	56,628
Payroll payable	(8,416)	17,446	(1,709)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(3,455,557)	(362,322)	1,584,246

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(589)	(78,133)	(153,794)
Loan made to third parties	(360,500)	—	—
Loan made to related parties	—	(39,348)	—
Repayment from related parties	39,186	—	10,759
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(321,903)	(117,481)	(143,035)

CASH FLOWS FROM FINANCING ACTIVITIES:
Offering cost paid	(1,037,551)	(417,487)	(207,969)
Repayment of bank loans	—	—	(1,867,293)
Principal payment for obligation under finance leases	(21,598)	(23,659)	(24,067)
Proceeds from related parties	—	—	132,084
Repayment to related parties	—	(25,468)	(133,924)
Gross proceeds from offering	5,000,000	—	—
CASH USED IN FINANCING ACTIVITIES	3,940,851	(466,614)	(2,101,169)

EFFECT OF EXCHANGE RATE ON CASH	2,385	27,990	20,058

NET CHANGE IN CASH	165,776	(918,427)	(639,900)

CASH AT BEGINNING OF YEAR	407,031	1,325,458	1,965,358

CASH AT END OF YEAR	$572,807	$407,031	$1,325,458

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Income taxes	$—	$—	$—
Interest	$—	$—	$6,017

NON-CASH TRANSACTIONS
Operating lease assets obtained in exchange for lease obligations	$139,933	$—	$32,742
Reclassification from finance lease assets to fixed assets at lease maturity	(29,439)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Decent Holding Inc. (the “Company” or “Decent”) is a holding company incorporated on January 6, 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the issued and outstanding share capital of Decent Hong Kong Holding International Limited (“Decent HK”), which was incorporated in Hong Kong on February 24, 2022. Decent HK is also a holding company that is holding all of the equity interest of Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”), a wholly foreign owned enterprise incorporated in the People’s Republic of China (“PRC” or “China”) on September 30, 2022.

The Company, through its PRC subsidiary, WFOE, wholly owns Shandong Dingxin Ecology Environmental Co., Limited (“Decent China”) that was incorporated on September 5, 2011. Decent China engages in wastewater treatment, river water quality management, and microbial product sales.

On December 19, 2022, the Company completed its reorganization of entities under the common control of all shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization. WFOE wholly owns Decent China and all of these entities included in the Company are under common control, which results in the consolidation of Decent China at the carrying value. This transaction has been accounted for as a reorganization of entities under common control. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The details of the ownership and percentage of ownership of the Company and Decent China held by the shareholders before the reorganization are described below:

(i)	Decent China, the Operating Subsidiary incorporated under the laws of PRC, was incorporated on June 23, 2017. Prior to the reorganization, Mr. Dingxin Sun (“Mr. Sun”), Yantai Xinxing Investment Center (Limited Partnership), and Chaofu Chen, each hold 92.47%, 7.43% and 0.1% of equity interest of Decent China, respectively.

(ii)	On January 6, 2022, the Company was incorporated in the Cayman Islands and an authorized share capital of 500,000,000 shares of a par value of US$0.0001 per share.

(iii)	On December 19, 2022, the Company completed its reorganization of entities under the common control of all shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization.

The table below demonstrates details about the shareholding structure of Decent China prior to the reorganization:

Name	Shares Owned	Percentage
Dingxin Sun	18,913,796	92.47%
Yantai Xinxing Investment Center (Limited Partnership)	1,519,750	7.43%
Chaofu Chen	20,454	0.10%
TOTAL	20,454,000	100.00%

The shareholding structure of Yantai Xinxing Investment Center (Limited Partnership) as of November 22, 2021 is as follows:

Names	Shares Owned	Percentage
Dingxin Sun	2,010,360	51.31%
Youquan Zhu	1,200,000	30.62%
Dingyan Sun	321,050	8.19%
Haicheng Xu	149,750	3.82%
Shaohui Jia	145,560	3.71%
Lianlian Wang	91,350	2.33%
TOTAL	3,918,070	100.00%

Upon the reorganization and as at the date of this report, details of the subsidiary companies are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Decent Hong Kong Holding International Limited (“Decent HK”)	February 24, 2022	Hong Kong	100% directly owned by Decent Cayman	Investment Holding
Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”)	September 30, 2022	PRC	100% directly owned by Decent HK	Investment Holding
Shandong Dingxin Ecology Environmental Co., Limited (“Decent China”)	September 5, 2011	PRC	100% owned by WFOE	Wastewater treatment, river water quality management, and microbial product sales

On January 23, 2025, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market, issuing an aggregate of 1,250,000 Ordinary Shares, par value $0.0001 per share, at a price of $4.00 per share. In addition, on January 21, 2025, the Company entered into an underwriting agreement with Craft Capital Management LLC, who acted as the representative of the underwriters, pursuant to which the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 Ordinary Shares to cover the over-allotments option, if any. The initial public offering closed on January 23, 2025, with gross proceeds totaling US$5 million, before deducting underwriting discounts and offering expenses. The Ordinary Shares commenced trading on the Nasdaq Capital Market on January 22, 2025, under the ticker symbol “DXST.”

On May 9, 2025, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving to i) reclassify all 16,250,000 ordinary shares issued and outstanding into Class A ordinary shares with a par value of US$0.0001 each, each having one vote per share, ii) redesign 5,000,000 Class B ordinary shares with a par value of US$0.0001 each, each having twenty votes per share, and iii) redesign the remaining 483,750,000 authorized but unissued ordinary shares into Class A ordinary shares on a one for one basis.

Liquidity and capital resources

As of October 31, 2025, we had cash of $572,807 and working capital of $6.7 million. Net cash used in operating activities was $3.5 million in 2025, compared to $0.4 million in 2024, primarily due to prepaid expenses. As of the issuance date of the consolidated financial statements, the Company issued $8,000,000 in equity financing, providing additional liquidity. The management concludes that the Company has sufficient funds for sustainable operation and it will be able to meet its payment obligations from operations and debt related commitments for the next 12 months from the issuance of the consolidated financial statements.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of Estimates

The preparation of these consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Identified below are the accounting policies that reflect the Company’s most significant estimates and judgments, and those that the Company believes are the most critical to fully understanding and evaluating its consolidated financial statements. Significant accounting estimates reflected in the Company’s consolidated financial statements include but not limited to the useful lives of property and equipment, impairment of long-lived assets, valuation of accounts receivables, prepayments, other receivable, inventory and deferred tax assets. Actual results could differ from these estimates.

Cash

Cash consists of cash on hand and at banks. The Company has not experienced any losses in such accounts and does not believe the cash is exposed to any significant risk.Pursuant to the Regulations on Deposit Insurance of the People’s Republic of China, corporate legal entities are entitled to deposit insurance coverage with a maximum limit of RMB 500,000 per insured institution. This coverage applies to the aggregate principal and interest of all deposit accounts held by the same corporate entity at the same bank. Deposits within the limit are fully protected and shall be repaid in full within seven working days upon bank failure. Any amount exceeding RMB 500,000 is not covered by the deposit insurance fund and shall be settled in accordance with the bank’s liquidation process.

Accounts Receivable, Net

Accounts receivable represents the revenues earned from the clients but have not yet collected. Accounts receivable is recorded at net realizable value.

On November 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, of which the Company reported only accounts receivable as of October 31, 2024. Results for reporting periods beginning November 1, 2023 are presented under ASC 326. The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The effects on adoption of ASC 326 was $3,553. As of October 31, 2025 and 2024, allowance for credit loss was $1,595,831 and $741,753, respectively.

Prepaid expenses

Prepaid expenses represent payments made in advance for goods and services that will be consumed in future periods. These amounts are initially recorded as assets on the balance sheet at cost and are amortized over the period the related benefits are expected to be received. Prepaid expenses with a benefit period of one year or less are classified as current assets; amounts applicable to periods beyond one year are classified as non-current assets. Amortization is recorded as an expense in the income statement in the periods benefited.

Lease

Under ASC Topic 842, lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and lease liabilities.

For operating leases, lease expense for lease payments is recognized on a straight-line basis over the lease term. Variable lease payments that do not depend on a rate or index are expensed as incurred.

The Company elected the practical expedients for an entity ongoing accounting and applied the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company’s accounting for finance lease (formerly called capital lease) remains substantially unchanged. ASC Topic 842 adoption did not have a material impact on the Company’s consolidated financial statements. On the other hand, operating lease expense is recognized on a straight-line basis over the lease term.

The Company evaluates the impairment of its right of use (ROU) assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended October 31, 2025 and 2024, the Company did not have any impairment loss against its operating lease ROU assets.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Estimated useful lives (years)
Electronic equipment	2 – 5
Office facilities	2 – 5
Machinery equipment	3 – 5
Vehicles	4 – 5

Expenditure for maintenance and repairs is expensed as incurred.

The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the lower of the carrying value or fair value less cost to sell the relevant assets and is recognized in general and administrative expenses in the consolidated statements of income and comprehensive income.

The depreciation is recorded under the general and administrative expenses as well as research and development expenses in the consolidated statements of income and comprehensive income.

Intangible Assets

Intangible assets mainly comprise patent right. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization of intangible assets is computed using the straight-line method over their estimated useful lives. The amortization is recorded under the general and administrative expenses in the consolidated statements of income and comprehensive income.

The estimated useful lives of the Company’s intangible assets are listed below:

Estimated useful lives (years)
Patent right	20

Impairment of Long-lived Assets

In accordance with ASC 360-10-35, the Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on the Company’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Company’s business model is determined by its management. An impairment loss would be recorded if the Company determined that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying values of the assets exceed the fair value of the assets. No impairment has been recorded by the Company for the year ended October 31, 2025. For the year ended October 31, 2024, the impairment of fixed assets was recorded as $33,841.

Revenue Recognition

The Company recognized its revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). The Company recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The Company recognizes revenues following the five-step model prescribed under Topic 606: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

Revenues are recognized when control of the promised goods or services is transferred to our customers, which may occur at a point in time or over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The Company generates its revenues primarily from three sources: (1) Wastewater treatment revenue, (2) River water quality management revenue, (3) Product sales revenue and (4) Others. The Company recognizes revenue, excluding any VAT, when performance obligations under the terms of a contract with its customers are satisfied. This occurs when the control of the goods and services have been transferred to the customer.

As of October 31, 2025, RMB8,000,000 (approximately $1.12 million) of the agreement that were signed but had unperformed obligations related to river water quality management project, and it was completed in December 2025.

(1) Wastewater treatment revenue

For wastewater treatment projects, the Company contracts with customers to provide design proposal according to customers’ need and complete the construction. The terms of pricing and payment are fixed with no discount or rebate offered, no variable consideration is involved. Apart from the completion of the construction, an assurance-type warranty promise is identified in the contract, which normally for one year. This promise is used to complete the project, and the customers cannot benefit from standalone promise. Thus, there is only one performance obligation with standard quality guarantee for wastewater treatment projects. The revenue is recognized at a point in time since the projects do not meet any of the following criteria:

1.	The customer simultaneously receives and consumes the economic benefits of the provided asset as the entity performs;

2.	The seller’s performance creates or enhances an asset controlled by the customer as the asset is created or enhanced; or

3.	The seller’s performance creates an asset with no alternative use, and the seller has an enforceable right to payment for performance completed to date.

The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of project, usually at the time when the project has been passed final acceptance by customers. The control of the project is then transferred from the Company to the customers upon completion of customers’ final acceptance. Payments are due from its customers based on the payment terms established in its contracts.

The Company only provides customers with the assurance that the projects would function in accordance with agreed-upon specifications are accounted for in accordance with existing guidance on product warranties. The warranties are considered as assurance type warranties, and recorded as warranty liabilities on the consolidated balance sheets.

(2) River water quality management revenue

For river water quality management projects, the Company contracts with customers to provide design proposal according to customers’ need and achieve the target of water quality improvement which often takes an extended period of time. The terms of pricing and payment are fixed, no variable consideration is involved. Thus, there is only one performance obligation. Revenue generated from river water quality management is recognized over time using contract cost-based input method to measure progress. Contract costs include labor, material and allocable indirect expenses. Revenue is recognized proportionally as contract costs are incurred plus estimated fees. Under this method, the extent of progress towards completion is measured based on the ratio of total cost incurred to date to the total estimated cost at completion of the performance obligation. Revenues are recorded proportionally as total costs are incurred. The customer simultaneously receives and consumes the economic benefits once the river water quality management projects are performed. Payments are due from its customers based on the payment terms established in its contracts.

The Company only provides customers with the assurance that the products would function in accordance with agreed-upon specifications are accounted for in accordance with existing guidance on product warranties. The warranties are considered as assurance type warranties, and recorded as warranty liabilities on the consolidated balance sheets.

(3) Product sales revenue

For product sales, the Company contracts with customers to provide hydrophyte and chemical reagent, which is the only performance obligation under the contract. The terms of pricing and payment are fixed with no discount or rebate offered, no variable consideration is involved. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of delivery to the customers, usually at the time when the goods related to products sales contract is delivered to and accepted by the customers. Payments are due from its customers based on the payment terms established in its contracts.

Revenue by major product line

	For The Years Ended October 31,
	2025	2024	2023
Wastewater treatment revenue	$4,163,965	$2,468,097	2,355,126
River water quality management revenue	6,619,693	6,864,631	4,436,214
Product sales revenue	2,091,469	2,192,864	2,648,445
Others	74,218	16,700	7,549
Total Revenue	$12,949,345	$11,542,292	9,447,334

Cost of Revenues

Cost of revenues consists primarily of materials purchased from suppliers, and labor cost (including salaries and benefits), as well as project and production support cost, which are directly related to revenue generating transactions. These costs are charged to the consolidated statements of income and comprehensive income as incurred.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC 340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs.

The revenue is recognized when control of the promised is rendered over the service period and the payment from customers is not contingent on a future event, and the right to consideration in exchange that the Company has transferred to a customer is only conditioned on the passage of time. The contract assets as of October 31, 2025 and 2024 are as follows:

	October 31, 2025	October 31, 2024
Contract assets for wastewater treatment revenue	$263,528	$281,548
Contract assets for river water quality management revenue	894,842	322,431
Total	$1,158,370	$603,979

The following table sets forth the movement of contract assets:

	October 31, 2025	October 31, 2024
Balance, at beginning of the year	$603,979	$144,876
Addition	1,112,636	598,288
Reduction	(565,881)	(147,519)
Exchange rate difference	7,636	8,334
Balance, at end of the year	$1,158,370	$603,979

Contract liabilities represents cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. The amount of revenue recognized that was included in the contract liabilities at the beginning of the year were $nil, $nil and $4,439,871 for the years ended October 31, 2025, 2024 and 2023, respectively. Contract liabilities balances was $246 and $nil as of October 31, 2025 and 2024.

General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees, depreciation, amortization and other general corporate related expenses. These expenses are charged to the consolidated statements of income and comprehensive income as incurred.

Selling expenses

Selling expenses consist primarily of salaries and welfare expenses to sales and marketing personnel and costs associated with use by sales function, such as travelling expenses, business entertainment expense and other sales related expenses. These expenses are charged to the consolidated statements of income and comprehensive income as incurred.

Research and Development Expenses

Research and development expenses consist primarily of compensation and benefits to research and development staffs, and costs associated with use by research and development function of facilities and equipment, such as traveling and general expenses, depreciation and other expenses related to research and development. These expenses are charged to the consolidated statements of income and comprehensive income as incurred.

Comprehensive income

The Company applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years ended October 31, 2025, 2024 and 2023, the Company’s comprehensive income includes net income, and other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company’s subsidiaries not using the U.S. dollar as their functional currencies.

(Loss) Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to Xinzi shareholders, divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Fair Value Measurements

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1 – observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – include other inputs that are directly or indirectly observable in the market place.

Level 3 – unobservable inputs which are supported by little or no market activity.

The carrying value of the Company’s financial instruments, including cash, accounts and other receivables, other current assets, accounts and other payables, and other short-term liabilities approximate their fair value due to their short maturities.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the relevant tax jurisdiction. No taxable income was generated outside the PRC for the years ended October 31, 2025, 2024 and 2023. The Company accounts for income tax in accordance with U.S. GAAP.

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of income and comprehensive income in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2025 and 2024 are subject to examination by any applicable tax authorities. The Company had no uncertain tax position for the years ended October 31, 2025 and 2024.

Foreign Currency and Foreign Currency Translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the United States dollar (“US dollar”). The functional currency of the Company’s subsidiaries in the Hong Kong, China is the Hong Kong dollar (“HKD”). The functional currency of the Company’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”).

The consolidated financial statements are presented in U.S. dollars. Assets and liabilities are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Shareholders’ equity accounts are translated using the historical exchange rates at the date the entry to shareholders’ equity was recorded, except for the change in retained earnings during the period, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from translating functional currencies to the reporting currency are recorded in accumulated other comprehensive income in the consolidated balance sheets.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the consolidated statements of income and comprehensive income.

Translation of amounts from RMB into U.S. dollars has been made at the following exchange rates:

Balance sheet items, except for equity accounts
October 31, 2025	RMB7.1169 to $1
October 31, 2024	RMB7.1178 to $1

Income statement and cash flows items
For the year ended October 31, 2025	RMB7.2153 to $1
For the year ended October 31, 2024	RMB7.1855 to $1
For the year ended October 31, 2023	RMB7.0637 to $1

Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates as one operating segment. The Company has concluded that consolidated net income (loss) is the measure of segment profitability. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income (loss) as reported in the consolidated statements of operations and comprehensive income (loss). There are no other expense categories regularly provided to the CODM that are not already included in the consolidated financial statements herein. The Company’s long-lived assets are all located in the PRC and all of the Company’s revenues are derived from within the PRC. Therefore, no geographical segments are presented. Accordingly, the Company does not provide additional segment reporting in these accompanying notes.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted this guidance on November 1, 2024,to improve segment disclosure transparency and the adoption did not have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows.

3.	ACCOUNTS RECEIVABLE, NET

Accounts receivable as of October 31, 2025 and 2024 are as follows:

	October 31, 2025	October 31, 2024
Accounts receivable	$13,978,454	$9,444,056
Less: Allowance for credit losses	(1,595,831)	(741,753)
Totals	$12,382,623	$8,702,303

Accounts receivable by aging bucket are as follows:

	Balance as of October 31, 2025	Subsequent collection	% of Subsequent collection
Less than half year	$9,185,114	$626,493	6.8
half year to 1 year	669,224	—	—
1 year to 1.5 years	2,944,661	1,680,928	57.1
1.5 years to 2 years	1,015,470	140,511	13.8
2 years to 2.5 years	—	—	—
2.5 year to 3 years	39,501	—	—
over 3 years	124,484	1,686	1.4
Total gross accounts receivable	$13,978,454	2,449,618	17.5
Less: Allowance for accounts receivable	(1,595,831)
Accounts receivable, net	$12,382,623

The following table sets forth the movement of allowance for accounts receivable:

	October 31, 2025	October 31, 2024
Balance, at beginning of the year	$741,753	$803,170
Effects on adoption of ASC 326	-	(3,553)
Addition (Reversal)	842,339	(79,442)
Exchange rate difference	11,739	21,578
Balance, at end of the year	$1,595,831	$741,753

4.	PREPAYMENT, NET

Prepayment as of October 31, 2025 and 2024 are as follows:

	October 31, 2025	October 31, 2024
Prepayment	$88,116	$95,804
Less: Allowance for bad debt	(88,116)	(88,105)
Totals	$-	$7,699

The following table sets forth the movement of allowance for prepayment:

	October 31, 2025	October 31, 2024
Balance, at beginning of the year	$88,105	$97,691
Reversal	-	(12,198)
Exchange rate difference	11	2,612
Balance, at end of the year	$88,116	$88,105

5.	LOAN RECEIVABLE

 As of October 31, 2025, the Company had one loan receivable outstanding, granted to Yaruyun (Shanghai) Enterprise Management Co., Ltd. on January 24, 2025, with a principal amount of $350,000. The loan has a contractual term of two years, maturing on January 24, 2027, and bears interest at a fixed annual rate of 4%. Interest is payable annually in arrears on January 24 of each year.

Interest income is recognized using the effective interest method over the term of the loan. The Company adopts the simplified interest calculation method (30 days per month) for interest recognition. For the period from January 24, 2025 to October 31, 2025, the Company recognized interest income of $10,500, which is recorded in interest receivable as of October 31, 2025.

The loan is classified as non-current loans receivable on the consolidated balance sheet as of October 31, 2025, as the principal amount is not contractually due within one year from the reporting date.

6.	PREPAID EXPENSES

As of October 31, 2025 and 2024, prepaid expenses consisted of the following:

	October 31, 2025	October 31, 2024
Current portion
Prepaid professional service fees	$1,507,714	$-

Prepaid research and development expenses	420,000	-
Prepaid insurance	35,645	-
Non-current portion
Prepaid research and development expenses	105,000	-
Totals	$2,068,359	$-

7.	PROPERTY AND EQUIPMENT

As of October 31, 2025 and 2024, property and equipment consisted of:

	October 31, 2025	October 31, 2024
Electronic equipment	$27,627	$27,027
Office facilities	20,838	20,834
Machinery equipment	142,530	142,512
Vehicles	288,048	258,169
Less: Accumulated depreciation	(243,336)	(172,194)
Less: Impairment loss	(34,168)	(34,163)
Totals	$201,539	$242,185

Depreciation recognized to the consolidated statements of income and comprehensive income for the years ended October 31, 2025, 2024 and 2023 were $70,150, $76,246 and $45,071, respectively. For the year ended October 31, 2024, the impairment loss of property and equipment was recorded as $33,841. No impairment has been recorded by the Company for the years ended October 31, 2025 and 2023.

8.	DEFERRED OFFERING COSTS

Pursuant to ASC 340-10-S99-1, initial public offerings (IPO) costs and subsequent follow-on public offering costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. As of October 31, 2025, the Company had conclude its IPO, and the accumulated deferred IPO costs of $1,987,086 was fully charge against the proceeds of the offering as a reduction of the Company’s additional paid-in capital. As of October 31, 2025, the Company did not conclude its secondary public offering. During the year ended October 31, 2025, the Company recorded a charge of $19,884 related to the secondary public offering.

As of October 31, 2025 and 2024, the accumulated deferred offering costs was $19,884 and $967,793, respectively.

9.	LEASE

With the adoption of ASC Topic 842, the Company has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments.

The Company entered into operating lease agreements for office spaces discounted at 4.05% (weighted average rate for operating leases), the Company’s incremental borrowing rate, over the expected term. The weighted average remaining operating lease term (years) was 2.86 as of October 31, 2025. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Operating lease expenses were $55,438, $55,668 and $53,678 for the years ended October 31, 2025, 2024 and 2023, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	As of October 31,
	2025	2024
Operating lease assets, net	$154,556	$67,934
ROU assets	316,234	174,344
Accumulated amortization	(161,678)	(106,410)
Operating lease liabilities – current	52,217	6,382
Operating lease liabilities – non-current	54,331	13,550
Total operating lease liabilities	$106,548	$19,932

The Company entered into finance lease agreements for vehicle equipment discounted at 0% (weighted average rate for finance lease). The Company recognizes finance lease expense on a straight-line basis over the useful life of 5 years. Finance lease expenses were $13,493, $14,781 and $15,098 for the years ended October 31, 2025, 2024 and 2023, respectively. As of October 31, 2025, the Company’s finance lease agreement expired, and the ownership of the vehicle was transferred to the Company. Accordingly, the related finance lease asset was reclassified to property and equipment.

Supplemental balance sheet information related to finance leases was as follows:

	As of October 31,
	2025	2024
Finance lease assets, net	$—	$43,520
Vehicle	—	74,606
Accumulated amortization	—	(31,086)
Finance lease liabilities – current	—	21,893
Finance lease liabilities – non-current	—	—
Total finance lease liabilities	$—	$21,893

Cash flow information related to lease consisted of the following:

	For the years ended October 31,
	2025	2024	2023
Financing cash payments for finance leases	$21,598	$23,659	$24,067

Lease assets obtained in exchange for lease obligations:

	For the years ended October 31,
	2025	2024	2023
Operating lease	$139,933	$—	$32,742

The following is a schedule, by years, of maturities of lease liabilities as of October 31, 2025:

Year ended October 31,	Operating Leases
2025	$56,204
2026	56,204
2027	—
Total lease payments	112,408
Less: Imputed interest	5,860
Present value of lease liabilities	106,548
Less: Current lease liabilities	52,217
Long-term lease liabilities	54,331

10.	OTHER PAYABLES

As of October 31, 2025 and 2024, other payables consisted of:

	October 31, 2025	October 31, 2024
VAT and other taxes payable	$4,984,719	$3,353,963
Others	20,656	—
Totals	$5,005,375	$3,353,963

11.	INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Companies, which are incorporated in Hong Kong, are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC Tax

Decent China is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments. Decent China obtained the “high-tech enterprise” tax status and renewed it in December 2022, which reduced its statutory income tax rate to 15%. The high-tech enterprise tax status will expire in December 2025. According to PRC tax regulations, the PRC net operatimg loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred for gerneral enterprises, while for high-tech enterprises, technology-based small and medium-sized enterprises and eligible integrated circuit enterprises, the maximum carry-forward period is 10 years. Carryback of losses is not permitted. As of October 31, 2025, there were no net operating losses generated for PRC corporate income tax purposes.

A reconciliation of the income tax expenses determined at the statutory income tax rate to the Company’s income taxes is as follows:

	For The Year Ended October 31,
	2025	2024	2023
Income tax computed at 25%	$(29,825)	$621,030	$544,135
Different tax rates in other jurisdictions	336,470	10,347	8,235
Tax preferential rate	(135,251)	(253,840)	(211,285)
Non deductible expenses	1,774	1,968	6,452
Super deduction	(6,780)	(7,245)	(30,610)
Deferred tax on lease recognized in current year	17,172	-	-
Impairment of fixed assets	-	8,507	-
Tax loss not recognised	19,340	-	-
Income tax expense	$202,900	$380,767	$316,927

	For The Year Ended October 31,
	2025	2024	2023
Current income tax expense	$313,463	$370,713	$344,918
Deferred income tax effect	(110,563)	10,054	(27,991)
Total income tax expense	$202,900	$380,767	$316,927
Effective tax rates	(170.1)%	15.3%	14.3%

Deferred tax asset

As of October 31, 2025 and 2024, deferred tax asset consisted of:

	October 31, 2025	October 31, 2024
Deferred tax asset
Provision for bad debts	$252,592	$124,479
Provision for inventory obsolescence	2,070	2,634
Lease liabilities	15,982	—
Estimated warranty liabilities	1,447	9,686
Deferred tax liability
Right-of-use assets	(23,183)	—
Totals	$248,908	$136,799

12.	RELATED PARTIES

Balance with related parties

	October 31, 2025	October 31, 2024
Due from related parties
Dingxin Sun(1)	$490	$40,154
Totals	$490	$40,154

Due to related parties
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	$—	$63,222
Totals	$—	$63,222

Transactions with related parties

Name of Related Party	Nature	For The Year Ended October 31, 2025	For The Year Ended October 31, 2024	For The Year Ended October 31, 2023
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	Office Rental	$55,438	$55,668	$53,678

Proceeds from related parties*

For The Year Ended October 31, 2025
Name of Related Party	Borrowing	Repayment
Dingxin Sun(1)	$—	$—
Totals	$—	$—

	For The Year Ended October 31, 2024
Name of Related Party	Borrowing	Repayment
Dingxin Sun(1)	$—	$(25,468)
Totals	$—	$(25,468)

	For The Year Ended October 31, 2023
Name of Related Party	Borrowing	Repayment
Dingxin Sun(1)	$132,084	$(133,924)
Totals	$132,084	$(133,924)

Loan made to related parties*

	For The Year Ended October 31, 2025
Name of Related Party	Lending	Repayment
Dingxin Sun(1)	$—	$39,186
Totals	$—	$39,186

	For The Year Ended October 31, 2024
Name of Related Party	Lending	Repayment
Dingxin Sun(1)	$39,348	$—
Totals	$39,348	$—

	For The Year Ended October 31, 2023
Name of Related Party	Lending	Repayment
Yantai Development Zone Xingshun Petroleum Co. Ltd.(3)	$—	$10,759
Totals	$—	$10,759

*	Proceed from and loan made to related parties above represented the Company’s interest-free loans.

(1)	Dingxin Sun: the director of Shandong Dingxin Ecology Environmental Co., Ltd.

(2)	Shandong Dingxin Energy Saving Technology Group Co. Ltd.: the company directly controlled by Dingxin Sun.

(3)	Yantai Development Zone Xingshun Petroleum Co. Ltd.: the company directly controlled by Dingxin Sun. The amount was subsequently settled completely in December 2022.

13.	EQUITY

Ordinary share

Ordinary share has a par value of US$0.0001 per share. As of October 31, 2025, the authorized number of Class A Ordinary shares was 495,000,000 shares. Issued and outstanding Class A Ordinary shares were 11,250,000 shares, each having 1 vote per share. As of October 31, 2025, the authorized number of Class B Ordinary shares was 5,000,000 shares. Issued and outstanding Class B Ordinary shares were 5,000,000 shares, each having 20 vote per share.

On January 23, 2025, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market, issuing an aggregate of 1,250,000 Ordinary Shares, par value $0.0001 per share, at a price of $4.00 per share, with a total offering cost of $1,987,087. Net proceed from IPO was $3,012,913.

Surplus reserve

A significant portion of the Company’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from the Company’s subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of the Company’s subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC Operating Subsidiary are restricted in their ability to transfer a portion of their net assets to the Company. As of October 31, 2025 and 2024, net assets restricted in the aggregate, which include paid-in capital and statutory reserves funds of the Company’s subsidiaries, that are included in the Company’s consolidated net assets were approximately $1.74 and $1.61 million.

14.	CONCENTRATIONS, RISKS AND UNCERTAINTIES

Deterioration in general economic conditions in the United States and globally, including the effect of prolonged periods of inflation on our customers and suppliers, could harm our business and results of operations.

Our business and results of operations could be adversely affected by changes in national or global economic conditions. These conditions include but are not limited to inflation, rising interest rates, availability of capital markets, energy availability and costs (including fuel surcharges), the negative impacts caused by pandemics and public health crises (including the COVID-19 pandemic), negative impacts resulting from the military conflict between Russia and the Ukraine, and the effects of governmental initiatives to manage economic conditions. Impacts of such conditions could be passed on to our business in the form of a reduced customer base and/or our customers spendings due to possible reductions in industry-wide spendings and/or economic pressure on our suppliers to pass on increased costs.

Risks Related to Doing Business in China

The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our operations.

Recently, the Chinese government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (the “CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. Our operations and business interests are in Taiwan and mainland China. If the Chinese government’s interference expands and by proxy, our business interests are affected, our operations may be negatively impacted although presently, there is no discernible immediate impact.

Credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration risk

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The concentration on sales revenues generated by customers type comprised of the following:

	For the year ended October 31,
	2025	2024	2023
Percentage of the Company’s sales
Customer A	47%	41%	39%
Customer B	—%	—%	24%
Customer C	13%	28%	19%
Customer D	—%	—%	11%
Customer F	—%	13%	—%
Customer G	29%	—%	—%

The table sets above information as to the revenue derived from those customers that accounted for more than 10% of the Company’s total revenues for the year ended October 31, 2025, 2024 and 2023.

	As of
	October 31, 2025	October 31, 2024
Percentage of the Company’s accounts receivable
Customer A	60%	49%
Customer B	—%	1%
Customer C	8%	24%
Customer D	—%	—%
Customer F	5%	13%
Customer G	23%	—%

The table above shows the accounts receivable accounted from above customers as of October 31, 2025 and 2024.

The following table sets forth information as to each customer that accounted for more than 10% for the Company’s accounts receivable as of October 31, 2025 and 2024.

	As of
	October 31, 2025	October 31, 2024
Percentage of the Company’s accounts receivable
Customer A	60%	49%
Customer C	8%	24%
Customer F	5%	13%
Customer G	23%	—%

The concentration on purchases generated by suppliers type comprised of the following:

	For the year ended October 31,
	2025	2024	2023
Percentage of the Company’s purchases
Supplier A	13%	23%	95%
Supplier C	26%	21%	—%
Supplier D	15%	—%	—%
Supplier F	38%	37%	—%

The table sets above information as to the purchases derived from the supplier that accounted for more than 10% of the Company’s total purchases for the year ended October 31, 2025, 2024 and 2023.

	As of
	October 31, 2025	October 31, 2024
Percentage of the Company’s accounts payable
Supplier A	—%	—%
Supplier C	29%	28%
Supplier D	33%	16%
Supplier F	32%	49%

The table above shows the accounts payable accounted from above suppliers as of October 31, 2025 and 2024.

No prepayment accounted from above suppliers as of October 31, 2025 and 2024.

The following table sets forth information as to each supplier that accounted for more than 10% for the Company’s accounts payable as of October 31, 2025 and 2024.

	As of
	October 31, 2025	October 31, 2024
Percentage of the Company’s accounts payable
Supplier C	29%	28%
Supplier D	33%	16%
Supplier F	32%	49%

The following table sets forth information as to each supplier that accounted for more than 10% for the Company’s prepayment as of October 31, 2025 and 2024.

	As of
	October 31, 2025	October 31, 2024
Percentage of the Company’s prepayment
Supplier E	29%	26%
Supplier G	26%	23%
Supplier H	18%	16%
Supplier I	12%	11%

15.	SUBSEQUENT EVENT

The Company evaluated all events and transactions that occurred after October 31, 2025 up through the reporting date. There were no other subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements, unless as disclosed below.

On November 12, 2025, the Company completed its public offering on the Nasdaq Capital Market, issuing an aggregate of 13,333,333 ordinary shares and up to 26,666,666 warrants, par value $0.0001 per share, at a price of $0.60 per share. Each whole warrant is exercisable for one ordinary share at an exercise price equal to 110% of the public offering price of the ordinary shares in this Offering. The warrants will be exercisable on a cashless basis and will expire 120 days after the closing of this offering. A total of 15,794,229 shares of class A ordinary shares were issued upon the exercise of warrants. The public offering closed on November 12, 2025, with gross proceeds totaling US$8 million, before deducting underwriting discounts and offering expenses. Total offering expenses were $545,074.

16.	FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Rule 4-08 (e)(3) of Regulation S-X, “General Notes to Financial Statements” and concluded that it was applicable to the Company; therefore, the financial statements for the parent company are included herein.

The condensed financial information of the parent company, Decent Holding INC., has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

The Company and its subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries is reported as income from subsidiaries in the accompanying condensed financial information of parent company.

As of October 31, 2025 and 2024, the Company did not have any outstanding guarantees, long-term obligations, or significant capital and other commitments.

PARENT COMPANY BALANCE SHEETS

	October 31, 2025	October 31, 2024
ASSETS
Current assets
Cash	$64,182	$85,297
Prepaid expenses, current	1,402,714	—
Interest receivable	10,500	—
Due from intercompany entity	1,395,600	6,000
Non-current assets
Investment in subsidiaries	$5,534,567	$5,696,012
Prepaid expenses, non-current	105,000	—
Loan receivable	350,000	—
Deferred IPO cost	—	967,793
Deferred offering cost	19,884	—
Total assets	$8,882,447	$6,755,102

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$24,000	$—
Due to intercompany entity	1,130,776	1,737,793
Total liabilities	$1,154,776	$1,737,793

Shareholders’ equity
Class A Ordinary shares (US$0.0001 par value, 495,000,000 shares authorized, 11,250,000 and 10,000,000 shares issued and outstanding as of October 31, 2025 and 2024, respectively)	1,125	1,000
Class B Ordinary shares (US$0.0001 par value, 5,000,000 shares authorized, 5,000,000 shares issued and outstanding as of October 31, 2025 and 2024, respectively)	500	500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	4,222,882	1,210,094
Statutory reserve	512,732	402,621
Retained earnings	3,118,706	3,551,019
Accumulated other comprehensive loss	(126,774)	(146,425)
Total shareholders’ equity	7,727,671	5,017,309
Total liabilities and shareholders’ equity	$8,882,447	$6,755,102

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended October 31,
	2025	2024	2023
OPERATING EXPENSES	$(1,388,694)	$(247,164)	$(231,540)
INCOME FROM SUBSIDIARIES	1,066,492	2,350,521	2,091,153

NET (LOSS) INCOME	(322,202)	2,103,357	1,859,613
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	19,651	99,298	(67,065)
COMPREHENSIVE (LOSS) INCOME	$(302,551)	$2,202,655	$1,792,548

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the years ended October 31,
	2025	2024	2023
Net cash used in operating activities	$(2,682,408)	$(27,163)	$(31,540)
Net cash used in investing activities	(1,750,100)	(4,000)	(2,000)
Net cash provided by financing activities	4,141,180	105,000	45,000

DECENT HOLDING INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S. dollars, except for share and per share data)

	As of April 30, 2026	As of October 31, 2025
	Unaudited
ASSETS
CURRENT ASSETS
Cash	$1,653,308	$572,807
Accounts receivable, net	21,270,035	12,382,623
Prepayment, net	5,582,523	—
Prepaid expenses, current	1,107,696	1,963,359
Other Receivables	113,118	5,073
Contract assets	1,838,135	1,158,370
Loan receivable, current	600,000	—
Due from related parties	347	490
Inventories	123	128
Interest receivable	3,500	10,500
Total current assets	32,168,785	16,093,350
NON-CURRENT ASSETS
Deferred offering costs	—	19,884
Prepaid expenses, non-current	—	105,000
Loan receivable, non-current	—	350,000
Operating lease assets, net	760,269	154,556
Property and equipment, net	179,688	201,539
Intangible assets, net	5,798	5,738
Deferred tax asset	411,177	248,908
Total non-current assets	1,356,932	1,085,625
TOTAL ASSETS	$33,525,717	$17,178,975

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$7,560,733	$3,175,565
Advance from Customers	1,044,553	246
Payroll payable	89,959	15,009
Tax payables	1,548,762	1,138,911
Other payables	7,241,937	5,005,375
Contract liabilities	1,256,381	—
Operating lease liabilities – current	290,326	52,217
Estimated warranty liabilities	120,161	9,650
Total current liabilities	19,152,812	9,396,973
NON-CURRENT LIABILITIES
Operating lease liabilities – non-current	426,626	54,331
Total non-current liabilities	426,626	54,331
TOTAL LIABILITIES	19,579,438	9,451,304

SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0025 par value, 19,800,000 shares authorized, 1,615,128 and 450,000 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively)	4,038	1,125
Class B Ordinary shares (US$0.0025 par value, 200,000 shares authorized, 200,000 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively)	500	500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	11,257,406	4,222,882
Statutory reserve	666,232	512,732
Retained earnings	1,893,290	3,118,706
Accumulated other comprehensive income (loss)	128,530	(126,774)
Total Decent’s shareholders’ equity	13,948,496	7,727,671
Non-controlling interests	(2,217)	—
Total shareholders’ equity	13,946,279	7,727,671
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$33,525,717	$17,178,975

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE (LOSS) INCOME
(Stated in U.S. dollars, except for share and per share data)

	For The Six Months Ended April 30,
	2026	2025
REVENUE
Wastewater treatment revenue	$9,186,084	$493,123
River water quality management revenue	4,297,180	4,728,449
Product sales revenue	1,344,830	277,081
Training revenue	3,502,890	—
Others	254,541	—
TOTAL REVENUE	18,585,525	5,498,653

COST OF REVENUE
Wastewater treatment revenue	(7,220,924)	(401,310)
River water quality management revenue	(3,288,423)	(3,424,737)
Product sales revenue	(1,004,580)	(161,511)
Training revenue	(872,309)	—
TOTAL COST OF REVENUE	(12,386,236)	(3,987,558)
GROSS PROFIT	6,199,289	1,511,095

OPERATING EXPENSES
Selling expenses	(3,076,861)	(223,821)
General and administrative expenses	(3,809,799)	(1,740,278)
Research and development expenses	(188,381)	(12,784)
Total operating expenses, net	(7,075,041)	(1,976,883)

NET LOSS FROM OPERATIONS	(875,752)	(465,788)

OTHER INCOME (EXPENSES)
Interest income	7,595	13,854
Other income	27	2,521
Total other income, net	7,622	16,375

NET LOSS BEFORE TAXES	(868,130)	(449,413)

Income tax expenses	(205,963)	(29,752)
NET LOSS	(1,074,093)	(479,165)
Net loss attributable to non-controlling interests	(2,177)	—
Net loss attributable to shareholders	(1,071,916)	(479,165)

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment attributable to non-controlling interests	(40)	—
Foreign currency translation adjustment attributable to shareholders	255,304	(131,684)
Total comprehensive income (loss)	255,264	(131,684)
COMPREHENSIVE LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	$(2,217)	$—
COMPREHENSIVE LOSS ATTRIBUTABLE TO DECENT’S SHAREHOLDERS	$(816,612)	$(610,849)

Weighted average shares outstanding during the year – basic and diluted	1,744,319	650,000
Loss per Ordinary Share – basic and diluted	$(0.61)	$(0.74)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Stated in U.S. dollars, except for share and per share data)

	Ordinary Shares					Additional		Retained earnings	Accumulated other
	Class A		Class B		Subscription	paid-in	Statutory	(Accumulated	comprehensive	Total
	Shares	Par value	Shares	Par value	receivable	capital	reserve	deficits)	income (loss)	Equity
BALANCE, October 31, 2024	400,000	$1,000	200,000	$500	(1,500)	1,210,094	402,621	3,551,019	(146,425)	5,017,309

Issuance of ordinary shares upon Initial Public Offering (“IPO”)	50,000	125	—	—	—	3,035,160	—	—	—	3,035,285
Net loss	—	—	—	—	—	—	—	(479,165)	—	(479,165)
Statutory reserve	—	—	—	—	—	—	17,610	(17,610)	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(131,684)	(131,684)
BALANCE, April 30, 2025	450,000	$1,125	200,000	$500	(1,500)	4,245,254	420,231	3,054,244	(278,109)	7,441,745

	Ordinary Shares*					Additional		Retained earnings	Accumulated other	Total Decent	Non-
	Class A		Class B		Subscription	paid-in	Statutory	(Accumulated	comprehensive	shareholders’	controlling	Total
	Shares	Par value	Shares	Par value	receivable	capital	reserve	deficits)	income (loss)	Equity	interests	Equity
BALANCE, October 31, 2025	450,000	$1,125	200,000	$500	(1,500)	4,222,882	512,732	3,118,706	(126,774)	7,727,671	—	7,727,671

Issuance of ordinary shares upon offering, net of offering cost	533,334	1,334	—	—	—	7,036,103	—	—	—	7,037,437	—	7,037,437
Ordinary shares issued upon cashless exercise of the warrants	631,794	1,579	—	—	—	(1,579)	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(1,071,916)	—	(1,071,916)	(2,177)	(1,074,093)
Statutory reserve	—	—	—	—	—	—	153,500	(153,500)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	255,304	255,304	(40)	255,264
BALANCE, April 30, 2026	1,615,128	$4,038	200,000	$500	(1,500)	11,257,406	666,232	1,893,290	128,530	13,948,496	(2,217)	13,946,279

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. dollars, except for share and per share data)

	For The Six Months Ended April 30,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,074,093)	$(479,165)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses and bad debts	791,245	789,852
Depreciation and amortization	46,465	36,951
Amortization of finance lease assets	—	7,306
Non-cash operating lease expenses	99,636	27,149
Deferred income tax effect	(148,914)	(113,869)
Estimated warranty effect	108,073	(27,040)
Changes in operating assets and liabilities:
Accounts receivable	(8,999,285)	(651,784)
Prepayment	(2,018,193)	7,540
Prepaid expenses	936,428	—
Other receivables	(105,843)	6,463
Contract assets	(4,119,007)	2,683
Due from related party	161	264
Inventories	11	2
Other current assets	—	(1,188,411)
Tax payables	354,877	143,621
Other payables	1,986,935	632,182
Accounts payable	4,173,124	(703,567)
Advance from customers	1,025,049	—
Contract liabilities	1,233,224	—
Operating lease liabilities	(93,034)	(6,511)
Advance from related parties	—	(55,035)
Payroll payable	72,943	11,390
CASH USED IN OPERATING ACTIVITIES	(5,730,198)	(1,559,979)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(16,445)	(585)
Loan made to third party	(243,000)	(1,984,087)
Repayment from related parties	—	38,901
CASH USED IN INVESTING ACTIVITIES	(259,445)	(1,945,771)

CASH FLOWS FROM FINANCING ACTIVITIES:
Offering costs paid	(962,563)	(1,017,291)
Principal payment for obligation under finance leases	—	(11,695)
Gross proceeds from offering	8,000,000	5,000,000
CASH PROVIDED BY FINANCING ACTIVITIES	7,037,437	3,971,014

EFFECT OF EXCHANGE RATE ON CASH	32,707	(33,880)

NET CHANGE IN CASH	1,080,501	431,384

CASH AT BEGINNING OF PERIOD	572,807	407,031

CASH AT END OF PERIOD	$1,653,308	$838,415

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	$—	$—
Interest	$—	$—

NON-CASH TRANSACTIONS
Operating lease assets obtained in exchange for lease obligations	$687,751	$—
Cashless exercise of warrants	1,579	—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DECENT HOLDING INC. AND SUBSIDIARIES
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Decent Holding Inc. (the “Company” or “Decent”) is a holding company incorporated on January 6, 2022 under the laws of the Cayman Islands. The Company has no substantial operations other than holding all of the issued and outstanding share capital of Decent Hong Kong Holding International Limited (“Decent HK”), which was incorporated in Hong Kong on February 24, 2022. Decent HK is also a holding company that is holding all of the equity interest of Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”), a wholly foreign owned enterprise incorporated in the People’s Republic of China (“PRC” or “China”) on September 30, 2022.

The Company, through its PRC subsidiary, WFOE, wholly owns Shandong Dingxin Ecology Environmental Co., Limited (“Decent China”) that was incorporated on September 5, 2011. Decent China engages in wastewater treatment, river water quality management, and microbial product sales.

On December 19, 2022, the Company completed its reorganization of entities under the common control of all shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization. WFOE wholly owns Decent China and all of these entities included in the Company are under common control, which results in the consolidation of Decent China at the carrying value. This transaction has been accounted for as a reorganization of entities under common control. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

The details of the ownership and percentage of ownership of the Company and Decent China held by the shareholders before the reorganization are described below:

(i)	Decent China, the Operating Subsidiary incorporated under the laws of PRC, was incorporated on June 23, 2017. Prior to the reorganization, Mr. Dingxin Sun (“Mr. Sun”), Yantai Xinxing Investment Center (Limited Partnership), and Chaofu Chen, each hold 92.47%, 7.43% and 0.1% of equity interest of Decent China, respectively.

(ii)	On January 6, 2022, the Company was incorporated in the Cayman Islands and an authorized share capital of 500,000,000 shares of a par value of US$0.0001 per share.

(iii)	On December 19, 2022, the Company completed its reorganization of entities under the common control of all shareholders, who collectively owned a majority of the equity interests of the Company prior to the reorganization.

The table below demonstrates details about the shareholding structure of Decent China prior to the reorganization:

Name	Shares Owned	Percentage
Dingxin Sun	18,913,796	92.47%
Yantai Xinxing Investment Center (Limited Partnership)	1,519,750	7.43%
Chaofu Chen	20,454	0.10%
TOTAL	20,454,000	100.00%

The shareholding structure of Yantai Xinxing Investment Center (Limited Partnership) as of November 22, 2021 is as follows:

Names	Shares Owned	Percentage
Dingxin Sun	2,010,360	51.31%
Youquan Zhu	1,200,000	30.62%
Dingyan Sun	321,050	8.19%
Haicheng Xu	149,750	3.82%
Shaohui Jia	145,560	3.71%
Lianlian Wang	91,350	2.33%
TOTAL	3,918,070	100.00%

Upon the reorganization and as at the date of this report, details of the subsidiary companies are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Decent Hong Kong Holding International Limited (“Decent HK”)	February 24, 2022	Hong Kong	100% directly owned by Decent Cayman	Investment Holding
Shandong Naxin Ecological Environment Engineering Co., Limited (“WFOE”)	September 30, 2022	PRC	100% directly owned by Decent HK	Investment Holding
Shandong Dingxin Ecology Environmental Co., Limited (“Decent China”)	September 5, 2011	PRC	100% owned by WFOE	Wastewater treatment, river water quality management, and microbial product sales
Suncare (Shanghai) Health Technology Co., Ltd. (“Suncare”)	December 24, 2025	PRC	99% owned by Decent HK	AI-powered digital health and wellness

On January 23, 2025, the Company completed its initial public offering (“IPO”) on the Nasdaq Capital Market, issuing an aggregate of 1,250,000 Ordinary Shares, par value $0.0001 per share, at a price of $4.00 per share. In addition, on January 21, 2025, the Company entered into an underwriting agreement with Craft Capital Management LLC, who acted as the representative of the underwriters, pursuant to which the Company granted the underwriters a 45-day option to purchase up to an additional 187,500 Ordinary Shares to cover the over-allotments option, if any. The initial public offering closed on January 23, 2025, with gross proceeds totaling US$5 million, before deducting underwriting discounts and offering expenses. The Ordinary Shares commenced trading on the Nasdaq Capital Market on January 22, 2025, under the ticker symbol “DXST.”

On May 9, 2025, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company adopted resolutions approving to i) reclassify all 16,250,000 ordinary shares issued and outstanding into Class A ordinary shares with a par value of US$0.0001 each, each having one vote per share, ii) redesign 5,000,000 Class B ordinary shares with a par value of US$0.0001 each, each having twenty votes per share, and iii) redesign the remaining 483,750,000 authorized but unissued ordinary shares into Class A ordinary shares on a one for one basis.

On November 12, 2025, the Company completed its public offering on the Nasdaq Capital Market, issuing an aggregate of 13,333,333 ordinary shares and up to 26,666,666 warrants, par value $0.0001 per share, at a price of $0.60 per share. Each whole warrant is exercisable for one ordinary share at an exercise price equal to 110% of the public offering price of the ordinary shares in this Offering. The warrants will be exercisable on a cashless basis and will expire 120 days after the closing of this offering. A total of 15,794,229 shares of class A ordinary shares were issued upon the exercise of warrants. The public offering closed on November 12, 2025, with gross proceeds totaling US$8 million, before deducting underwriting discounts and offering expenses.

On December 24, 2025, Decent HK and Mr. Li Kai jointly incorporated Suncare (Shanghai) Health Technology Co., Ltd. (“Suncare”), a company focused on the core business of AI-powered digital health and wellness. Decent HK holds 99% of the equity interest in Suncare.

Reverse Stock Split

On March 16, 2026, the Company effected a 1-for-25 reverse stock split of its issued and outstanding Class A ordinary shares and Class B ordinary shares. As a result, every 25 ordinary shares were combined into one ordinary share. The par value of the Class A ordinary shares was increased from $0.0001 to $0.0025 per share, and the par value of the Class B ordinary shares was increased from $0.0001 to $0.0025 per share. The total authorized share capital was adjusted to $50,000, divided into 19,800,000 Class A ordinary shares and 200,000 Class B ordinary shares.

No fractional shares were issued in connection with the reverse stock split; any fractional shares resulting from the split were rounded up to the nearest whole share.

The reverse stock split did not change the total amount of shareholders’ equity. All share and per share information in the accompanying unaudited interim condensed consolidated financial statements and notes for all periods presented have been retroactively adjusted to give effect to the reverse stock split.

Liquidity and capital resources

As of April 30, 2026, we had cash of $1,653,308 and working capital of $13.0 million. Net cash used in operating activities was $5.7 million for the six months ended April 30, 2026, compared to $1.6 million for the six months ended April 30, 2025, primarily due to the increase in accounts receivable and contract assets. In response to the Company’s current liquidity position, management has systematically deployed improvement measures across two dimensions: inflows enhancement and outflows control. On the inflows front, the Company is accelerating the collection of accounts receivable and contract assets to shorten the cash conversion cycle, while actively expanding bank credit facilities and supply chain financing channels, and continuously optimizing the revenue mix in favor of businesses with faster cash conversion. On the outflows front, the Company is strictly controlling capital expenditures and discretionary spending, while negotiating more favorable payment terms with suppliers. Over the medium to long term, the Company will establish a rolling cash flow forecasting system and enhance customer credit risk management mechanisms to fundamentally strengthen the stability and predictability of operating cash flows. The management concludes that the Company has sufficient funds for sustainable operation and it will be able to meet its payment obligations from operations and debt related commitments for the next 12 months from the issuance of the consolidated financial statements.

2.	RECLASSIFICATION

The Company has reclassified certain comparative amounts in the consolidated cash flow for the six months ended April 30, 2025 to conform to the current year’s presentation. The principal reclassifications are related to the offering cost paid being reclassified from the cash flows from operating activities to cash flows from financing activities. The reclassification did not have an impact on the reported total assets, liabilities, stockholders’ equity and net income.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the audited financial statements and notes thereto for the fiscal years ended October 31, 2025 and 2024. Operating results for the six months ended April 30, 2026 are not necessarily indicative of the results that may be expected for the year ending October 31, 2026.

Principles of Consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of Estimates

The preparation of these unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Identified below are the accounting policies that reflect the Company’s most significant estimates and judgments, and those that the Company believes are the most critical to fully understanding and evaluating its unaudited interim condensed consolidated financial statements. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements include but not limited to the useful lives of property and equipment, impairment of long-lived assets, valuation of accounts receivables, prepayments, other receivable, inventory and deferred tax assets. Actual results could differ from these estimates.

Cash

Cash consists of cash on hand and at banks. The Company has not experienced any losses in such accounts and does not believe the cash is exposed to any significant risk.Pursuant to the Regulations on Deposit Insurance of the People’s Republic of China, corporate legal entities are entitled to deposit insurance coverage with a maximum limit of RMB 500,000 per insured institution. This coverage applies to the aggregate principal and interest of all deposit accounts held by the same corporate entity at the same bank. Deposits within the limit are fully protected and shall be repaid in full within seven working days upon bank failure. Any amount exceeding RMB 500,000 is not covered by the deposit insurance fund and shall be settled in accordance with the bank’s liquidation process.

Accounts Receivable, Net

Accounts receivable represents the revenues earned from the clients but have not yet collected. Accounts receivable is recorded at net realizable value.

On November 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost, of which the Company reported only accounts receivable as of October 31, 2024. Results for reporting periods beginning November 1, 2023 are presented under ASC 326. The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. The effects on adoption of ASC 326 was $3,553. As of April 30, 2026 and October 31, 2025, allowance for credit loss was $2,469,626 and $1,595,831, respectively.

Prepayment, Net

Prepayments are cash deposited or advanced to suppliers for future inventory purchases or service providers for future services. This amount is refundable and bears no interest. For any prepayments determined by management that such advances will not be in receipts of inventories, services, or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

Prepaid expenses

Prepaid expenses represent payments made in advance for goods and services that will be consumed in future periods. These amounts are initially recorded as assets on the balance sheet at cost and are amortized over the period the related benefits are expected to be received. Prepaid expenses with a benefit period of one year or less are classified as current assets; amounts applicable to periods beyond one year are classified as non-current assets. Amortization is recorded as an expense in the income statement in the periods benefited.

Lease

Under ASC Topic 842, lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate based on the information available at the lease commencement date. The Company generally uses the base, non-cancellable lease term in calculating the right-of-use assets and lease liabilities.

For operating leases, lease expense for lease payments is recognized on a straight-line basis over the lease term. Variable lease payments that do not depend on a rate or index are expensed as incurred.

The Company elected the practical expedients for an entity ongoing accounting and applied the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Company is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Company did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

The Company’s accounting for finance lease (formerly called capital lease) remains substantially unchanged. ASC Topic 842 adoption did not have a material impact on the Company’s unaudited interim condensed consolidated financial statements. On the other hand, operating lease expense is recognized on a straight-line basis over the lease term.

The Company evaluates the impairment of its right of use (ROU) assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of finance and operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended October 31, 2025 and 2024, the Company did not have any impairment loss against its operating lease ROU assets.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Estimated useful lives (years)
Electronic equipment	2 – 5
Office facilities	2 – 5
Machinery equipment	3 – 5
Vehicles	4 – 5

Expenditure for maintenance and repairs is expensed as incurred.

The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the lower of the carrying value or fair value less cost to sell the relevant assets and is recognized in general and administrative expenses in the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income.

The depreciation is recorded under the general and administrative expenses as well as research and development expenses in the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income.

Intangible Assets

Intangible assets mainly comprise patent right. Intangible assets are recorded at cost less accumulated amortization with no residual value. Amortization of intangible assets is computed using the straight-line method over their estimated useful lives. The amortization is recorded under the general and administrative expenses in the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income.

The estimated useful lives of the Company’s intangible assets are listed below:

Estimated useful lives (years)
Patent right	20

Impairment of Long-lived Assets

In accordance with ASC 360-10-35, the Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Based on the existence of one or more indicators of impairment, the Company measures any impairment of long-lived assets using the projected discounted cash flow method at the asset group level. The estimation of future cash flows requires significant management judgment based on the Company’s historical results and anticipated results and is subject to many factors. The discount rate that is commensurate with the risk inherent in the Company’s business model is determined by its management. An impairment loss would be recorded if the Company determined that the carrying value of long-lived assets may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying values of the assets exceed the fair value of the assets. No impairment has been recorded by the Company for the six months ended April 30, 2026 and 2025.

Revenue Recognition

The Company recognized its revenue under Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). The Company recognizes revenues when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. The Company recognizes revenues following the five-step model prescribed under Topic 606: (i) identify contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenues when (or as) the Company satisfies the performance obligation.

Revenues are recognized when control of the promised goods or services is transferred to our customers, which may occur at a point in time or over time depending on the terms and conditions of the agreement, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The Company generates its revenues primarily from 5 sources: (1) Wastewater treatment revenue, (2) River water quality management revenue, (3) Product sales revenue, (4) Training and (5) Others. The Company recognizes revenue, excluding any VAT, when performance obligations under the terms of a contract with its customers are satisfied. This occurs when the control of the goods and services have been transferred to the customer.

Wastewater treatment segment

As of April 30, 2026, RMB 35,700,000 (approximately $5.2 millions) of the agreement that were signed but had unperformed obligations related to river water quality management project, and it was completed in June 2026. As of April 30, 2026, RMB 41,000,000 (approximately $6.0 millions) of the agreement that were signed but had unperformed obligations related to wastewater treatment revenue, and it was not yet completed as of the issuance date of this report.

(1) Wastewater treatment revenue

For wastewater treatment projects, the Company contracts with customers to provide design proposal according to customers’ need and complete the construction. The terms of pricing and payment are fixed with no discount or rebate offered, no variable consideration is involved. Apart from the completion of the construction, an assurance-type warranty promise is identified in the contract, which normally for one year. This promise is used to complete the project, and the customers cannot benefit from standalone promise. Thus, there is only one performance obligation with standard quality guarantee for wastewater treatment projects. The revenue is recognized at a point in time since the projects do not meet any of the following criteria:

1.	The customer simultaneously receives and consumes the economic benefits of the provided asset as the entity performs;

2.	The seller’s performance creates or enhances an asset controlled by the customer as the asset is created or enhanced; or

3.	The seller’s performance creates an asset with no alternative use, and the seller has an enforceable right to payment for performance completed to date.

The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of project, usually at the time when the project has been passed final acceptance by customers. The control of the project is then transferred from the Company to the customers upon completion of customers’ final acceptance. Payments are due from its customers based on the payment terms established in its contracts.

The Company only provides customers with the assurance that the projects would function in accordance with agreed-upon specifications are accounted for in accordance with existing guidance on product warranties. Hence, the warranties are considered as assurance type warranties, and would be treated as a liability with no impact to revenue recognition.

(2) River water quality management revenue

For river water quality management projects, the Company contracts with customers to provide design proposal according to customers’ need and achieve the target of water quality improvement which often takes an extended period of time. The terms of pricing and payment are fixed, no variable consideration is involved. Thus, there is only one performance obligation. Revenue generated from river water quality management is recognized over time using contract cost-based input method to measure progress. Contract costs include labor, material and allocable indirect expenses. Revenue is recognized proportionally as contract costs are incurred plus estimated fees. Under this method, the extent of progress towards completion is measured based on the ratio of total cost incurred to date to the total estimated cost at completion of the performance obligation. Revenues are recorded proportionally as total costs are incurred. The customer simultaneously receives and consumes the economic benefits once the river water quality management projects are performed. Payments are due from its customers based on the payment terms established in its contracts.

The Company only provides customers with the assurance that the products would function in accordance with agreed-upon specifications are accounted for in accordance with existing guidance on product warranties. Hence, the warranties are considered as assurance type warranties, and would be treated as a liability with no impact to revenue recognition.

(3) Product sales revenue

For product sales, the Company contracts with customers to provide hydrophyte and chemical reagent, which is the only performance obligation under the contract. The terms of pricing and payment are fixed with no discount or rebate offered, no variable consideration is involved. The performance obligation is satisfied at a point of time and recognized in revenue upon the completion of delivery to the customers, usually at the time when the goods related to products sales contract is delivered to and accepted by the customers. Payments are due from its customers based on the payment terms established in its contracts.

Digital health and wellness segment

The Company enters into cooperation agreements with service partners and business partners to expand its “Digital Health Center” (数字康养中心)门店 and partner network. Each agreement requires the partner to pay a nonrefundable upfront “Startup Service Package” (启动服务包) fee, including training service, core product package and supporting service. The Company should recognize the full upfront fee as Contract liabilities. Under ASC 606, the upfront cooperation fees should be treated as transaction price and allocated to identified performance obligations within the “Startup Service Package” (启动服务包). Revenue shall be recognized when each performance obligation is satisfied. Revenue recognition should be disaggregated based on the distinct performance obligations: (1) tangible products revenues was recognised at the point in time upon delivery (Product sales revenue); (2) training services revenues was recognised over the service period (Training revenue); and (3) one-time Q&A supporting services revenue was recognised at the point in time upon suppurting or 3 days after the delivery of training manual (Others).

Revenue by major product line

	For The Six Months Ended April 30,
	2026	2025
Wastewater treatment revenue	$9,186,084	$493,123
River water quality management revenue	4,297,180	4,728,449
Product sales revenue	1,344,830	277,081
Training revenue	3,502,890	—
Others	254,541	—
Total Revenue	$18,585,525	$5,498,653

Cost of Revenues

Cost of revenues consists primarily of materials purchased from suppliers, and labor cost (including salaries and benefits), as well as project and production support cost, which are directly related to revenue generating transactions. These costs are charged to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income as incurred.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. In accordance with ASC 340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs.

The revenue is recognized when control of the promised is rendered over the service period and the payment from customers is not contingent on a future event, and the right to consideration in exchange that the Company has transferred to a customer is only conditioned on the passage of time. The contract assets as of April 30, 2026 and October 31, 2025 are as follows:

	April 30, 2026	October 31, 2025
Contract assets for wastewater treatment revenue	$690,024	$263,528
Contract assets for river water quality management revenue	1,148,111	894,842
Total	$1,838,135	$1,158,370

The following table sets forth the movement of contract assets:

	April 30, 2026	October 31, 2025
Balance, at beginning of the year	$1,158,370	$603,979
Addition	673,711	1,112,636
Reduction	(54,705)	(565,881)
Exchange rate difference	60,759	7,636
Balance, at end of the year	$1,838,135	$1,158,370

Contract liabilities represents cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period of time and point in time. Contract liabilities are derecognized when or as revenue is recognized. The following table sets forth the movement of contract assets:

	April 30, 2026	October 31, 2025
Balance, at beginning of the year	$—	$—
Addition	5,755,527	—
Reduction	(4,522,302)	—
Exchange rate difference	23,156	—
Balance, at end of the year	$1,256,381	$—

General and administrative expenses

General and administrative expenses consist primarily of salaries and welfare expenses and related expenses for employees involved in general corporate functions, including accounting, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses, professional service fees, depreciation, amortization and other general corporate related expenses. These expenses are charged to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income as incurred.

Selling expenses

Selling expenses consist primarily of salaries and welfare expenses to sales and marketing personnel and costs associated with use by sales function, such as travelling expenses, business entertainment expense and other sales related expenses. These expenses are charged to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income as incurred.

Research and Development Expenses

Research and development expenses consist primarily of compensation and benefits to research and development staffs, and costs associated with use by research and development function of facilities and equipment, such as traveling and general expenses, depreciation and other expenses related to research and development. These expenses are charged to the unaudited interim condensed consolidated statements of operation and comprehensive (loss) income as incurred.

Comprehensive income

The Company applies ASC 220, Comprehensive Income (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the six months ended April 30, 2026 and 2025, the Company’s comprehensive income includes net income, and other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company’s subsidiaries not using the U.S. dollar as their functional currencies.

Earnings (Loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributable to Xinzi shareholders, divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. No dilutive shares for the six months ended April 30, 2026 and 2025.

Fair Value Measurements

U.S. GAAP establishes a three-tier hierarchy to prioritize the inputs used in the valuation methodologies in measuring the fair value of financial instruments. This hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three-tier fair value hierarchy is:

Level 1 – observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – include other inputs that are directly or indirectly observable in the market place.

Level 3 – unobservable inputs which are supported by little or no market activity.

The carrying value of the Company’s financial instruments, including cash, accounts and other receivables, other current assets, accounts and other payables, and other short-term liabilities approximate their fair value due to their short maturities.

Income Taxes

The Company’s subsidiaries in China are subject to the income tax laws of the relevant tax jurisdiction. No taxable income was generated outside the PRC for the six months ended April 30, 2026 and 2025. The Company accounts for income tax in accordance with U.S. GAAP.

Current income taxes are provided on the basis of net profit (loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive loss in the period of the enactment of the change.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized upon examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. PRC tax returns filed in 2024 and 2023 are subject to examination by any applicable tax authorities. The Company had no uncertain tax position for the six months ended April 30, 2026 and 2025.

Foreign Currency and Foreign Currency Translation

An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which the entity primarily generates and expends cash. Management’s judgment is essential to determine the functional currency by assessing various indicators, such as cash flows, sales price and market, expenses, financing and inter-company transactions and arrangements. The functional currency of the Company is the United States dollar (“U.S. dollar”). The functional currency of the Company’s subsidiaries in the Hong Kong, China is the Hong Kong dollar (“HKD”). The functional currency of the Company’s operations in the PRC is the Chinese Yuan or Renminbi (“RMB”).

The unaudited interim condensed consolidated financial statements are presented in U.S. dollars. Assets and liabilities are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average of the exchange rates in effect during the reporting period. Shareholders’ equity accounts are translated using the historical exchange rates at the date the entry to shareholders’ equity was recorded, except for the change in retained earnings during the period, which is translated using the historical exchange rates used to translate each period’s income statement. Differences resulting from translating functional currencies to the reporting currency are recorded in accumulated other comprehensive income in the unaudited interim condensed consolidated balance sheets.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Gains and losses resulting from foreign currency re-measurement are included in the statements of operation and comprehensive (loss).

Translation of amounts from RMB into U.S. dollars has been made at the following exchange rates:

Balance sheet items, except for equity accounts
April 30, 2026	RMB6.8273 to $1
October 31, 2025	RMB7.1169 to $1

Income statement and cash flows items
For the six months ended April 30, 2026	RMB6.9555 to $1
For the six months ended April 30, 2025	RMB7.2681 to $1

Segment Reporting

ASC Topic 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products or services. The chief executive officer is the chief operating decision maker. Based on management’s assessment, the Company had two operating and reportable segments: (1) Wastewater treatment related and (2) Digital health and wellness related during the six months ended April 30, 2026 and 2025. The segments information is also detailed in the Note 14.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, which is an update to Topic 280, Segment Reporting. The amendments in this Update improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments in this update: (1) require that a public entity disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”), (2) Require that a public entity disclose, on an annual and interim basis, an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, (3) Require that a public entity provide all annual disclosures about a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods, and (4) Clarify that if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) should be the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements. In other words, in addition to the measure that is most consistent with the measurement principles under generally accepted accounting principles (GAAP), a public entity is not precluded from reporting additional measures of a segment’s profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources, (5) Require that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources, and (6) Require that a public entity that has a single reportable segment provide all the disclosures required by the amendments in this Update and all existing segment disclosures in Topic 280. The amendments in this Update also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. A public entity should apply the amendments in this Update retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company adopted this guidance on November 1, 2024,to improve segment disclosure transparency and the adoption did not have a material impact on its unaudited interim condensed consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of income and comprehensive income and unaudited interim condensed consolidated statements of cash flows.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable as of April 30, 2026 and October 31, 2025 are as follows:

	April 30, 2026	October 31, 2025
Accounts receivable	$23,739,661	$13,978,454
Less: Allowance for credit losses	(2,469,626)	(1,595,831)
Totals	$21,270,035	$12,382,623

Accounts receivable by aging bucket are as follows:

	Balance as of April 30, 2026	Subsequent collection	% of Subsequent collection
Less than half year	$14,017,391	$1,063,781	7.6
half year to 1 year	8,220,210	2,193,400	26.7
1 year to 1.5 years	697,611	124,163	17.8
1.5 years to 2 years	636,752	636,752	100.0
2 years to 2.5 years	—	—	—
2.5 year to 3 years	—	—	—
over 3 years	167,697	—	—
Total gross accounts receivable	$23,739,661	4,018,096	16.9
Less: Allowance for accounts receivable	(2,469,626)
Accounts receivable, net	$21,270,035

The following table sets forth the movement of allowance for accounts receivable:

	April 30, 2025	October 31, 2025
Balance, at beginning of the period	$1,595,831	$741,753
Addition (Reversal)	791,245	842,339
Exchange rate difference	82,550	11,739
Balance, at end of the period	$2,469,626	$1,595,831

5.	PREPAYMENT, NET

Prepayment as of April 30, 2026 and October 31, 2025 are as follows:

	April 30, 2026	October 31, 2025
Prepayment	$5,674,377	$88,116
Less: Allowance for bad debt	(91,854)	(88,116)
Totals	$5,582,523	$—

The following table sets forth the movement of allowance for prepayment:

	April 30, 2026	October 31, 2025
Balance, at beginning of the period	$88,116	$88,105
Addition (Reversal)	—	—
Exchange rate difference	3,738	11
Balance, at end of the period	$91,854	$88,116

6.	LOAN RECEIVABLE

Loan receivable as of April 30, 2026 and October 31, 2025 are as follows:

	April 30, 2026	October 31, 2025
Current
XIAOMING MANAGEMENT SERVICES PTE. LTD (b)	$250,000	$—
Yaruyun (Shanghai) Enterprise Management Co., Ltd. (a)	350,000	—

Non-current
Yaruyun (Shanghai) Enterprise Management Co., Ltd. (a)	$—	$350,000

(a)	As of October 30, 2025, the Company had one non-current loan receivable outstanding, granted to Yaruyun (Shanghai) Enterprise Management Co., Ltd. on January 24, 2025, with a principal amount of $350,000. The loan has a contractual term of two years, maturing on January 24, 2027, and bears interest at a fixed annual rate of 4%. Interest is payable annually in arrears on January 24 of each year. As of April 30, 2026, this loan should be classified as current loan receivable.

(b)	As of April 30, 2026, the Company had one current loan receivable outstanding, granted to XIAOMING MANAGEMENT SERVICES PTE. LTD on April 13, 2026 with a remaining principal amount of $250,000. The loan is interest-free and matures on May 7, 2026.

Interest income is recognized using the effective interest method over the term of the loan. The Company adopts the simplified interest calculation method (30 days per month) for interest recognition.

7.	PREPAID EXPENSES

As of April 30, 2026 and October 31, 2025, prepaid expenses consisted of the following:

	April 30, 2026	October 31, 2025
Current portion
Prepaid professional service fees	$709,814	$1,507,714
Prepaid research and development expenses	350,000	420,000
Prepaid insurance	—	35,645
Prepaid other expenses	47,882	—
Non-current portion
Prepaid research and development expenses	—	105,000
Totals	$1,107,696	$2,068,359

8.	PROPERTY AND EQUIPMENT

As of April 30, 2026 and October 31, 2025, property and equipment consisted of:

	April 30, 2026	October 31, 2025
Electronic equipment	$44,955	$27,627
Office facilities	22,320	20,838
Machinery equipment	148,576	142,530
Vehicles	300,266	288,048
Less: Accumulated depreciation	(300,812)	(243,336)
Less: Impairment loss	(35,617)	(34,168)
Totals	$179,688	$201,539

Depreciation recognized to the unaudited interim condensed consolidated statements of income and comprehensive income for the six months ended April 30, 2026 and 2025 were $46,285 and $36,779, respectively.

9.	LEASE

With the adoption of ASC Topic 842, the Company has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments.

The Company entered into operating lease agreements for office spaces discounted at 3.39% (weighted average rate for operating leases), the Company’s incremental borrowing rate, over the expected term. The weighted average remaining operating lease term (years) was 2.61 as of April 30, 2026. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Operating lease expenses were $108,862 and $27,518 for the six months ended April 30, 2026 and 2025, respectively.

Supplemental balance sheet information related to operating leases was as follows:

	April 30, 2026	October 31, 2025
Operating lease assets, net	$760,269	$154,556
ROU assets	882,426	316,234
Accumulated amortization	(122,157)	(161,678)
Operating lease liabilities – current	290,326	52,217
Operating lease liabilities – non-current	426,626	54,331
Total operating lease liabilities	$716,952	$106,548

The Company entered into finance lease agreements for vehicle equipment discounted at 0% (weighted average rate for finance lease). The Company recognizes finance lease expense on a straight-line basis over the useful life of 5 years. Finance lease expenses was $7,306 for the six months ended April 30, 2025. As of October 31, 2025, the Company’s finance lease agreement expired, and the ownership of the vehicle was transferred to the Company. Accordingly, the related finance lease asset was reclassified to property and equipment.

Cash flow information related to lease consisted of the following:

	For the six months ended April 30,
	2026	2025
Financing cash payments for finance leases	$—	$11,695

The following is a schedule, by years, of maturities of lease liabilities as of April 30, 2026:

Year ended October 31,	Operating Leases
2026	$186,464
2027	309,816
2028	251,228
Total lease payments	747,508
Less: Imputed interest	(30,556)
Present value of lease liabilities	716,952
Less: Current lease liabilities	290,326
Long-term lease liabilities	426,626

10.	OTHER PAYABLES

As of April 30, 2026 and October 31, 2025, other payables consisted of:

	April 30, 2026	October 31, 2025
VAT and other taxes payable	$7,220,548	$4,984,719
Others	21,389	20,656
Totals	$7,241,937	$5,005,375

11.	INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Companies, which are incorporated in Hong Kong, are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC Tax

Decent China is governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments. Decent China obtained the “high-tech enterprise” tax status and renewed it in December 2022, which reduced its statutory income tax rate to 15%. The high-tech enterprise tax status will expire in December 2025. According to PRC tax regulations, the PRC net operatimg loss can generally carry forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred for gerneral enterprises, while for high-tech enterprises, technology-based small and medium-sized enterprises and eligible integrated circuit enterprises, the maximum carry-forward period is 10 years. Carryback of losses is not permitted. As of April 30, 2026, there were no net operating losses generated for PRC corporate income tax purposes.

A reconciliation of the income tax expenses determined at the statutory income tax rate to the Company’s income taxes is as follows:

	For The Six Months Ended April 30,
	2026	2025
Income tax computed at 25%	$(217,032)	$(112,353)
Different tax rates in other jurisdictions	629,555	163,809
Tax preferential rate	(144,500)	(19,830)
Non deductible expenses	4,834	1,323
Super deduction	(78,351)	(3,196)
Tax loss not recognised	11,457	—
Income tax expense	$205,963	$29,752

	For The Six Months Ended April 30,
	2026	2025
Current income tax expense	$354,877	$143,621
Deferred income tax effect	(148,914)	(113,869)
Total income tax expense	$205,963	$29,752
Effective tax rates	(23.7)%	(6.6)%

Deferred tax asset

As of April 30, 2026 and October 31, 2025, deferred tax asset consisted of:

	October 31, 2026	October 31, 2025
Deferred tax asset
Provision for credit losses	$384,222	$252,592
Net operating loss carried forward	11,752	—
Provision for inventory obsolescence	2,152	2,070
Lease liabilities	46,442	15,982
Estimated warranty liabilities	18,024	1,447
Deferred tax liability
Right-of-use assets	(51,415)	(23,183)
Totals	$411,177	$248,908

12.	RELATED PARTIES

Balance with related parties

	April 30, 2026	October 31, 2025
Due from related parties
Dingxin Sun(1)	$347	$490
Totals	$347	$490

Transactions with related parties

		For The Six Months Ended April 30,
Name of Related Party	Nature	2026	2025
Shandong Dingxin Energy Saving Technology Group Co. Ltd.(2)	Office Rental	$28,754	$27,518

Loan made to related parties*

	For the six months ended April 30,
	2026		2025
Name of Related Party	Borrowing	Repayment	Borrowing	Repayment
Dingxin Sun(1)	$—	$—	$—	$38,901
Totals	$—	$—	$—	$38,901

*	Loan made to related parties above represented the Group’s interest-free loans.

(1)	Dingxin Sun: the director of Shandong Dingxin Ecology Environmental Co., Ltd.

(2)	Shandong Dingxin Energy Saving Technology Group Co. Ltd.: the company directly controlled by Dingxin Sun.

13.	EQUITY

Ordinary share

As of April 30, 2026, ordinary share has a par value of US$0.0025 per share. The authorized number of Class A Ordinary shares was 19,800,000 shares. Issued and outstanding Class A Ordinary shares were 1,615,128 shares, each having 1 vote per share. The authorized number of Class B Ordinary shares was 200,000 shares. Issued and outstanding Class B Ordinary shares were 200,000 shares, each having 20 vote per share.

On November 12, 2025, the Company completed its public offering on the Nasdaq Capital Market, issuing an aggregate of 13,333,333 ordinary shares (equivalent to 533,334 shares on a post-reverse-split basis) and warrants to purchase up to 26,666,666 ordinary shares. The offering price was US$0.60 per share (combined with a warrant), gross proceeds totaling US$8 million and net proceeds totaling US$7,037,437.

From the closing of this offering through April 30, 2026, warrants to purchase 15,794,229 Class A ordinary shares (equivalent to 631,794 shares post-split) were exercised cashless, resulting in the issuance of the corresponding number of Class A ordinary shares. All remaining warrants to purchase 10,872,437 ordinary shares were not exercised prior to their expiration. As these warrants expired unexercised, no warrants remained outstanding as of April 30, 2026.

Surplus reserve

A significant portion of the Company’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from the Company’s subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of the Company’s subsidiaries included in the Company’s unaudited interim condensed consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC Operating Subsidiary are restricted in their ability to transfer a portion of their net assets to the Company. As of April 30, 2026 and October 31, 2025, net assets restricted in the aggregate, which include paid-in capital and statutory reserves funds of the Company’s subsidiaries, that are included in the Company’s unaudited interim condensed consolidated net assets were approximately $1.87 and $1.74 million.

14.	SEGMENT INFORMATION

The Company has two operating segments (1) Wastewater treatment related, (2) Digital health and wellness related based on the business segments.

Information on reportable segments and reconciliation to consolidated net income is as follows:

	For The Six Months Ended April 30,
	2026	2025
Wastewater treatment related
Gross profits	$3,178,502	$1,511,095
Operating expenses	(3,825,822)	(1,976,883)
Operating loss	(647,320)	(465,788)

Digital health and wellness related
Gross profits	$3,020,787	$—
Operating expenses	(3,249,219)	—
Operating loss	(228,432)	—

Consolidated
Gross profits	$6,199,289	$1,511,095
Operating expenses	(7,075,041)	(1,976,883)
Operating loss	(875,752)	(465,788)
Total other income, net	7,622	16,375
Provision for income taxes	(205,963)	(29,752)
Net loss	(1,074,093)	(479,165)

Total segment assets reconciled to consolidated total assets as follows:

	As of April 30, 2026	As of October 31, 2025
Wastewater treatment related	$30,774,798	$17,178,975
Digital health and wellness related	2,750,919	—
Consolidated	33,525,717	17,178,975

15.	CONCENTRATIONS, RISKS AND UNCERTAINTIES

Deterioration in general economic conditions in the United States and globally, including the effect of prolonged periods of inflation on our customers and suppliers, could harm our business and results of operations.

Our business and results of operations could be adversely affected by changes in national or global economic conditions. These conditions include but are not limited to inflation, rising interest rates, availability of capital markets, energy availability and costs (including fuel surcharges), negative impacts resulting from the military conflict between Russia and the Ukraine, and the effects of governmental initiatives to manage economic conditions. Impacts of such conditions could be passed on to our business in the form of a reduced customer base and/or our customers spendings due to possible reductions in industry-wide spendings and/or economic pressure on our suppliers to pass on increased costs.

Risks Related to Doing Business in China

The recent state government interference into business activities on U.S. listed Chinese companies may negatively impact our operations.

Recently, the Chinese government announced that it would step up supervision of Chinese firms listed offshore. Under the new measures, China will improve regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (the “CAC”) has also opened a cybersecurity probe into several U.S.-listed tech giants focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer data. Our operations and business interests are in Taiwan and mainland China. If the Chinese government’s interference expands and by proxy, our business interests are affected, our operations may be negatively impacted although presently, there is no discernible immediate impact.

Credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration risk

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The concentration on sales revenues generated by customers type comprised of the following:

	For the six months ended April 30,
	2026	2025
Percentage of the Company’s sales
Customer C	28%	21%
Customer A	27%	9%
Customer H	18%	—%
Customer G	0%	68%

The table sets above information as to the revenue derived from those customers that accounted for more than 10% of the Company’s total revenues for the six months ended April 30, 2026 and 2025.

	As of April 30, 2026	As of October 31, 2025
Percentage of the Company’s accounts receivable
Customer A	42%	60%
Customer C	27%	8%
Customer G	14%	23%
Customer H	15%	3%

The table above sets forth information as to each customer that accounted for more than 10% for the Company’s accounts receivable as of April 30, 2026 and October 31, 2025.

The concentration on purchases generated by suppliers type comprised of the following:

	For the six months ended April 30,
	2026	2025
Percentage of the Company’s purchases
Supplier C	30%	29%
Supplier D	12%	2%
Supplier F	15%	57%
Supplier K	23%	6%

The table sets above information as to the purchases derived from the supplier that accounted for more than 10% of the Company’s total purchases for the six months ended April 30, 2026 and 2025.

	As of
	April 30, 2026	October 31, 2025
Percentage of the Company’s accounts payable
Supplier C	39%	29%
Supplier D	14%	33%
Supplier F	13%	32%
Supplier K	28%	3%

The table above sets forth information as to each supplier that accounted for more than 10% for the Company’s accounts payable as of April 30, 2025 and October 31, 2025.

16.	SUBSEQUENT EVENT

The Company evaluated all events and transactions that occurred after April 30, 2026 up through the reporting date. There were no other subsequent events occurred that would require recognition or disclosure in the Company’s unaudited interim condensed consolidated financial statements.

17.	FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Rule 4-08 (e)(3) of Regulation S-X, “General Notes to Financial Statements” and concluded that it was applicable to the Company; therefore, the financial statements for the parent company are included herein.

The condensed financial information of the parent company, Decent Holding INC., has been prepared using the same accounting policies as set out in the Company’s unaudited interim condensed consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

The Company and its subsidiaries are included in the unaudited interim condensed consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company’s stand-alone financial statements, its investments in subsidiaries are reported using the equity method of accounting. The Company’s share of income and losses from its subsidiaries is reported as income and losses from subsidiaries in the accompanying condensed financial information of parent company.

As of April 30, 2026 and October 31, 2025, the Company did not have any outstanding guarantees, long-term obligations, or significant capital and other commitments.

PARENT COMPANY BALANCE SHEETS

	April 30, 2026	October 31, 2025
	Unaudited
ASSETS
Current assets
Cash	$1,496,050	$64,182
Prepaid expenses, current	709,814	1,402,714
Interest receivable	3,500	10,500
Due from intercompany entity	3,586,339	1,395,600
Non-current assets
Investment in subsidiaries	7,706,888	$5,534,567
Prepaid expenses, non-current	—	105,000
Loan receivable	600,000	350,000
Deferred offering cost	—	19,884
Total assets	$14,102,591	$8,882,447

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	24,000	$24,000
Due to intercompany entity	$132,312	1,130,776
Total liabilities	$156,312	$1,154,776

Shareholders’ equity
Class A Ordinary shares (US$0.0025 par value, 19,800,000 shares authorized, 1,615,128 and 450,000 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively)	4,038	1,125
Class B Ordinary shares (US$0.0025 par value, 200,000 shares authorized, 200,000 shares issued and outstanding as of April 30, 2026 and October 31, 2025, respectively)	500	500
Subscription receivable	(1,500)	(1,500)
Additional paid-in capital	11,257,406	4,222,882
Statutory reserve	666,232	512,732
Non-controlling interests	(2,217)	—
Retained earnings	1,893,290	3,118,706
Accumulated other comprehensive loss	128,530	(126,774)
Total shareholders’ equity	13,946,279	7,727,671
Total liabilities and shareholders’ equity	$14,102,591	$8,882,447

PARENT COMPANY STATEMENTS OF OPERATION AND COMPREHENSIVE (LOSS) INCOME

	For the six months ended April 30,
	2026	2025
	Unaudited	Unaudited
OPERATING EXPENSES	$(2,252,564)	$(613,077)
INCOME FROM SUBSIDIARIES	1,178,471	133,912

NET LOSS	(1,074,093)	(479,165)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	255,264	(131,684)
COMPREHENSIVE (LOSS) INCOME	$(818,829)	$(610,849)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the six months ended April 30,
	2026	2025
	Unaudited	Unaudited
Net cash used in operating activities	$(1,672,349)	$(120,882)
Net cash used in investing activities	(3,933,220)	(2,573,000)
Net cash provided by financing activities	7,037,437	3,035,285

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon or before completion of this offering, provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director’s), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director’s (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of their own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in the above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Pursuant to our offer letters to directors and employment agreements with executive officers, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of placement agency agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following unregistered securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of ordinary shares.

On May 9, 2025, the Company convened its extraordinary general meeting of shareholders, during which the shareholders of the Company approved, among other things, to adjust our authorized share capital and to adopt a dual-class share structure through reclassification of our ordinary shares, consisting of Class A ordinary shares and Class B ordinary shares. As a result, (i) all 16,250,000 Ordinary Shares issued and outstanding were reclassified into class A ordinary shares with a par value of US$0.0001 each, each having one (1) vote per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis; (ii) 5,000,000 ordinary shares issued and outstanding were reclassified into 5,000,000 class B ordinary shares with a par value of US$0.0001 each, each having twenty (20) votes per share and with other rights attached to it in the Second Amended and Restated Memorandum and Articles of Association on a one for one basis; and (iii) the remaining 483,750,000 authorized but unissued ordinary shares were redesignated into Class A ordinary shares on a one for one basis. Concurrently, the shareholders approved for the Company to redesignate, reclassify and repurchase 8,026,000 Class A ordinary shares and 5,000,000 Class B ordinary shares registered in the name of Decent Limited. The share numbers and par value set forth in this paragraph are presented on a pre-split basis and do not give effect to the one-for-twenty-five reverse share split effected on March 16, 2026, or to the increase in our authorized share capital approved by our shareholders on July 14, 2026.

On August 6, 2026, we issued 400,000 Class B Ordinary Shares to Mr. Dingxin Sun, the Chairman of our board of directors, at a subscription price of $2.00 per share, for aggregate consideration of $800,000. We believe this issuance was exempt from registration under the Securities Act in reliance on Regulation S regarding sales by an issuer in offshore transactions. No underwriters were involved in this issuance.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)	For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Yantai, Shandong Province, China, on [*], 2026.

Decent Holding Inc.
By:	/s/
Name:	Haicheng XU
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title

/s/	Chairman of the Board and Director
Name: Dingxin SUN

/s/	Chief Executive Officer
Name: Haicheng XU	(principal executive officer)

/s/	Chief Financial Officer
Name: Francis ZHANG	(principal financial and accounting officer)

/s/	Director
Name: Dingyan SUN

/s/	Director
Name: Tao FENG

/s/	Director
Name: Zijian TONG

/s/	Director
Name: Chun Yu Leeds CHOW

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Decent Holding Inc., has signed this registration statement or amendment thereto in New York on [*], 2026.

Authorized U.S. Representative
Cogency Global Inc.

By:
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.

Decent Holding Inc.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
1.1**	Form of Placement Agency Agreement
3.1*	Fourth Amended and Restated Memorandum and Articles of Association
4.1**	Form of Warrant for this offering
4.2**	Form of Pre-Funded Warrant for this offering
5.1**	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class A Ordinary Shares being registered
8.1**	Opinion of Guantao Law Firm regarding certain PRC tax matters (included in Exhibit 23.4)
8.2**	Opinion of Ortoli Rosenstadt LLP regarding certain U.S. tax matters (included in Exhibit 23.5)
10.1	Employment Agreement between the Chief Executive Officer, Haicheng XU, and the Company (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
10.2	Employment Agreement between the Chief Financial Officer, Francis ZHANG, and the Company (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
10.3	Form of Director Offer Letter (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
10.4	English Translation of Office Rental Agreement between Shandong Dingxin Energy Saving Technology Group Co., LTD. and Decent China, dated April 1, 2023 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
10.5	English Translation of Office Rental Agreement between Shandong Dingxin Energy Saving Technology Group Co., LTD. and Decent China, dated September 16, 2022 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
10.6	Form of Purchase Contract by and between Decent China and supplier (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
10.7	Form of Sales Contract by and between Decent China and customer (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
10.8	Form of Project Contract by and between Decent China and customer (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
10.9**	Form of Securities Purchase Agreement
14.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.5 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
14.2	Insider Trading Policy (incorporated by reference to Exhibit 14.2 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
14.3	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-282509), as amended, initially filed with the SEC on October 4, 2024)
23.1	Consent of YCM CPA INC.
23.2**	Consent of WWC, P.C.
23.3**	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.4**	Consent of Guantao Law Firm (included in Exhibit 8.1)
23.5**	Consent of Ortoli Rosenstadt LLP (included in Exhibit 8.2)

*	Filed Herewith.

**	To be filed by amendment.